
07087163


NTI

2007 Annual Report

A Look Ahead

NOTICE OF 2007 ANNUAL MEETING
PROXY STATEMENT
10-KSB

Northern Technologies International Corporation

Environmentally Beneficial Materials Science

NTIC markets **environmentally beneficial** industrial products and technical services via its **worldwide** distribution network.

To Our Shareholders

We are pleased to present you with NTIC's 2007 Annual Report. In 2007, we have made a tremendous push to move forward and diversify our product offerings by further developing our emerging technology platforms with environmentally beneficial technologies and products, including bio-based and biodegradable plastic packaging products, plastic recycling technology that utilizes waste-to-energy conversion technologies and advanced corrosion solutions for the Oil & Gas Industry.

Our Values

Our responsibilities are first to our worldwide customers, then to our people, next to our communities and finally to our shareholders. Therefore, we must:

1. Exercise honor, humanity and disciplined management in our actions.
2. See a unified world through the global perspectives of our people.
3. Ensure that the environment becomes a better place because of what we do.
4. Invest continuously in our future.

It is these values that guide NTIC now and will continue to in the future.

Technology Platforms

In a concerted effort to extend NTIC's proprietary technologies, we engage in extensive scientific research and development programs in the areas of material science and corrosion protection.


Zerust

Zerust® is a line of environmentally friendly corrosion inhibiting packaging products and anti-corrosion coatings used in the automotive, electronics, electrical, mechanical, military and retail consumer markets. Zerust® has been NTIC's primary product line for 30 years and continues to show solid sales growth year after year.


Zerust
OIL & GAS

Zerust® Oil & Gas Division, offers proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the process chemical industry and is initially targeting the sale of these new Zerust® products to the oil and gas industry sector. NTIC has concluded successful trials of its solutions and is pursuing opportunities to market its technology to other potential customers in the oil and gas industry across several countries through its joint venture partners and other strategic partners.


Natur-Tec™

Natur-Tec™ is a line of bio-based and/or fully biodegradable (compostable) plastic products. Natur-Tec proprietary resins can be used to make bio-based and/or biodegradable plastic cutlery, grocery bags, lawn & leaf disposal bags, beverage cups and more. Patents and trade secrets allow NTIC to produce biodegradable (compostable) plastics with significantly greater mechanical strength properties in comparison to competitive products currently available in the market at a significantly lower price.


POLYMER
ENERGY

Polymer Energy™ offers a viable, economical and environmentally responsible alternative to current methods of recycling and disposal of plastic waste. The Polymer Energy™ system uses catalytic pyrolysis to efficiently convert plastics (primarily polyolefins) into crude oil. Polymer Energy, LLC. is a joint venture between NTIC and Zbigniew Tokarz, the inventor of this innovative technology. This proprietary and patent-protected technology is marketed under the T-Technology brand in Europe and under the Polymer Energy™ brand elsewhere in the world.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 24, 2008

The Annual Meeting of the Stockholders of Northern Technologies International Corporation, a Delaware corporation, will be held at Northern Technologies International Corporation Headquarters, 4201 Woodland Road, Circle Pines, Minnesota 55014, beginning at 4:00 p.m., local time, on Thursday, January 24, 2008, for the following purposes:

1. To elect seven persons to serve as our directors until the next annual meeting of the stockholders or until their respective successors shall be elected and qualified.

2. To ratify the selection of Virchow Krause & Company LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2008.

3. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

Only stockholders of record at the close of business on November 30, 2007 will be entitled to notice of, and to vote at, the meeting and any adjournments thereof. A stockholder list will be available at our corporate offices beginning January 14, 2008 during normal business hours for examination by any stockholder registered on NTIC's stock ledger as of the record date, November 30, 2007, for any purpose germane to the annual meeting.

It is important that your shares be represented and voted at the meeting. Please vote by the Internet or telephone or request a paper proxy card to sign, date and return by mail so that your shares may be voted.

By Order of the Board of Directors,



Matthew Wolsfeld
Corporate Secretary

December 12, 2007
Circle Pines, Minnesota

Important: Whether or not you expect to attend the meeting in person, please vote by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted. A prompt response is helpful and your cooperation is appreciated.

TABLE OF CONTENTS

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NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION
4201 Woodland Road, Circle Pines, Minnesota 55014

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

January 24, 2008

The Board of Directors of Northern Technologies International Corporation is soliciting your proxy for use at the 2008 Annual Meeting of Stockholders on Thursday, January 24, 2008. The Board of Directors has made available to our stockholders beginning on or about December 12, 2007 the Notice of Annual Meeting, this proxy statement and a form of proxy on the Internet or has mailed these materials to stockholders of NTIC upon their request.

INFORMATION CONCERNING THE ANNUAL MEETING

Date, Time, Place and Purposes of Meeting

The Annual Meeting of the Stockholders of Northern Technologies International Corporation (sometimes referred to as "NTIC," "we," "our" or "us" in this proxy statement) will be held on Thursday, January 24, 2008, at 4:00 p.m., local time, at the principal executive offices of Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, for the purposes set forth in the Notice of Annual Meeting.

Who Can Vote

Stockholders of record at the close of business on November 30, 2007 will be entitled to notice of and to vote at the meeting or any adjournment of the meeting. As of that date, there were 3,655,520 shares of our common stock outstanding. Each share of our common stock is entitled to one vote on each matter to be voted on at the Annual Meeting. Stockholders are not entitled to cumulate voting rights.

How You Can Vote

Your vote is important. If you are a stockholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

- **Vote by Internet**, by going to the website address http://www.proxyvote.com and following the instructions for Internet voting shown on the proxy card.
- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the proxy card.
- **Vote by Proxy Card**, by completing, signing, dating and mailing a proxy card in the envelope provided if you requested copies of these proxy materials.

If you vote by Internet or telephone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this proxy statement or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

If you return your signed proxy card or use Internet or telephone voting before the Annual Meeting, the named proxies will vote your shares as you direct. You have three choices on each matter to be voted on.

For the election of directors, you may vote:

- **FOR** the seven nominees for director,
- **WITHHOLD** your vote from the seven nominees for director or
- **WITHHOLD** your vote from one or more of the seven nominees for director.

For each of the other proposals, you may vote:

- **FOR** the proposal,
- **AGAINST** the proposal or
- **ABSTAIN** from voting on the proposal.

If you send in your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** all seven of the nominees for director and **FOR** all of the other proposals set forth in the Notice of Annual Meeting.

How Does the Board Recommend that You Vote

The Board of Directors unanimously recommends that you vote FOR all seven of the nominees for director and FOR the approval of all of the other proposals set forth in the Notice of Annual Meeting.

How You Can Change Your Vote or Revoke Your Proxy

If you are a stockholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted by one of the following methods:

- Submitting another proper proxy with a more recent date than that of the proxy first given by following the Internet or telephone voting instructions or completing, signing, dating and returning a proxy card to us.
- Sending written notice of your revocation to our Corporate Secretary.
- Attending the Annual Meeting and voting by ballot.

Quorum Requirement

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority (1,827,761 shares) of the outstanding shares of our common stock as of the record date will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of our common stock represented by proxies marked "For," "Abstain" or "Withheld" are counted in determining whether a quorum is present. In addition, a "broker non-vote" is considered in determining whether a quorum is present. A "broker non-vote" is a card returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker has no discretionary authority to vote on behalf of such customer on such matter.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of the seven nominees for director requires the affirmative vote of a plurality of the shares of common stock present in person or by proxy and entitled to vote and the approval of each of the other proposals requires the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy and entitled to vote.

If your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares on certain "routine" matters that include the election of directors (Proposal One) and the ratification of the selection of our independent registered public accounting firm (Proposal Two). Abstentions and withheld votes will be counted, and will have the effect of a negative vote.

Proxy Solicitation Costs

The cost of soliciting proxies, including the preparation, assembly, electronic availability and mailing of proxies and soliciting material, as well as the cost of making available or forwarding this material to the beneficial owners of our common stock will be borne by NTIC. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, facsimile, telegraph or personal conversation. We may reimburse brokerage firms and others for expenses in making available or forwarding solicitation materials to the beneficial owners of our common stock.

Procedures at the Annual Meeting

The presiding officer at the Annual Meeting will determine how business at the meeting will be conducted. Only matters brought before the Annual Meeting in accordance with our bylaws will be considered.

Only a natural person present at the Annual Meeting who is either one of our stockholders, or is acting on behalf of one of our stockholders, may make a motion or second a motion. A person acting on behalf of a stockholder must present a written statement executed by the stockholder or the duly authorized representative of the stockholder on whose behalf the person purports to act.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of November 30, 2007 for:

- each person known by us to beneficially own more than five percent of the outstanding shares of our common stock,
- each of our directors and nominees for director,
- each of the executive officers named in the Summary Compensation Table on page 25 under the heading "Executive Compensation" and
- all of our directors and executive officers as a group.

Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has sole or shared power to vote or to direct the voting of such shares or sole or shared power to dispose or direct the disposition of such shares. Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information provided by these owners, has sole dispositive and voting power with respect to its shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

Name	Shares Subject to Options Immediately Exercisable or Exercisable Within 60 Days	Total Number of Shares of Common Stock Beneficially Owned	Percent of Total Voting Power
Stockholders Owning 5% or More:			
Inter Alia Holding Company[1]	0	911,668	24.9%
Kern Capital Management, LLC[2]	0	531,200	14.5 %
Directors and Named Executive Officers:			
Pierre Chenu	6,001	6,001	*
Dr. Donald A. Kubik	5,334	132,877	3.6%
Dr. Sunggyu Lee	4,001	4,001	*
G. Patrick Lynch[3]	5,334	938,024	25.6%
Mark M. Mayers[4]	3,501	4,001	*
Dr. Ramani Narayan	3,501	3,501	*
Dr. Barry Rosenbaum	389	489	*
Mark J. Stone[5]	2,001	12,001	*
Matthew C. Wolsfeld	5,334	30,550	*
Directors and executive officers as a group (nine persons)[6]	35,396	1,131,445	30.7%

* Represents beneficial ownership of less than one percent of our common stock.

(1) Inter Alia Holding Company is an entity of which G. Patrick Lynch, our President and Chief Executive Officer, and Philip M. Lynch, our former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, are stockholders. Philip M. Lynch and G. Patrick Lynch share voting and dispositive power over such shares. Inter Alia Holding Company's address is 16210 Parkland Drive, Shaker Heights, Ohio 44120.

(2) On February 14, 2007, Kern Capital Management, LLC reported in an amended Schedule 13G filed with the Securities and Exchange Commission that as of December 31, 2006, Kern Capital Management, LLC beneficially owned 531,200 shares of our common stock. Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC. The principal business address of Kern Capital Management, LLC, Robert E. Kern Jr. and David G. Kern is 114 West 47th Street, Suite 1926, New York, NY 10036.

(3) Includes 911,688 shares held by Inter Alia Holding Company. See note (1) above.

(4) Includes 500 shares held jointly with Mr. Mayers' spouse.

(5) Includes 10,000 shares held jointly with Mr. Stone's spouse.

(6) The amount beneficially owned by all current directors and executive officers as a group includes 911,668 shares held of record by Inter Alia Holding Company. See note (1) above.

PROPOSAL ONE – ELECTION OF DIRECTORS

Number of Directors

Our bylaws provide that the Board of Directors will consist of at least one member or such other number as may be determined by the Board of Directors from time to time or by the stockholders at an annual meeting. In light of the recent previously announced decision by Dr. Barry Rosenbaum not to stand for re-election as a director of NTIC at the annual meeting of stockholders, the Board of Directors has fixed the number of directors at seven commencing on the date of our next annual meeting of stockholders. However, the Board of Directors, through the Nominating and Corporate Governance Committee, is currently in the process of seeking an additional member of the Board of Directors. Due to the timing of the Annual Meeting and the length of time it typically takes the Nominating and Corporate Governance Committee to identify individuals qualified to become members of the Board of Directors and the Board of Directors to evaluate such individuals and nominate or elect such individuals as directors of NTIC, it is possible that the Board of Directors will increase the number of directors to more than seven and elect an additional director to fill such vacancy shortly after the Annual Meeting. At the Annual Meeting, however, the number of individuals nominated by the Board of Directors to serve as our directors until the next annual meeting of our stockholders or until their successors are elected and qualified is seven.

Nominees for Director

The Board of Directors has nominated the following seven individuals to serve as our directors until the next annual meeting of our stockholders or until their successors are elected and qualified. All of the nominees named below are current members of the Board of Directors.

- Pierre Chenu
- Dr. Donald A. Kubik
- Dr. Sunggyu Lee
- G. Patrick Lynch
- Mark M. Mayers
- Dr. Ramani Narayan
- Mark J. Stone

Proxies can only be voted for the number of persons named as nominees in this proxy statement, which is seven.

Dr. Barry Rosenbaum, a current member of the Board of Directors, has decided not to stand for re-election at the Annual Meeting. The Board of Directors thanks Dr. Rosenbaum for his service as a member of the Board of Directors of NTIC.

Board Recommendation

The Board of Directors recommends a vote **FOR** the election of all of the nominees named above.

If prior to the Annual Meeting, the Board of Directors should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for this nominee will be voted for a substitute nominee as selected by the Board of Directors. Alternatively, the proxies, at the Board's discretion, may be voted for that fewer number of nominees as results from the inability of any nominee to serve. The Board of Directors has no reason to believe that any of the nominees will be unable to serve.

Information About Current Directors and Board Nominees

The following table sets forth as of November 16, 2007 the name, age and principal occupation of each current director and each individual who has been nominated by the Board of Directors to serve as a director of our company, as well as how long each individual has served as a director of NTIC. Dr. Rosenbaum has decided not to stand for re-election as a director of NTIC and, therefore, was not nominated by the Board of Directors to serve as a director of our company for election at the Annual Meeting.

Name	Age	Principal Occupation	Director Since
Pierre Chenu(1)(2)	69	Chairman of the Board of NTIC	2003
Dr. Donald A. Kubik	67	Vice Chairman and Chief Technology Officer of NTIC	1995
Dr. Sunggyu Lee	55	Professor of Chemical & Biological Engineering, University of Missouri-Rolla	2004
G. Patrick Lynch	40	President and Chief Executive Officer of NTIC	2004
Mark M. Mayers(2)(3)	75	Co-Chairman, Harbor Group NY, Inc.	2004
Dr. Ramani Narayan	58	Professor of Chemical & Biochemical Engineering in the Department of Chemical Engineering & Materials Science at Michigan State University	2004
Dr. Barry Rosenbaum(2)	65	Senior Fellow, The University of Akron Research Foundation	2007
Mark J. Stone(1)(3)	48	President of Petrus International, Inc.	2001

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

There are no family relationships among any of our directors.

Additional Information About Current Directors and Board Nominees

Pierre Chenu has been a director of NTIC since 2003 and Chairman of the Board since July 2005. Mr. Chenu is currently retired. Prior to his retirement, Mr. Chenu served as Vice President, Worldwide Operations, Flat Glass Activities within the Asahi-Glaverbel Glass Group, a position he had served for five years. Prior to that, Mr. Chenu was a member of the Executive Committee of Glaverbel S.A., with various operating responsibilities in France, Spain, Italy, Russia, Germany, China and the United States. Before joining Glaverbel, Mr. Chenu worked for U.S. Steel in steel production in Pittsburgh, Pennsylvania and for Corning Inc. where he held various staff, line and executive positions in the United States, France and the United Kingdom. Mr. Chenu holds a Master's Degree in Engineering, with a specialty in metallurgy, from the University of Liege (Belgium) and a M.B.A. from Harvard University. Mr. Chenu is a citizen of Belgium.

Dr. Donald A. Kubik, Ph.D. has been employed by NTIC since 1978, was appointed Vice Chairman of the Board in September 1999 and Chief Technology Officer in May 2000. Dr. Kubik served as Vice President of NTIC from 1979 to September 1999 and as Co-Chief Executive Officer of NTIC from September 1999 to May 2000. Dr. Kubik is responsible for developing the patent that led to NTIC's introduction of protective plastic film and paper products incorporating volatile corrosion inhibitors.

Prior to joining NTIC, Dr. Kubik held a research and development position with Minnesota Mining & Manufacturing (3M).

Dr. Sunggyu Lee, Ph.D. was elected a director of NTIC in January 2004. Dr. Lee is Professor of Chemical and Biological Engineering, University of Missouri-Rolla, Rolla, Missouri. Previously, he held positions of Robert Iredell Professor and Head of Chemical Engineering Department at the University of Akron, Akron, Ohio for 1988-1996 and C.W. LaPierre Professor and Chairman of Chemical Engineering at University of Missouri-Columbia for 1997-2005. He has authored six books and over 400 archival publications and received 22 U.S. patents in a variety of chemical and polymer processes and products. He is currently serving as Editor of Encyclopedia of Chemical Processing, Taylor & Francis, New York, NY. Throughout his career, he has served as consultant and technical advisor to a number of national and international companies. He received his Ph.D. from Case Western Reserve University, Cleveland, Ohio in 1980.

Mr. G. Patrick Lynch, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, a financial and management consulting firm that is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan, and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. Mr. Lynch is the son of Philip M. Lynch, a former Chairman of the Board and current Chairman Emeritus.

Mark M. Mayers has been a director of NTIC since November 2004. Mr. Mayers has been a co-chairman of the Harbor Group NY, Inc. since 1996. Harbor is a small boutique investment firm which primarily creates financial products which it markets or licenses to principally insurance companies to market. His primary expertise is with energy related matters, technology and finance. Prior to 1996, Mr. Mayers served as the Chief Executive Officer of Columbia Energy Storage Company, Inc. for seven years. In addition from 1970 to 1986, Mr. Mayers served in various capacities as a technical, energy, and financial advisor to the Reynolds Metals Company. Mr. Mayers holds a BA from the University of Maryland.

Dr. Ramani Narayan, Ph.D. has been a director of NTIC since November 2004. He is Professor of Chemical & Biochemical Engineering in the Department of Chemical Engineering & Materials Science at Michigan State University, E. Lansing, MI where he has 105 refereed publications in leading journals to his credit, 18 patents, edited three books and one expert dossier in the area of bio-based polymeric materials. His research encompasses design & engineering of sustainable, biobased products, biodegradable plastics and polymers, reactive extrusion polymerization and processing, studies in polymer biodegradation and composting. He is on the Board of Directors of ASTM International and the Biodegradable Products Institute (BPI), North America. He serves on the Technical Advisory board of Tate & Lyle. He has won the Governors University Award for commercialization excellence; Michigan State University Distinguished Faculty Award, 2006, 2005 Withrow Distinguished Scholar award, Fulbright Distinguished Lectureship Chair in Science & Technology Management & Commercialization (University of Lisbon; Portugal); First recipient of the William N. Findley Award, The James Hammer Memorial Lifetime Achievement Award, and Research and Commercialization Award sponsored by ICI Americas, Inc. & the National Corn Growers Association.

Dr. Barry Rosenbaum was elected as a director of NTIC in January 2007 and will serve as a director until the annual meeting of NTIC's stockholders in January 2008. He is currently working with The University of Akron Research Foundation, in a pro bono position as Senior Fellow focused on promoting Wealth Creation, Angel Investment, and Regional Innovation in North East, Ohio. Dr. Rosenbaum retired from OMNOVA Solutions in 2005, where he served as Technology Director from 2000 until his retirement in 2005. Prior to 2000, Dr. Rosenbaum served as Technology Director of GenCorp, from 1997, the parent company of OMNOVA. Dr. Rosenbaum retired from Advanced Elastomer Systems in 1997, an affiliate of Exxon Mobil Chemical Company, producing Santoprene Thermoplastic Elastomers, where he was Vice President of Technology. In 1991, he helped to found Advanced Elastomer Systems as a joint venture between Exxon Chemical and Monsanto. Dr. Rosenbaum worked with Exxon Chemical Polymers Division for about 25 years and was active in ACS Rubber Division and the IISRP. Dr. Rosenbaum spent six years in Europe with Exxon Chemical and was responsible for the European VISTALON EPDM Business from 1986 to 1990. Dr. Rosenbaum was Technology Manager of Exxon Chemical's EPDM Rubber Business and Exxon Chemical's Butyl and Halobutyl Rubber Business and was responsible for developing Exxon's bromobutyl technology for tire innerliners. He also initiated Exxon's new Exxpro Butyl Polymers Technology Platform Development. Dr. Rosenbaum has extensive industrial manufacturing experience, working as a Senior Process Engineer in Exxon's Elastomer Plants in France and Baton Rouge, LA. In Baytown, Texas, he was Operations Head of Exxon's Butyl Rubber Plant. Dr. Rosenbaum holds a PhD in Chemical Engineering from Northwestern University and a BSChE from The Cooper Union.

Mark J. Stone has been a director of NTIC since 2001. Mr. Stone has been President of Petrus International, Inc., an international consulting firm, since 1992. Mr. Stone has advised a variety of Japanese and other multi-national corporations in areas including project finance and international investment strategy. Mr. Stone was a director of Aqua Design, Inc., an international water desalination company, from 1988 to 1996. Mr. Stone was Director, Marketing & Business Development of Toray Marketing & Sales (America) Inc. from 1986 to 1992. From 1980 to 1986, Mr. Stone was employed by Mitsui & Co. (U.S.A.), Inc. where he founded and was Treasurer of Hydro Management Resources, a Mitsui subsidiary, which finances, owns, and operates water treatment projects. Mr. Stone holds an A.B. from Harvard University.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has affirmatively determined that five of NTIC's current eight directors are "independent directors" as defined by the listing standards of The American Stock Exchange: Messrs. Chenu, Mayers and Stone and Drs. Lee and Rosenbaum. The Board of Directors also affirmatively determined that two former directors of NTIC that served during fiscal 2007 until our annual meeting of stockholders in January 2007 were also "independent" – Mr. Guy Coulombe and Ms. Vera Kallmeyer.

In making these affirmative determinations that such individuals are "independent directors," the Board of Directors reviewed and discussed information provided by the directors and by NTIC with regard to each director's business and personal activities as they may relate to NTIC and NTIC's management. In determining that Dr. Lee is independent, the Board of Directors specifically discussed Dr. Lee's former consulting arrangement with NTIC and the fact that although Dr. Lee received $100,000 in consulting fees from NTIC during each of fiscal 2005 and fiscal 2006, he received only $50,000 in consulting fees in fiscal 2007 and will not receive any future consulting fees since his consulting arrangement with NTIC has been terminated. In determining that Dr. Lee is independent, the Board of Directors noted that The American Stock Exchange does not automatically deem a director not independent unless the director received in excess of $100,000 during any period of 12 consecutive months within the past three years.

Board of Directors and Committees of the Board

The Board of Directors met four times during the fiscal year ended August 31, 2007. Each of the directors attended at least 75 percent of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which he served.

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board of Directors may from time to time establish other committees to facilitate the management of our company and may change the composition and responsibilities of our existing committees.

Audit Committee

Responsibilities. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities for oversight, for quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of our financial statements, and the legal compliance and ethics programs of NTIC as established by management. The Audit Committee's primary responsibilities include:

- Overseeing NTIC's financial reporting process on behalf of the Board of Directors and reporting the results of their activities to the Board of Directors;

- Having sole authority to appoint, retain and oversee the work of NTIC's independent registered public accounting firm and establish the compensation to be paid to the independent auditors;

- Reviewing and pre-approving all audit services and permissible non-audit services to be provided to NTIC by our independent registered public accounting firm;

- Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by NTIC's employees of concerns regarding questionable accounting or auditing matters; and

- Overseeing the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to NTIC's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Audit Committee operates under a written charter adopted by the Board of Directors, which can be found on the Investor Relations-Corporate Governance Items section of our corporate website www.ntic.com. A printed copy of such charter is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637.

Composition. The current members of the Audit Committee are Messrs. Chenu, Mayers and Stone. Mr. Stone is the current chair of the Audit Committee. Prior to leaving the Board of Directors in January 2007, Ms. Kallmeyer served as a member of the Audit Committee.

Each member of the Audit Committee qualifies as "independent" for purposes of membership on audit committees pursuant to the listing standards of The American Stock Exchange and the rules and regulations of the Securities and Exchange Commission and is "financially literate" as required by American Stock Exchange's listing standards. In addition, the Board has determined that Mr. Stone satisfies the "financial sophistication" requirement of the listing standards of The American Stock Exchange and meets the definition of "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-B under the Securities Exchange Act of 1934, as amended, as a result of his extensive financial background and various financial positions he has held throughout his career. Stockholders should understand that these designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

Meetings and Other Information. The Audit Committee met five times during fiscal 2007, one time outside the presence of management and one time face to face with Virchow Krause & Company LLP, NTIC's independent registered public accounting firm. Additional information regarding NTIC's Audit Committee and its independent registered public accounting firm is disclosed under the "—Audit Committee Report" and Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm" sections of this proxy statement.

Audit Committee Report

This report is furnished by the Audit Committee of the Board of Directors with respect to NTIC's financial statements for the fiscal year ended August 31, 2007.

One of the purposes of the Audit Committee is to oversee NTIC's accounting and financial reporting processes and the audit of NTIC's annual financial statements. NTIC's management is responsible for the preparation and presentation of complete and accurate financial statements. NTIC's independent registered public accounting firm, Virchow Krause & Company LLP, is responsible for performing an independent audit of NTIC's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, the Audit Committee has reviewed and discussed NTIC's audited financial statements for the fiscal year ended August 31, 2007 with NTIC's management. Management represented to the Audit Committee that NTIC's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Virchow Krause & Company LLP, NTIC's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees (Codification of Statements on Auditing Standards, AU 380), as in effect for NTIC's fiscal year ended August 31, 2007. The Audit Committee has received the written disclosures and the letter from Virchow Krause & Company LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as in effect for NTIC's fiscal year ended August 31, 2007. The Audit Committee has discussed with Virchow Krause & Company LLP its independence and concluded that the independent registered public accounting firm is independent from NTIC and NTIC's management.

Based on the review and discussions of the Audit Committee described above, in reliance on the unqualified opinion of Virchow Krause & Company LLP regarding NTIC's audited financial statements, and subject to the limitations on the role and responsibilities of the Audit Committee discussed above and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors that NTIC's audited financial statements for the fiscal year ended August 31, 2007 be included in its Annual Report on Form 10-KSB for the fiscal year ended August 31, 2007 for filing with the Securities and Exchange Commission.

This report is dated as of November 15, 2007.

Audit Committee

Mark J. Stone, Chair
Pierre Chenu
Mark M. Mayers

The foregoing Audit Committee Report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of that act. Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report shall not be incorporated by reference into any such filings.

Compensation Committee

Responsibilities. The Compensation Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility relating to compensation of our chief executive officer and other executive officers and administers our equity compensation plans. In so doing, the Compensation Committee, among other things:

- recommends to the Board of Directors for its determination, the annual salaries, incentive compensation, long-term compensation and any and all other compensation applicable to the our executive officers;
- establishes, and from time to time reviews and revises, corporate goals and objectives with respect to compensation for our executive officers and establishes and leads a process for the full

Board of Directors to evaluate the performance of our executive officers in light of those goals and objectives; and

- administers our equity compensation plans and recommends to the Board of Directors for its determination grants of options or other equity-based awards for executive officers, employees and independent consultants under our equity compensation plans.

The Compensation Committee operates under a written charter adopted by the Board of Directors, which can be found on the Investor Relations-Corporate Governance Items section of our corporate website www.ntic.com. A printed copy of such charter is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637.

Composition. The current members of the Compensation Committee are Mr. Mayers and Dr. Rosenbaum. Dr. Rosenbaum is the current chair of the Compensation Committee. Prior to leaving the Board of Directors in January 2007, Mr. Coulombe served as a member of the Compensation Committee. Once Dr. Rosenbraum leaves the Board of Directors in January 2008, Mr. Chenu will become a member of the Compensation Committee and Mr. Mayers will become chair of the Compensation Committee. The Board of Directors has determined that each of Mr. Mayers, Dr. Rosenbaum and Mr. Chenu is considered an "independent director" within the meaning of the listing standards of The American Stock Exchange and a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended..

Processes and Procedures for Consideration and Determination of Executive Compensation. As described in more detail above under the heading "—Responsibilities," the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to recommend to the Board of Directors any and all compensation payable to our executive officers, including annual salaries, incentive compensation and long-term incentive compensation, and to administer our equity and incentive compensation plans applicable to our executive officers. Decisions regarding executive compensation made by the Compensation Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Compensation Committee has the power and authority, to the extent permitted by our bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee.

Our President and Chief Executive Officer assists the Compensation Committee in gathering compensation related data regarding our executive officers and making recommendations to the Compensation Committee regarding the form and amount of compensation to be paid to each executive officer. In making final recommendations to the Board of Directors regarding compensation to be paid to our executive officers, the Compensation Committee considers the recommendations of our President and Chief Executive Officer, but also considers other factors, such as its own views as to the form and amount of compensation to be paid, the achievement by the company of pre-established performance objectives the general performance of the company and the individual officers, the performance of the company's stock price and other factors that may be relevant.

Final deliberations and decisions by the Compensation Committee regarding its recommendations to the Board of Directors of the form and amount of compensation to be paid to our executive officers, including our President and Chief Executive Officer, are made by the Compensation Committee, without the presence of the President and Chief Executive Officer or any other executive officer of our company. In making final decisions regarding compensation to be paid to our executive officers, the Board of Directors gives considerable weight to the recommendations of the Compensation Committee.

For a portion of fiscal 2007 after the decision of Mr. Coulombe not to stand for re-election as a director of NTIC at our 2007 annual meeting of stockholders in November 2006 and continuing until the 2008 annual meeting of stockholders and the election of Mr. Rosenbaum to the Board of Directors and his appointment as a member of the Compensation Committee, all of our directors who are considered "independent directors" of our company – Messrs. Chenu, Mayers and Stone – made recommendations to the Board of Directors regarding executive compensation decisions.

Meetings. The Compensation Committee met twice during fiscal 2007.

Nominating and Corporate Governance Committee

Responsibilities. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending director nominees for each annual meeting of our stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;
- being aware of best practices in corporate governance matters;
- developing and overseeing an annual Board of Directors and Board committee evaluation process; and
- establishing and leading a process for determination of the compensation applicable to the non-employee directors on the Board.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors, which can be found on the Investor Relations-Corporate Governance Items section of our corporate website www.ntic.com. A printed copy of such charter is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637.

Composition. The current members of the Nominating and Corporate Governance Committee are Messrs. Mayers and Stone. Mr. Stone is the current chair of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each of Messrs. Mayers and Stone is considered an "independent director" within the meaning of the listing standards of The American Stock Exchange.

Director Nominations Process. In selecting nominees for the Board of Directors, the Nominating and Corporate Governance Committee first determines whether the incumbent directors are qualified to serve, and wish to continue to serve, on the Board. The Nominating and Corporate Governance Committee believes that NTIC and its stockholders benefit from the continued service of qualified incumbent directors because those directors have familiarity with and insight into NTIC's affairs that they have accumulated during their tenure with the company. Appropriate continuity of Board membership also contributes to the Board's ability to work as a collective body. Accordingly, it is the practice of the Nominating and Corporate Governance Committee, in general, to re-nominate an incumbent director if the director wishes to continue his or her service with the Board, the director continues to satisfy any criteria for membership on the Board established by the Nominating and Corporate Governance Committee, the Nominating and Corporate Governance Committee believes the director continues to make important contributions to the Board, and there are no special, countervailing considerations against re-nomination of the director.

In identifying and evaluating new candidates for election to the Board, the Nominating and Corporate Governance Committee solicits recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be familiar with qualified candidates having the qualifications, skills and characteristics required for Board nominees from time to time. Such persons may include members of the Board and senior management of NTIC. In addition, the Nominating and Corporate Governance Committee may engage a search firm to assist it in identifying qualified candidates. The Nominating and Corporate Governance Committee reviews and evaluates each candidate whom it believes merits serious consideration, taking into account available information concerning the candidate, any qualifications or criteria for Board membership established by the Nominating and Corporate Governance Committee, the existing composition of the Board, and other factors that it deems relevant. In conducting its review and evaluation, the Nominating and Corporate Governance Committee solicits the views of NTIC's management, other Board members, and any other individuals it believes may have insight into a candidate. The Nominating and Corporate Governance Committee may designate one or more of its members and/or other Board members to interview any proposed candidate.

The Nominating and Corporate Governance Committee will consider recommendations for the nomination of directors submitted by NTIC stockholders. For more information, see the information set forth under the heading "Other Matters — Director Nominations." The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended as stated above.

There are no formal requirements or minimum qualifications that a candidate must meet in order for the Nominating and Corporate Governance Committee to recommend the candidate to the Board. The Nominating and Corporate Governance Committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of NTIC and the Board. However, in evaluating candidates, there are a number of criteria that the Nominating and Corporate Governance Committee generally views as relevant and is likely to consider. Some of these factors include whether the candidate is an "independent director" under the rules and regulations of The American Stock Exchange and meets any other applicable independence tests under the federal securities laws and rules and regulations of the Securities and Exchange Commission; whether the candidate is "financially sophisticated" and otherwise meets the requirements for serving as a member of an audit committee under the rules and regulations of The American Stock Exchange; whether the candidate is an "audit committee financial expert" under the federal securities laws and the rules and regulations of the Securities and Exchange Commission; the needs of NTIC with respect to the particular talents and experience of its directors; the personal and professional integrity and reputation of the candidate; the candidate's level of education and business experience; the candidate's broad-based business acumen; the candidate's level of understanding of NTIC's business and its industry; the candidate's ability and willingness to devote adequate time to work of the Board and its committees; the fit of the candidate's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of NTIC; whether the candidate possesses strategic thinking and a willingness to share ideas; the candidate's diversity of experiences, expertise and background; and the candidate's ability to represent the interests of all stockholders and not a particular interest group.

Processes and Procedures for Consideration and Determination of Director Compensation. As described in more detail above under the heading "—Responsibilities," the Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility, among other things, to review and make recommendations to the Board of Directors concerning compensation for non-employee members of the Board of Directors, including but not limited to retainers, meeting fees, committee fees, committee chair fees and equity compensation. Decisions regarding director compensation made by the Nominating and Corporate Governance Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Nominating and Corporate Governance Committee has the power and authority, to the extent permitted by our bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has not generally delegated any of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

In making recommendations to the Board of Directors regarding compensation to be paid to our non-employee directors, the Nominating and Corporate Governance Committee considers fees paid to directors of comparable public companies, the number of board and committee meetings that our directors are expected to attend, and other factors that may be relevant. In making final decisions regarding non-employee director compensation, the Board of Directors considers the same factors and the recommendation of the Nominating and Corporate Governance Committee.

Meetings and Other Matters. The Nominating and Corporate Governance Committee met twice during fiscal 2007. Additional information regarding the Nominating and Corporate Governance Committee is disclosed under the "—Director Nominations" and "Director Compensation—Elements of Our Director Compensation Program" sections of this proxy statement.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines. A copy of these Corporate Governance Guidelines can be found on the Investor Relations-Corporate Governance Items section of our corporate website www.ntic.com. A printed copy of such Corporate Governance Guidelines is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637. Among the topics addressed in our Corporate Governance Guidelines are:

- Board size, composition and qualifications;
- Selection of directors;
- Board leadership;
- Board committees;
- Board and committee meetings;
- Executive sessions of outside directors;
- Meeting attendance by directors and non-directors;
- Appropriate information and access;
- Ability to retain advisors;
- Conflicts of interest;
- Board interaction with corporate constituencies;
- Change of principal occupation and board memberships;
- Retirement and term limits;
- Board compensation;
- Stock ownership by directors and executive officers;
- Loans to directors and executive officers;
- CEO evaluation;
- Board and committee evaluation;
- Director continuing education;
- Succession planning; and
- Communications with directors.

Code of Ethics

The Board of Directors has adopted a Code of Ethics, which applies to all of NTIC's directors, executive officers, including NTIC's Chief Executive Officer and Chief Financial Officer, and other employees, and meets the requirements of the Securities and Exchange Commission and The American Stock Exchange. A copy of NTIC's Code of Ethics was filed as an exhibit to our Annual Report on Form 10-KSB for the year ended August 31, 2007 and is available on the Investor Relations-Corporate Governance Items section of our corporate website www.ntic.com.

Policy Regarding Director Attendance at Annual Meetings of Stockholders

It is the policy of the Board of Directors that directors standing for reelection should attend our annual meeting of stockholders, if their schedules permit. A Board of Directors meeting is generally held on the day following the annual meeting of stockholders. Last year, all directors attended the annual meeting of stockholders, except for Mr. Coulombe and Ms. Kallmeyer who were not standing for re-election.

Complaint Procedures

The Audit Committee has established procedures for the receipt, retention, and treatment of complaints received by NTIC regarding accounting, internal accounting controls, or auditing matters, and the submission by employees of NTIC, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. NTIC personnel with such concerns are encouraged to discuss their concerns with our outside legal counsel, who in turn will be responsible for informing the Audit Committee.

Process Regarding Stockholder Communications with Board of Directors

Stockholders may communicate with the Board of Directors of NTIC by sending correspondence, addressed to our Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, or mwolsfeld@ntic.com with an instruction to forward the communication to a particular director. Our Corporate Secretary will receive the correspondence and forward it to any individual director or directors to whom the communication is directed.

DIRECTOR COMPENSATION

Summary of Cash and Other Compensation

The following table provides summary information concerning the compensation of each individual who served as a director of our company during the fiscal year ended August 31, 2007, other than G. Patrick Lynch, our Chief Executive Officer, and Donald A. Kubik, Ph.D., neither of whom is compensated separately for serving on the Board of Directors or any Board committees. Their compensation for serving as executive officers of our company is set forth under the heading "Executive Compensation" included elsewhere in this proxy statement.

DIRECTOR COMPENSATION—FISCAL 2007

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)(4)	Total ($)
Pierre Chenu	$ 16,500	$ 4,614	$ 0	$21,114
Jean-Guy Coulombe (5)	2,500	0	0	2,500
Dr. Vera Kallmeyer (5)	2,500	0	0	2,500
Mark J. Stone	17,000	4,614	0	21,614
Dr. Sunggyu Lee	13,000	3,372	50,000	66,372
Mark M. Mayers	17,500	4,470	0	21,970
Dr. Ramani Narayan	14,000	4,470	100,000	118,470
Dr. Barry Rosenbaum (6)	12,000	1,082	0	13,820

(1) Reflects the dollar amount recognized for each director for financial statement reporting purposes with respect to the fiscal year ended August 31, 2007 in accordance with Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*" (SFAS 123(R)), without taking into account forfeiture rates. We refer you to note 3 to our consolidated financial statements for the fiscal year ended August 31, 2007 for a discussion of the assumptions made in calculating the dollar amount recognized for each director for financial statement reporting purposes with respect to the fiscal year ended August 31, 2007 in accordance with SFAS 123(R). The following table provides additional information regarding the dollar amount recognized during the fiscal year ended August 31, 2007, without taking into account forfeiture rates, for each option award held by each director and reflected in the "Option Awards" column in the table above:

Name	Grant Date	Number of Securities Underlying Options Granted	Amount Recognized in Financial Statements in Fiscal 2007 ($)
Pierre Chenu	09/01/06	2,000	$1,981
	09/01/05	2,000	1,391
	09/01/04	2,000	1,242
Mark J. Stone	09/01/06	2,000	1,981
	09/01/05	2,000	1,391
	09/01/04	2,000	1,242
Dr. Sunggyu Lee	09/01/06	2,000	1,981
	09/01/05	2,000	1,391
Mark M. Mayers	09/01/06	2,000	1,981
	09/01/05	2,000	1,391
	09/01/04	1,500	1,098
Dr. Ramani Narayan	09/01/06	2,000	1,981
	09/01/05	2,000	1,391
	09/01/04	1,500	1,098
Dr. Barry Rosenbaum	01/24/07	1,167	1,082

(2) The following table provides information regarding each stock option grant to each director during the fiscal year ended August 31, 2007:

Name	Grant Date	Number of Securities Underlying Options Granted (#)(a)	Exercise Price ($/Share)	Expiration Date	Grant Date Fair Value of Option Awards ($)(b)
Pierre Chenu	9/01/06	2,000(c)	$ 8.01	9/01/2011	$ 5,940
Jean-Guy Coulombe	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Dr. Vera Kallmeyer	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Mark J. Stone	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Dr. Sunggyu Lee	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Mark M. Mayers	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Dr. Ramani Narayan	9/01/06	2,000(c)	8.01	9/01/2011	5,940
Dr. Barry Rosenbaum	1/23/07	1,167(d)	7.51	1/23/2012	3,245

(a) Represents options granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan or the Northern Technologies International Corporation 2007 Stock Incentive Plan , the material terms of which are described in more detail below under the heading "Executive Compensation—Cash and Other Compensation—Stock Incentive Plans."

(b) We refer you to note 3 to our consolidated financial statements for the fiscal year ended August 31, 2007 for a discussion of the assumptions made in calculating the grant date fair value of the option awards.

(c) This option vests with respect to one-third of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such dates: September 1, 2007, September 1, 2008 and September 1, 2009.

(d) This option vests with respect to one-third of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such dates: January 23, 2008, January 23, 2009 and January 23, 2010.

(3) The following table provides information regarding the aggregate number of options to purchase shares of our common stock outstanding at August 31, 2007 and held by each of the directors listed in the above table:

Name	Aggregate Number of Securities Underlying Options	Exercisable/ Unexercisable	Exercise Price(s)	Expiration Date(s)
Pierre Chenu	8,000	4,001 / 3,999	$ 5.25 – 8.01	9/1/2008 – 9/1/2011
Jean-Guy Coulombe	—	—	—	—
Dr. Vera Kallmeyer	—	—	—	—
Mark J. Stone	4,000	667 / 3,333	5.75 – 8.01	9/1/2010 – 9/1/2011
Dr. Sunggyu Lee	6,000	2,001 / 3,999	5.25 – 8.01	9/1/2009 – 9/1/2011
Mark M. Mayers	5,500	1,167 / 3,833	5.75 – 8.01	11/12/2009 – 9/1/2011
Dr. Ramani Narayan	5,500	1,167 / 3,833	5.75 – 8.01	11/12/2009 – 9/1/2011
Dr. Barry Rosenbaum	1,167	0 / 1,167	7.51	1/23/2012

(4) We do not provide perquisites or other personal benefits to our directors. The amounts reflected for Drs. Lee and Narayan reflect consulting fees paid to these individuals during the fiscal year ended August 31, 2007 as described in more detail below under the heading "—Consulting Arrangements."

(5) Mr. Coulombe and Dr. Kallmeyer did not stand for re-election at the annual meeting of stockholders held in January 2007 and thus are no longer current directors of NTIC.

(6) Dr. Rosenbaum was elected as a new director at the annual meeting of stockholders held in January 2007 and will not stand for re-election at the annual meeting of stockholders to be held in January 2008.

Non-Employee Director Compensation Program

Overview. Our non-employee directors currently consist of Pierre Chenu, Dr. Sunggyu Lee, Mark M. Mayers, Dr. Ramani Narayan, Dr. Barry Rosenbaum and Mark J. Stone. We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors. In setting non-employee director compensation, we follow the process and procedures described under the heading "Corporate Governance—Nominating and Corporate Governance Committee—Processes and Procedures for the Determination of Director Compensation."

In November 2007, the Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, approved increases in certain meeting fees, additional Chairman of the Board and Audit Committee retainers and increased automatic stock option grants as described in more detail below. With the exception of the increased automatic stock option grants, which will be effective commencing September 1, 2008, the other non-employee director compensation changes will be effective commencing January 28, 2008.

Annual Retainers; Meeting Fees. Each person who was a non-employee director for all of fiscal 2007 and the Chairman of the Board received an annual retainer of $10,000 in fiscal 2007 for services rendered as a director of NTIC. The annual retainer is paid quarterly. Each person who was a non-employee director for a portion of fiscal 2007 received a prorated portion of such annual retainer. Each of our non-employee directors also received $1,000 for each Board meeting attended and $500 for each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting attended. Any director that is an employee of NTIC (Mr. Lynch and Dr. Kubik) does not receive any retainer or Board or Committee meeting fees.

Commencing January 28, 2008, the Chairman of the Board will receive an additional annual retainer of $25,000, the Chair of the Audit Committee will receive an additional annual retainer of $5,000 and other members of the Audit Committee will receive an additional retainer of $4,000. In addition, commencing January 28, 2008, each of our non-employee directors will receive $1,000 for each strategy review meeting attended in addition to Board meetings and the fee to be paid for attendance at each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting will be increased from $500 to $1,000. No director, however, will earn more than $1,000 per day in Board, Board committee and strategy review meeting fees.

Stock Options. For the past several years, each of our non-employee directors have been automatically granted a five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for their services as directors of NTIC. Non-employee directors who were elected or appointed to the Board following the first day of our fiscal year received an automatic grant of an option to purchase a pro rata portion of 2,000 shares of our common stock calculated by dividing the number of months remaining in the fiscal year at the time of election or appointment divided by 12, which options were automatically granted at the time of their election or appointment. Each automatically granted option becomes exercisable, on a cumulative basis, with respect to one-third of the shares covered by such option on each one-year anniversary of the date of its grant. The exercise price of such option is equal to the fair market value of a share of our common stock on the date of grant.

Prior to January 23, 2007, such options were granted under the terms of the Northern Technologies International Corporation 2000 Stock Incentive Plan. After January 23, 2007 and the adoption by our stockholders of the Northern Technologies International Corporation 2007 Stock Incentive Plan, such options were granted under the 2007 plan and standing resolutions of the Board of Directors providing for such automatic grants.

Commencing on September 1, 2008, each of our non-employee directors will be automatically granted a five-year non-qualified option to purchase 4,000 shares of our common stock on the first day of each fiscal year in consideration for their services as directors of NTIC and the Chairman of the Board will be automatically granted an additional five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for his services as Chairman.

We refer you to the table in footnote 2 to the Director Compensation Table above for a summary of all option grants to our non-employee directors during the fiscal year ended August 31, 2007. We refer you to footnote 3 to the Director Compensation Table above for a summary of all options to purchase shares of our common stock held by our non-employee directors as of August 31, 2007.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings and other miscellaneous expenses incurred in performing their Board functions.

Consulting Arrangements

We paid consulting fees to Bioplastic Polymers LLC which is owned by Dr. Ramani Narayan in the aggregate amount of $100,000 during the fiscal year ended August 31, 2007. We paid consulting fees to Dr. Sunggyu Lee in the aggregate amount of $50,000 during the fiscal year ended August 31, 2007. The consulting services rendered by Drs. Narayan and Lee related to research and development associated with various new technologies. Our consulting relationship with Dr. Lee was terminated in May 2007.

We have entered into an oral agreement with Bioplastic Polymers LLC which is owned by Dr. Narayan, and Dr. Narayan pursuant to which we have agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to us, three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to us by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then we will until the expiration of such patent pay to Bioplastic Polymers LLC and Dr. Narayan three percent of the biodegradable polymer technology gross margin attributable to such patent.

Compensation Arrangements with Inside Directors

Our inside directors—G. Patrick Lynch and Dr. Donald Kubik —were compensated during fiscal 2007 for their services as executive officers of our company. For information relating to compensation awarded to, earned by or paid to Mr. Lynch and Dr. Kubik, see "Executive Compensation" included elsewhere in this proxy statement. We do not separately compensate Mr. Lynch and Dr. Kubik for their services as directors of our company, although we do reimburse them for any out-of-pocket expenses they incur in connection with attending Board and Board committee meetings. Information regarding all stock options held by Mr. Lynch and Dr. Kubik as of August 31, 2007 is set forth under the heading "Executive Compensation—Outstanding Equity Awards at Fiscal Year End" included elsewhere in this proxy statement. Neither Mr. Lynch nor Dr. Kubik was granted a stock option during the fiscal year ended August 31, 2007.

EXECUTIVE COMPENSATION

Executive Compensation Program

Our executive compensation program for the fiscal year ended August 31, 2007 consisted of:

- Base salary;
- Annual incentive compensation;
- Long-term equity-based incentive compensation, in the form of stock options; and
- All other compensation.

Base Salary. We provide a base salary for our named executive officers, which, unlike some of the other elements of our executive compensation program, is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year to support a reasonable standard of living.

We initially fix base salaries for our executives at a level that we believe enable us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews base salaries for our named executive officers each year beginning in early July and generally recommends to the Board of Directors any increases for the following fiscal year in late July or August or as soon as practicable thereafter. Regardless of when the final decision regarding base salaries for a fiscal year is made by the Board of Directors, any increases in base salaries are effective as of September 1 of that year, which could result in a retroactive payment to the executive shortly after the final decision is made.

The Compensation Committee's recommendations to the Board of Directors regarding the base salaries of our named executive officers are based on a number of factors, including: the executive's level of responsibility, prior experience, and base salary for the prior year, the skills and experiences required by the position, length of service with our company, past individual performance and other considerations the Compensation Committee deems relevant. The Compensation Committee also recognizes that in addition to the typical responsibilities and duties held by our executives by virtue of their positions, our executives due to the small number of our employees, often possess additional responsibilities and perform additional duties that would be typically delegated to others in most organizations with additional personnel and resources.

Annualized base salary rates for fiscal 2005, 2006 and 2007 for our named executive officers were as follows:

Name	Fiscal 2005	Fiscal 2006	% Change From Fiscal 2005	Fiscal 2007	% Change From Fiscal 2006
G. Patrick Lynch	$ 150,000	$ 180,000	20.0%	$ 190,000	5.3%
Dr. Donald A. Kubik	120,000	160,000	33.4%	170,000	6.3%
Matthew C. Wolsfeld	120,000	135,000	12.5%	145,000	7.4%

We have historically granted our executive officers a mid-single digit percentage increase in their base salary each fiscal year, although the percentage may be higher or lower if the responsibilities of the executive increased or decreased during the year. During fiscal 2006, base salaries were significantly increased compared to fiscal 2005 and compared to increases in prior or subsequent periods to reflect market adjustments to bring the salaries of our named executive officers more in line with the salaries of other executives at comparable companies.

Annual Incentive Compensation. In addition to base compensation, we provide our named executive officers the opportunity to earn annual incentive compensation based on the achievement of certain company and individual related performance goals. Our annual bonus program directly aligns the interests of our executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of our company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms of our annual bonus plan program for fiscal 2007:

- The total amount available under the bonus plan will be up to 25 percent of NTIC's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the bonus plan will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70 percent of target EBITOI; and
- The payment of bonuses under the plan will be made in both cash and shares of NTIC common stock, the exact amount and percentages of which will be determined by the Compensation Committee of the Board of Directors of NTIC.

Long-Term Equity-Based Incentive Compensation. Although we do not have any stock retention or ownership guidelines, the Board of Directors encourages our named executive officers to have a financial stake in our company in order to align the interests of our stockholders and management. We therefore provide long-term equity-based incentive compensation to our named executive officers, as well as to all of our other U.S.-based employees, in the form of stock options. We believe that stock options are an important part of our overall compensation program. In particular, we believe that stock options align the interests of our executives and other employees with stockholder interests and long-term value creation and enable these individuals to achieve meaningful equity ownership in our company. Through the grant of stock options, we seek to align the long-term interests of our executives and other employees with the long-term interests of our stockholders by creating a strong and direct linkage between compensation and long-term stockholder return. When our executives deliver returns to our stockholders, in the form of increases in our stock price or otherwise, stock options permit an increase in their compensation. We believe stock options also may enable us to attract, retain and motivate executives and other employees by maintaining competitive levels of total compensation. However, unless our stock price increases after stock option grants are made, the stock options deliver no value to the option holders. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest." This provides an incentive for an option holder to remain employed by us.

All of our stock options have been granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan or the Northern Technologies International Corporation 2000 Stock Incentive Plan. Both of these plans have been approved by our stockholders. Under the 2007 plan, we have the ability to grant stock options, stock appreciation rights, restricted stock awards, stock unit awards, performance awards and stock bonuses. To date, only incentive and non-statutory stock options and stock bonuses have been granted. The 2007 plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits. For more information regarding the terms of our 2007 plan, we refer you to "Executive Compensation—Stock Incentive Plans."

In November 2007, we adopted a Policy and Procedures Regarding the Grant of Stock Options and Other Equity-Based Incentive Awards. Under this policy, the Board of Directors has retained all authority to grant options and other equity-based incentive awards to eligible recipients, upon recommendation of the

Compensation Committee, and, none of its authority may be delegated to our management in the form of "mass" or "block" grants to be allocated among employees by our management. Current executive officers and other employees are eligible for option grants on a periodic basis. We do not have, nor have we ever had, a program, plan or practice to time stock option grants to executives in coordination with the release of material nonpublic information.

The policy also sets forth the general terms and conditions of our stock option grants. For example, we generally grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, in order to provide our executives and other employees the additional tax benefit associated with incentive stock options, which we believe at this time outweighs our interest in obtaining the tax deduction which would be available if we granted non-statutory stock options which were later exercised by the optionees. The stock options granted to our executives and other employees typically vest or become exercisable over a period of three years from the date of grant, with one-third of the underlying shares vesting in each year on the anniversary of the date of grant. Stock options typically remain exercisable for a period of five years from the date of grant, so long as the optionee continues to be employed by us.

It is our policy to set the per share exercise price of all stock options granted under the 2007 plan at an amount equal to the fair market value of a share of our common stock on the date of grant. For purposes of the 2007 plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by The American Stock Exchange. The Board of Directors may not, under the terms of the 2007 plan, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option by amending or modifying the terms of the underwater option to lower the exercise price, cancelling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the plan. For purposes of the 2007 plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

We review the long-term equity-based incentives for our named executive officers, on an individual basis and on an aggregate basis, at least each year at the time we determine base salaries and the terms of our annual incentive compensation arrangements for the upcoming year. The determinations by the Board of Directors, upon recommendation of the Compensation Committee, regarding the number of stock options, if any, to grant our named executive officers are based on a number of factors, including: the executive's position within the company and the level of responsibility, skills and experiences required by the executive's position; the attainment of or failure to attain company objectives and the difficulty in achieving desired company objectives; individual performance of the executive; the executive's length of service to our company; the executive's percentage ownership of our common equity outstanding, including stock options, and competitive compensation data, including outstanding options held by an executive as a percentage of our common equity outstanding.

All Other Compensation. It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. The only significant perquisites that we provide to our named executive officers are the personal use of a company owned vehicle. Our executives also receive benefits, which are also received by our other employees, including participation in the Northern Technologies International Corporation 401(k) Plan and health, dental and life insurance benefits. Under the 401(k) plan, all eligible participants, including our named executive officers, may voluntarily request that we reduce his or her pre-tax compensation by up to 10 percent (subject to certain special limitations) and contribute such amounts to a trust. We contributed an amount equal to 50 percent of the first seven percent of the amount that each participant contributed under this plan. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. We also do not provide any nonqualified defined contribution or other deferred compensation plans.

Employment Agreements. All of our employees, including our named executive officers, are employed at will and do not have employment agreements that guarantee them any particular base salary, annual incentive cash compensation or any other compensation or benefits. Nor do we have any severance arrangements with our named executive officers.

Summary of Cash and Other Compensation

The following table provides summary information concerning all compensation awarded to, earned by or paid to our principal executive officer and our two other most highly compensated executive officers, other than our principal executive officer, who earned more than $100,000 during the fiscal year ended August 31, 2007. We refer to these individuals in this proxy statement as our "named executive officers."

SUMMARY COMPENSATION TABLE—FISCAL 2007

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	All Other Compensation(4)	Total
G. Patrick Lynch *President and Chief Executive Officer*	2007	$190,000	$61,827	$61,827	$5,275	$8,946	$327,875
Dr. Donald A. Kubik *Vice Chairman and Chief Technology Officer*	2007	170,000	35,883	35,883	5,275	7,743	254,784
Matthew Wolsfeld *Chief Financial Officer and Corporate Secretary*	2007	145,000	47,184	47,184	5,275	4,671	249,314

(1) Represents discretionary cash bonuses earned in fiscal year as indicated, but actually paid to named executive officer in the following fiscal year. Annually, prior to the November meeting of the Board of Directors, the Compensation Committee recommends annual incentive compensation to be paid to our executive officers in cash and/or NTIC common stock. The Board of Directors then considers and, if it deems appropriate, approves the amount and manner of payment of the annual incentive compensation. The bonuses earned for fiscal 2007 were paid one-half in cash and one-half in shares of NTIC common stock. The amount reflected in the column entitled "Bonus" reflects the cash amount of bonus received by each of the officers. The following officers also received the following number of shares of NTIC common stock: Mr. Lynch (6,214 shares); Dr. Kubik (3,606 shares); and Mr. Wolsfeld (4,742 shares). The number of shares was determined by dividing one-half of the amount of the total bonus to be awarded to the individual by the closing sale price of a share of NTIC common stock, as reported on The American Stock Exchange, on the date the Board of Directors determined the amount of the bonus. We refer you to the information under the heading "—Executive Compensation Program—Annual Incentive Compensation" for a discussion of the factors taken into consideration by the Board of Directors in determining the amount of bonus paid to each named executive officer.

(2) The following named executive officers received the following number of shares of NTIC common stock in connection with their annual bonuses for fiscal 2007 Mr. Lynch (6,214 shares); Dr. Kubik (3,606 shares); and Mr. Wolsfeld (4,742 shares). The amount reflected in the column entitled "Stock Awards" for each officer reflects the dollar amount recognized for each officer for financial statement reporting purposes with respect to the fiscal year ended August 31, 2007 in accordance with SFAS 123(R) for that portion of annual bonus paid in shares of NTIC common stock.

(3) Although none of the named executive officers received stock option grants during the fiscal year ended August 31, 2007, such officers received stock option grants on November 4, 2005, a portion of which vested during fiscal 2007. The amount reflected in the column entitled "Option Awards" for each officer reflects the dollar

amount recognized for each officer for financial statement reporting purposes with respect to the fiscal year ended August 31, 2007 in accordance with SFAS 123(R). We refer you to note 3 to our consolidated financial statements for the fiscal year ended August 31, 2007 for a discussion of the assumptions made in calculating the dollar amount recognized for each named executive officer for financial statement reporting purposes with respect to the fiscal year ended August 31, 2007 in accordance with SFAS 123(R).

(4) The amounts shown in the column entitled "All Other Compensation" include the following with respect to each named executive officer:

Name	401(k) Match	Personal Use of Auto
G. Patrick Lynch	$5,986	$2,960
Dr. Donald A. Kubik	5,532	2,211
Matthew C. Wolsfeld	4,671	-

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised stock options for each of our named executive officers that remained outstanding at August 31, 2007. We did not have any unvested stock awards outstanding at August 31, 2007. None of the named executive officers were granted stock options during the fiscal year ended August 31, 2007. Such individuals, however, received a portion of their annual incentive compensation in shares of NTIC common stock, as described in more detail above in footnotes (1) and (2) to the Summary Compensation Table under the heading "—Summary of Cash and Other Compensation."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END—FISCAL 2007

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
G. Patrick Lynch	5,334	2,666	$ 5.38	11/4/2010
Dr. Donald A. Kubik	5,334	2,666	5.38	11/4/2010
Matthew C. Wolsfeld	5,334(2)	2,666	5.38	11/4/2010

(1) These options were granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan. These options vest over a three-year period, with one-third of the underlying shares vesting on each of November 4, 2007, 2008 and 2009 so long as the individual remains an employee of NTIC as of such date. These options expire on November 4, 2010 or earlier if the individual leaves the employ of NTIC. Upon the occurrence of a change in control, the unvested and unexercisable options described in this table will be accelerated and become fully vested and immediately exercisable as of the date of the change in control. For more information, we refer you to the discussion below under the heading "—Stock Incentive Plans.

(2) Mr. Wolsfeld exercised an option to purchase 10,000 shares of NTIC common stock on February 5, 2007. The aggregate dollar value he realized upon exercise was $34,400, which is equal to the difference between the market price of the underlying shares of our common stock on the date of exercise, based on the closing sale price of our common stock on the date of exercise, which was $8.00 on February 5, 2007, and the exercise price of the options, which was $4.56.

Stock Incentive Plans

We have two stock incentive plans under which stock options are currently outstanding – the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan. Upon the approval of the 2007 plan by our stockholders in January 2007, we terminated the 2000 plan with respect to any future grants and thus any future grants of stock options or other stock incentive awards will be made under the 2007 plan.

Under the terms of the 2007 plan, our named executive officers, in addition to other employees and individuals, are eligible to receive equity compensation awards, such as stock options, stock appreciation rights, restricted stock awards, stock bonuses and performance awards. To date, only incentive and non-statutory stock options and stock bonuses have been granted under the plan. The plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits.

Incentive stock options must be granted with a per share exercise price equal to at least the fair market value of a share of our common stock on the date of grant. For purposes of the plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by The American Stock Exchange. We generally set the per share exercise price of all stock options granted under the plan at an amount equal to the fair market value of a share of our common stock on the date of grant.

Except in connection with certain specified changes in our corporate structure or shares, the Compensation Committee may not, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option by amending or modifying the terms of the underwater option to lower the exercise price, cancelling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the plan. For purposes of the plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

Options will become exercisable at such times and in such installments as may be determined by the Compensation Committee, provided that options may not be exercisable after 10 years from their date of grant. We generally provide for the vesting of stock options in equal annual installments over a three-year period commencing on the one-year anniversary of the date of grant and for option terms of five years.

Optionees may pay the exercise price of stock options in cash, except that the Compensation Committee may allow payment to be made (in whole or in part) by (1) using a broker-assisted cashless exercise procedure pursuant to which the optionee, upon exercise of an option, irrevocably instructs a broker or dealer to sell a sufficient number of shares of our common stock or loan a sufficient amount of money to pay all or a portion of the exercise price of the option and/or any related withholding tax obligations and remit such sums to us and directs us to deliver stock certificates to be issued upon such exercise directly to such broker or dealer; or (2) using a cashless exercise procedure pursuant to which the optionee surrenders to us shares of our common stock either underlying the option or that are otherwise held by the optionee.

Under the terms of the plan, unless otherwise provided in a separate agreement, if a named executive officer's employment or service with our company terminates for any reason, the unvested portion of the option will immediately terminate and the executive's right to exercise the then vested portion of the option will:

- immediately terminate if the executive's employment or service relationship with our company terminated for "cause";

- continue for a period of 12 months if the executive's employment or service relationship with our company terminates as a result of the executive's death, disability or retirement; or

- continue for a period of three months if the executive's employment or service relationship with our company terminates for any reason, other than for cause or upon death, disability or retirement.

As set forth in the plan, the term "cause" is as defined in any employment or other agreement or policy applicable to the named executive officer or, if no such agreement or policy exists, means (i) dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to us or any subsidiary, (ii) any unlawful or criminal activity of a serious nature, (iii) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the overall duties, or (iv) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any subsidiary.

As described in more detail under the heading "—Post-Termination Severance and Change in Control Arrangements" if there is a change in control of our company, then, under the terms of agreements evidencing options granted to our named executive officers and other employees under the plan, all outstanding options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the executive to whom such options have been granted remains in the employ or service of us or any of our subsidiaries.

The terms of our 2000 plan are substantially similar to the terms of our 2007 plan.

Post-Termination Severance and Change in Control Arrangements

All of our named executive officers are employed "at will" and are not entitled to any severance or other payments under an agreement upon their termination of employment with us, whether such termination is by us without cause or otherwise. In addition, except with respect to their outstanding stock options which are subject to the terms and conditions of the plans under which they were granted, none of our named executive officers have any change in control agreements with us that entitle them to any payments or benefits upon a change in control of our company.

Under the terms of our stock incentive plans, options granted under these plans will become fully exercisable upon a "change in control" of our company. For purposes of these plans, a "change in control" means:

- the sale, lease, exchange or other transfer of all or substantially all of our assets to a corporation that is not controlled by us;

- the approval by our stockholders of any plan or proposal for our liquidation or dissolution;

- certain merger or business combination transactions;

- more than 40 percent of our outstanding voting shares are acquired by any person or group of persons who did not own any shares of common stock on the effective date of the plan; and

- certain changes in the composition of our Board of Directors.

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Agreement with Entity Affiliated with Former Chairman of the Board and Chief Executive Officer

Effective as of May 1, 2006, we entered into a consulting agreement with Emeritushnic Facilities Company, Inc. (referred to as "EFC"), an entity owned by our former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, Philip M. Lynch, and certain of his family members, excluding G. Patrick Lynch, our current President and Chief Executive Officer, pursuant to which EFC performs certain consulting services to us, including maintaining communications and relations between us and our joint venture partners. In consideration for such services, we have agreed to pay EFC a monthly fee of $25,000 and to reimburse EFC up to a maximum of $180,000 per year for documented, out-of-pocket expenses reasonably incurred by EFC in the course of conducting business on our behalf. We also agreed to cover EFC under our liability insurance to the extent applicable and possible and to provide to EFC at our expense: (a) an office with e-mail, phone, fax machine, and copier access, and (b) an administrative support person. Any additional use of our resources, including but not limited to, people, financial resources, outside consultants and outside technical service people, is subject to prior approval of our Chief Financial Officer. The consulting agreement may be terminated by either party for any reason upon at least 90 days prior written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the consulting agreement. The consulting agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

NTIC expects to engage an independent consultant to examine and to recommend to the Board of Directors of NTIC, or an appropriate committee of the Board, a compensation or benefit arrangement with Mr. Philip Lynch, which would replace or supplement the consulting agreement with EFC. Final terms of such an arrangement, however, have not yet been finalized.

Effective as of May 1, 2006, we entered into a termination agreement with Inter Alia Holding Co. pursuant to which we agreed to mutually terminate that certain Manufacturer's Representative Agreement dated as of October 1, 1976 and as subsequently amended thereafter. Inter Alia beneficially owns approximately 25.4 percent of our outstanding common stock and is owned by, among others, our former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, Philip M. Lynch, and our current President and Chief Executive Officer, G. Patrick Lynch.

Director and Executive Officer Compensation

Please see "Director Compensation" and "Executive Compensation" for information regarding consulting arrangements we had with two of our directors and the other compensation arrangements with our directors and executive officers during fiscal 2007.

PROPOSAL TWO — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected Virchow Krause & Company LLP to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2008. Although it is not required to do so, the Board of Directors is asking our stockholders to ratify the Audit Committee's selection of Virchow Krause & Company LLP. If our stockholders do not ratify the selection of Virchow Krause & Company LLP, another independent registered public accounting firm will be considered by the Audit Committee of the Board of Directors. Even if the selection is ratified by our stockholders, the Audit Committee may in its discretion change the appointment at any time during the year, if it determines that such a change would be in the best interests of our company and its stockholders.

Representatives of Virchow Krause & Company LLP will be present at the Annual Meeting to respond to appropriate questions. They will also have the opportunity to make a statement if they wish to do so.

Audit, Audit-Related, Tax and Other Fees

The following table presents the aggregate fees billed to us by Virchow Krause & Company LLP, our current independent registered public accounting firm, for the fiscal years ended August 31, 2007 and August 31, 2006.

	Aggregate Amount Billed by Virchow Krause & Company LLP ($)	
	Fiscal 2007	**Fiscal 2006**
Audit Fees[1]	$80,000	$77,865
Audit-Related Fees[2]	70,528	38,460
Tax Fees	0	0
All Other Fees	0	0

(1) These fees consisted of the audit of our annual financial statements by year, review of financial statements included in our quarterly reports on Form 10-QSB and other services normally provided in connection with statutory and regulatory filings or engagements.

(2) These fees consisted of review of registration statements and the issuance of consents. The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Virchow Krause & Company LLP and has determined that it is.

Audit Committee Pre-Approval Policies and Procedures

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. All services rendered by Virchow Krause & Company LLP to NTIC were permissible under applicable laws and regulations and all services provided to NTIC, other than de minimis non-audit services allowed under applicable law, were approved in advance by the Audit Committee in accordance with these rules. The Audit Committee has not adopted any formal pre-approval policies and procedures.

Board of Directors Recommendation

The Board of Directors unanimously recommends that our stockholders vote **FOR** ratification of the selection of Virchow Krause & Company LLP, as our independent registered public accounting firm for the fiscal year ending August 31, 2008. Unless a contrary choice is specified on the proxy card, proxies solicited by the Board of Directors will be voted **FOR** ratification of the selection of Virchow Krause & Company LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2008.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and all persons who beneficially own more than 10 percent of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10 percent beneficial owners are also required to furnish NTIC with copies of all Section 16(a) forms they file.

To our knowledge, based upon a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended August 31, 2007, none of our directors or executive officers or beneficial owners of greater than 10 percent of our common stock failed to file on a timely basis the forms required by Section 16 of the Exchange Act.

Stockholder Proposals for 2009 Annual Meeting

Stockholder proposals intended to be presented in the proxy materials relating to the 2009 Annual Meeting of Stockholders must be received by us on or before August 14, 2008, unless the date of the meeting is delayed by more than 30 calendar days, and must satisfy the requirements of the proxy rules promulgated by the Securities and Exchange Commission.

Any other stockholder proposals to be presented at the 2009 Annual Meeting of Stockholders must be given in writing to our Corporate Secretary and must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the date of the annual meeting of stockholders; provided, however, that in the event that less than 100 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. The proposal must contain specific information required by our bylaws, a copy of which may be obtained by writing to our Corporate Secretary. If a proposal is not timely and properly made in accordance with the procedures set forth in our bylaws, it will be defective and may not be brought before the meeting. If the proposal is nonetheless brought before the meeting and the Chairman of the meeting does not exercise the power and duty to declare the proposal defective, the persons named in the proxy may use their discretionary voting with respect to the proposal.

Director Nominations

In accordance with procedures set forth in NTIC's bylaws, NTIC stockholders may propose nominees for election to the Board of Directors only after providing timely written notice to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at NTIC's principal executive offices not less than 90 days nor more than 120 days prior to the date of the annual meeting of stockholders; provided, however, that in the event that less than 100 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so delivered not less than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs. The notice must set forth, among other things:

- the nominee's name, age, business address and residence address;
- the nominee's principal occupation or employment;
- the class and number of shares of NTIC capital stock which are beneficially owned by the nominee;
- signed consent to serve as a director of NTIC; and
- any other information concerning the nominee required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of directors.

Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. The Nominating and Corporate Governance Committee will consider only those stockholder recommendations whose submissions comply with these procedural requirements. The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended by others.

Other Business

Our management does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting, except those described in this proxy statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with their best judgment on the matters.

Copies of 2007 Annual Report

We will furnish without charge a copy of our Annual Report on Form 10-KSB for the fiscal year ended August 31, 2007, to each person who was a stockholder of NTIC as of November 30, 2007 upon receipt from any such person of a written request for such an Annual Report. Such a request should be sent to:

Northern Technologies International Corporation
4201 Woodland Road
Circle Pines, Minnesota 55014
Attention: Stockholder Information

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or NTIC's Annual Report to Stockholders may have been sent to multiple stockholders in each household. NTIC will promptly deliver a separate copy of either document to any stockholder upon written or oral request to NTIC's Stockholder Information Department, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, telephone: (763) 225-6637. Any stockholder who wants to receive separate copies of this proxy statement or NTIC's Annual Report to Stockholders in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker, or other nominee record holder, or the stockholder may contact NTIC at the above address and phone number.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, vote your shares of NTIC common stock by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted.

By Order of the Board of Directors



Pierre Chenu
Chairman of the Board

December 12, 2007
Circle Pines, Minnesota

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark one)
☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2007.

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _______________.

Commission file number 1-11038

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION
(Name of small business issuer in its charter)

Delaware	**41-0857886**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4201 Woodland Road **P.O. Box 69** **Circle Pines, Minnesota**	**55014**
(Address of principal executive offices)	(Zip Code)

(763) 225-6600
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.02 per share	**The American Stock Exchange**

Securities registered under Section 12(g) of the Exchange Act:

None

Check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this report or any amendment to this report. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act). YES ☐ NO ☒

The Registrant's revenues for the fiscal year ended August 31, 2007 were $16,829,030.

As of November 16, 2007, 3,716,611 shares of common stock of the Registrant were outstanding, and the aggregate market value of the common stock of the Registrant as of that date (based upon the $9.95 per share closing sale price of the Common Stock on that date as reported on The American Stock Exchange), excluding 1,095,560 outstanding shares beneficially owned by directors and executive officers, was $26,079,457.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-KSB incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2008 Annual Meeting of Stockholders to be held January 24, 2008.

Transitional Small Business Disclosure Format (check one): YES ☐ NO ☒

PART I

This Annual Report on Form 10-KSB contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. For more information, see "Item 1. Description of Business – Forward-Looking Statements."

As used in this report, references to "NTIC," the "Company," "we," "our" or "us," unless the context otherwise requires, refer to Northern Technologies International Corporation, its wholly owned subsidiaries – NTI Facilities, Inc. and Northern Technologies Holding Company, LLC, and its majority-owned subsidiary – React-NTI, LLC, all of which are consolidated on NTIC's financial statements.

All trademarks, trade names or service marks referred to in this report are the property of their respective owners.

Item 1. DESCRIPTION OF BUSINESS.

Overview

Northern Technologies International Corporation focuses on developing, marketing and selling proprietary environmentally responsible materials science based products and technical services directly and via a network of independent distributors, manufacturers' representatives and joint ventures in over 50 countries. In fiscal 2007, over 70% of NTIC's consolidated net sales were derived from the sales of Zerust® rust and corrosion inhibiting packaging products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets. During this same period, NTIC also received revenues from sales of proprietary new technologies, including anti-abrasion ink additives, as well as bio-based sintered metal mold release agents, bio-solvents, bio-emollients, bio-cleaners, bio-lubricants and bio-based and biodegradable plastic packaging.

NTIC is engaged in extensive scientific research and development programs in the areas of material science and corrosion protection. NTIC spent $2,575,325 in fiscal 2007 and $2,043,611 in fiscal 2006 in connection with its research and development activities. These research and development investments are expected to build on NTIC's current environmentally responsible corrosion technologies and provide for a portfolio of new environmental technology offerings. Specifically, the portfolio includes the application of new and existing corrosion inhibiting technology to the oil and gas industry, bioplastic resins and products including biodegradable and compostable plastics to reduce our carbon footprint and provide environmentally sound disposal options, and process technology and equipment to convert plastic waste into energy – diesel, gasoline and mid-distillates. During fiscal 2008, NTIC expects to invest between $2,800,000 and $3,200,000 in additional research and development and marketing efforts and resources into these new emerging businesses, product lines and markets.

Corporate Joint Ventures and Holding Companies

NTIC participates, either directly or indirectly through holding companies, in 29 corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures, markets and sells finished products generally in the countries to which it is assigned. NTIC's joint venture partners are knowledgeable in the applicable environmental, labor, tax and other requisite regulations and laws of the respective foreign countries in which they operate, as well as the local customs and business practices. While most of NTIC's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, NTIC also has joint ventures that manufacture, market and sell or intend to manufacture, market or sell bio-based additives with both industrial and personal care applications, machinery that converts waste plastics back into diesel, gasoline and mid-distillates and electronic sensing instruments. The Company categorizes its joint ventures into two principal areas: industrial chemical and non-industrial chemical.

NTIC's industrial chemical corporate joint ventures currently primarily focus on the manufacturing, marketing and distribution of Zerust® industrial corrosion inhibiting packaging products. Both NTIC and NTIC's corporate joint venture in Germany, Excor Korrosionsschutz – Technologien und Produkte GmbH ("Excor"), through Excor's wholly owned subsidiary Excor Korrosionsforschung GmbH, manufacture and supply the industrial chemical corporate joint ventures with the essential additives ("Masterbatch") required to make Zerust® industrial corrosion inhibiting packaging products functional.

React-NTI LLC is an industrial chemical corporate joint venture of NTIC that focuses on the development, manufacturing and marketing of proprietary lines of bio-based additives with both industrial and personal care applications. Based on cotton, soy, corn and other renewable resources, React-NTI products outperform many synthetically derived competing alternatives. React-NTI's target markets currently include sintered metal and sintered metal parts manufactures, ink manufacturers, and personal care and cosmetics manufacturers.

NTIC has a 50% ownership interest in NTI ASEAN, LLC for its corporate joint venture investments in the ASEAN region. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in NTI ASEAN, LLC.

NTIC has a 50% ownership interest in Northern Instruments Corporation LLC for its corporate joint venture investments in Mütec GmbH in Germany. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in Northern Instruments Corporation LLC. Northern Instruments Corporation LLC then owns 80% of Mütec GmbH. Mütec GmbH manufactures proprietary electronic sensing instruments, which it sells through distribution as well as certain corporate joint ventures. Mütec GmbH is NTIC's only non-industrial chemical joint venture.

The following table sets forth a list of NTIC's corporate joint ventures as of November 16, 2007, indicating which joint ventures are industrial chemical or non-industrial chemical, the country in which the joint venture is organized, NTIC's ownership percentage in each joint venture and the date of NTIC's original investment in each joint venture:

Joint Venture Name	Country	NTIC Percent (%) Ownership	Calendar Year of Original Investment
INDUSTRIAL CHEMICAL CORPORATE JOINT VENTURES			
TAIYONIC LTD.	Japan	50%	1987
ACOBAL SAS	France	50%	1990
ZERUST-NIC (TAIWAN) CORP.	Taiwan*	25%	1990
EXCOR GmbH	Germany	50%	1991
ZERUST SINGAPORE PTE. LTD	Singapore*	50%	1991
ZERUST AB	Sweden	50%	1991
ZERUST PREVENÇÃO DE CORROSÃO LTDA.	Brazil	50%	1993
EUROMASCH	Austria	50%	1994
MOSTNIC	Russia	50%	1994
KOREA ZERUST CO., LTD.	South Korea	25%	1994
ZERUST OY	Finland	50%	1995
ZERUST (U.K.) LTD.	United Kingdom	50%	1997
EXCOR-ZERUST S.R.O.	Czech Republic	50%	1997
EXCOR SP. Z.O.O.	Poland	50%	1998

Joint Venture Name	Country	NTIC Percent (%) Ownership	Calendar Year of Original Investment
SPECIALTY - NTIA CO. LTD.	Thailand*	25%	1998
TIANJIN ZERUST CO.	China*	25%	2000
HARITA-NTI	India	50%	2000
CHONG WAH-NTIA SDN. BHD.	Malaysia*	25%	2000
NTIA ZERUST PHILIPPINES, INC.	Philippines*	50%	2001
FIBRO NTI JOINT STOCK CO.	Turkey	50%	2002
ZERUST CONSUMER PRODUCTS, LLC	United States	50%	2002
REACT-NTI, LLC***	United States	75%	2003
POLYMER ENERGY LLC	United States	62.5%	2003
ZERUST EXCOR PTY LTD	Australia	50%	2006
ZERUST - DNEPR	Ukraine	50%	2006
SINGLE POINT ENERGY & ENVIRONMENT CO. LTD.	Thailand	50%	2006
NTI-DILMUN MIDDLE EAST FZCO.	UAE	50%	2006
PT. CHEMINDO – NTIA	Indonesia*	25%	2007
NON-INDUSTRIAL CHEMICAL CORPORATE JOINT VENTURES			
MUTEC GMBH	Germany**	40%	2002

* Indirect ownership interest through NTI ASEAN, LLC

** Indirect ownership through Northern Instruments Corporation LLC

*** React-NTI LLC is fully consolidated on NTIC's consolidated financial statements (See note 2 to NTIC's consolidated financial statements).

NTIC's international rust and corrosion inhibiting product business has expanded significantly during the past several fiscal years. NTIC has entered into five new corporate joint venture arrangements during the past two fiscal years. Total net sales of all of NTIC's joint ventures increased 26.0% to $80,551,700 during fiscal 2007 as compared to $63,959,090 during fiscal 2006 and increased 11.9% during fiscal 2006 compared to fiscal 2005. The profits of NTIC's corporate joint ventures are shared, however, by the respective corporate joint venture owners in accordance with their respective ownership percentages. In addition, NTIC's receipt of funds as a result of sales by its joint ventures are dependent upon NTIC's receipt of dividend distributions from the joint ventures and NTIC's receipt of fees for technical and other support services that NTIC provides to its joint ventures based on the revenues of the joint ventures. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and how much in dividends in any given year. NTIC had equity in income of corporate joint ventures and holding companies of $3,201,621 in fiscal 2007 compared to $2,713,096 in fiscal 2006. NTIC recognized fee income for such technical and support services of $4,976,194 in fiscal 2007 compared to $4,695,124 in fiscal 2006. NTIC incurs direct expenses related to its corporate joint ventures and holding companies. Such expenses include consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC incurred $4,876,928 in direct joint venture expenses in fiscal 2007 as compared to $5,481,757 in fiscal 2006. NTIC's income from its corporate joint ventures and holding companies was $3,300,887 in fiscal 2007 as compared to $1,973,065 in fiscal 2006.

While NTIC is not aware of any specific potential risk beyond its initial investment in and any undistributed earnings of each of the corporate joint ventures listed above, there can be no assurance that NTIC will not be subject to lawsuits based on product liability claims or other claims arising out of the activities of each joint venture. To mitigate the ramifications of such an occurrence, NTIC maintains liability insurance specifically applicable to its ownership positions in the joint venture arrangements in excess of any insurance the joint ventures may maintain.

Products

NTIC currently derives revenues from the following product lines:

Corrosion Prevention. Over 70% of NTIC's consolidated net sales for fiscal 2007 were derived from developing, manufacturing, marketing and selling Zerust® rust and corrosion inhibiting packaging products and services. Corrosion not only damages the appearance of metal products and components but also negatively impacts their mechanical performance. This applies to the rusting of ferrous metals (iron and steel) and the deterioration by oxidation of nonferrous metals (aluminum, copper, brass, etc.).

NTIC's Zerust® packaging products contain proprietary nontoxic chemical systems (primarily using food additives) that passivate metal surfaces and thereby inhibit rust and corrosion. The corrosion-inhibiting protection is maintained as long as the metal products to be protected remain enclosed within the Zerust® packaging. Electron scanning further shows that once the contents are removed from the Zerust® package, the Zerust® protection dissipates from the contents' surfaces within two hours, leaving a clean, dry and corrosion-free metal component.. This mechanism of corrosion protection enables NTIC's customers to easily package metal objects for rust-free shipment or long-term storage. Furthermore, by eliminating costly greasing and degreasing processes and/or significantly reducing the use of oils to inhibit corrosion, NTIC's Zerust® technology provides its customers significant savings in labor, material and capital expenditures for equipment to apply, remove and dispose of oil and grease, as well as the attendant environmental problems, as compared to traditional methods of corrosion prevention.

NTIC developed the first means of combining corrosion inhibiting chemical systems with polyethylene and polypropylene resins. Combining Zerust® chemical systems with polyethylene and polypropylene resins permitted NTIC to introduce to industry a line of packaging products in the form of low and high density polyethylene bags and shroud film, stretch, shrink, skin and bubble cushioning film, woven scrim, foam sheeting, profile and corrugated board, thermoformed dunnage trays and bins, injection and blow molded products and flat netting, thereby giving packaging engineers an opportunity to ship and store ferrous, nonferrous and mixed multi-metal products in a clean, dry and corrosion-free condition, with an attendant overall savings in total packaging cost. Products also include a line of several diffusers, such as Zerust® Vapor Capsules, Zerust ICT™ Plastabs® and Cor-Tabs®, which protect metal surfaces within the distance of a certain specified "radius of protection." This industrial product line has since been expanded to also include items such as Zerust® gun cases and car covers targeted at retail consumers. NTIC has also developed proprietary corrosion inhibitors for use in the mitigation of corrosion in capital assets used in the petrochemical and related industries.

NTIC has also developed additives in liquid form to imbue corrugated cardboard, solid fiber and chipboard packaging materials with corrosion protection properties. Additionally, NTIC provides a line of metal surface treatment liquids, which are oil, water and bio-solvent based, marketed under the AXXA™ brand name.

Bio-Based Chemical Additives. NTIC's React-NTI, LLC joint venture revenues for fiscal 2007 were primarily derived from the sales of MR-101 and MR-102 anti-abrasion ink additives to one customer. The ink industry uses these additives to ensure ink does not "rub off" the pages of magazines and books. As described in more detail under the heading "Part II. Item 6. Management's Discussion and Analysis or Plan of Operation—Recent Development," during fourth quarter of fiscal 2007, this customer notified React that it would place future orders for React's remaining inventory of ink additives, but that after such inventory was purchased, the customer would not place any future orders. NTIC anticipates that the loss of this customer will have a material adverse impact on NTIC's consolidated net sales beginning in first quarter of fiscal 2008. However, since the margins on React's sales of the ink additives to this customer were extremely small, NTIC does not expect that the anticipated decrease in net sales by React will have a material adverse effect on NTIC's consolidated net income.

React-NTI's renewable resource-based industrial chemical additive sales in fiscal 2007 also came from a patented sintered metal mold release agent sold under the brand name SERAVAT™. SERAVAT™ significantly increases the "green strength" of powder metal parts as they are ejected from their molds. The increase in green strength leads to much higher process yields for the user, especially in stainless steel applications, thereby significantly lowering their production costs.

React-NTI's renewable resource-based personal care chemical additive sales in fiscal 2007 included Farona™ line of patented micronized cotton and corn powders. End user applications for these additives included deodorants, pressed powder products and loose powder products. Sales also were derived from patented EnviroPure™ emollient gels that consist of a soy and canola base petrolatum replacement, as well as EnviroSolve™ soy and canola base solvents that were used, among other applications, as a successful acetone replacement.

Electronic Measuring Instruments. NTIC's Mütec GmbH joint venture develops, manufactures and sells proprietary electronics components including signal converters, Input-Output interfaces, bulk goods property measurement instruments, and process sensor technologies.

Emerging Businesses

NTIC is also in the process of expanding its technologies into other applications and businesses. NTIC is undertaking these new businesses either directly or through joint ventures.

Bio-Plastics. NTIC is beginning to manufacture and sell a broad range of bio-based and biodegradable (compostable) polymer resin compounds and products under the Natur-Tec™ brand. In recent years, a combination of market drivers such as higher petroleum prices, a desire to reduce dependence on foreign oil, increased environmental awareness at the consumer level, and favorable regulations banning the use of regular plastics, have led to widespread interest in sustainable, renewable resource based and compostable alternatives to traditional plastics. The term "bio-plastics" encompasses a broad category of plastics that are either bio-based (i.e. derived from renewable resources such as corn or cellulosic/plant material or blends thereof) or are plastics that are engineered to be fully biodegradable/compostable.

Natur-Tec™ polymer resins are produced using NTIC's proprietary and patent pending ReX Process. In this process, biodegradable polymers, natural polymers made from renewable resources, and organic and inorganic materials are reactively blended in the presence of proprietary compatibilizers and polymer modifiers to produce bio-based/biodegradable polymer resin formulations that exhibit unique and stable morphology. Natur-Tec™ polymer resins are engineered for high performance, ease of processing and reduced cost, and can be easily processed by converters using conventional manufacturing processes and equipment. Natur-Tec™ resins are available in several grades tailored for a variety of applications such as blown-film extrusion, extrusion coating, injection molding and more. Natur-Tec™ biodegradable and compostable polymer resins and all products made thereof meet all requirements of international standards for compostable plastics such as ASTM D6400 (U.S.) and EN 13432 (Europe), and are certified as 100% compostable by the Biodegradable Products Institute in the U.S. The finished products include totally biodegradable compost and trash bags, agricultural film and other single-use disposable products such as compostable cutlery, food and consumer goods packaging. In addition, NTIC is developing a line of renewable resource based resin compounds for durable engineering plastics applications such as automotive and industrial plastics.

Plastics to Fuel Oil Conversion Technology. NTIC, through Polymer Energy LLC, a joint venture in which NTIC has a 62.5% interest has a license to market and develop a patented system to convert waste plastic material into fuel oil. The increasing use of disposable plastic packaging has led to ever increasing generation of waste plastic. Traditional methods of waste plastic disposal such as landfill disposal or incineration have limitations due to environmental and regulatory concerns. The Polymer Energy™ system offers a viable, economical and environmentally responsible alternative to traditional methods of disposal of plastic waste. The Polymer Energy™ system uses catalytic pyrolysis to efficiently convert waste plastics (primarily polyolefins) into fuel oil. The system, developed in Europe, has won several industry awards, including the 2006 European Environmental Press Award for innovative waste management solutions. Polymer Energy LLC plans to sell its first unit in fiscal 2008 and intends to ramp up its manufacturing and service infrastructure to capitalize on global market opportunities it believes exists for the Polymer Energy™ solution. Polymer Energy LLC does not currently intend to market and sell its Polymer Energy™ solution in the United States due to extensive U.S. governmental regulation.

Oil and Gas Technology. NTIC has also developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the process chemical industry and is initially targeting the sale of these new Zerust® products to the oil and gas industry sector. NTIC has concluded successful trials of its solutions with a large oil company and is pursuing opportunities to market its technology to other potential customers in the oil and gas industry across several countries through its joint venture partners and other strategic partners. NTIC believes the sale of its new Zerust® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter. NTIC has been granted several patents in this area and has several other patents pending covering these new technologies. NTIC has also expanded the core research and development team responsible for the development and testing of solutions for this market segment. In furtherance of NTIC's efforts to expand in the oil and gas industry, during fiscal 2007, NTIC invested in a joint venture to develop operations in the United Arab Emirates in the oil and gas industry.

Manufacturing

NTIC produces its proprietary Zerust® additives and products at its facility in Circle Pines, Minnesota. NTIC's other products are produced according to NTIC's specifications by selected contractors and Company joint ventures under a trade secrecy agreement and/or a license agreement.

NTIC is ISO 9001 certified with respect to the manufacturing of its products and ISO 14000 certified with respect to environmental management standards. NTIC believes that the process of ISO 9001 certification serves as an excellent total quality management tool, enabling NTIC to ensure consistency in the performance of its products. NTIC believes that the process of ISO 14000 certification serves as an excellent tool for NTIC to continuously improve its environmental performance. In addition, because potential customers may prefer or require manufacturers to have achieved ISO certification, such ISO certifications may provide NTIC with certain competitive advantages.

Sales and Marketing

In the United States, NTIC markets its products principally to industrial users by a direct sales force and through a network of independent distributors and manufacturer's sales representatives. NTIC's technical service representatives work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements.

Internationally, NTIC has entered into several joint venture and similar arrangements with foreign partners (either directly or through a holding company). Pursuant to these arrangements, NTIC and/or Excor, NTIC's corporate joint venture in Germany, supply certain proprietary additives to NTIC's foreign joint venture entities, which, in turn, provide for the international manufacture and marketing of Zerust® and other finished products. NTIC receives fees for providing technical support and marketing assistance to its joint ventures in accordance with the terms of the joint venture arrangements.

Competition

While NTIC is unaware of any third parties in which NTIC competes on a worldwide basis with respect to its corrosion prevention products, NTIC does compete with several third parties on a regional basis. NTIC evaluates competing products on an ongoing basis. Some of NTIC's competitors are established companies that may have financial, marketing and other resources substantially greater than those of NTIC. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than NTIC can. NTIC believes its principal competitive factors with respect to its corrosion prevention products are pricing, product innovation, quality and reliability, product support and customer service and reputation. Most of NTIC's competitors have attempted to commoditize NTIC's corrosion prevention packaging products thereby pressuring NTIC to compete at least in part on the basis of price. Some of these companies may have achieved significant market acceptance of their competing products and brand recognition. NTIC, however, believes it has a competitive advantage over most of its competitors as a result of NTIC's technical innovation and its value added service. NTIC attempts to provide its customers with the highest level of technical service and applications engineering in addition to the Zerust® rust and corrosion inhibiting packaging.

With respect to NTIC's anti-abrasion ink additive products, NTIC's primary competitor has become its former manufacturer, Shamrock Technologies, Inc. As described in more detail under the heading "Item 3. Legal Proceedings," NTIC is currently involved in litigation with Shamrock.

With respect to NTIC's bio-plastics products, NTIC competes with several established companies that have been producing and selling such products for a significantly longer time period, have significant sales and much more substantial financial and other resources than NTIC. In addition to performance, NTIC competes on the basis of price and therefore NTIC's margins on its bio-plastics products are much smaller than its margins on its Zerust® products. NTIC also competes on the basis of supply for the resins used to manufacture NTIC's bio-plastics products since there are a limited number of suppliers of such resins and limited capacity of production.

With respect to NTIC's plastics to fuel oil conversion technology, although NTIC is not currently aware of a large number of competitors, such competitors could quickly develop and a few have recently emerged from Asia.

With respect to NTIC's corrosion prevention technology for use in the oil and gas industry, NTIC is not currently aware of competitors with the same or similar technology.

Customers

A customer of NTIC's React-NTI, LLC joint venture accounted for, in the aggregate, approximately 28.0% and 26.6% of NTIC's consolidated net sales for the fiscal years ended August 31, 2007 and 2006 respectively, and $132,999 and $207,630 of NTIC's receivables at August 31, 2007 and 2006, respectively. As described in more detail under the heading "Part II. Item 6. Management's Discussion and Analysis or Plan of Operation—Recent Development," during the fourth quarter of fiscal 2007, this customer notified React that it would place future orders for React's remaining inventory of ink additives, but that after such inventory was purchased, the customer would not place any future orders. NTIC anticipates that the loss of this customer will have a material adverse impact on NTIC's consolidated net sales beginning in first quarter of fiscal 2008. However, since the margins on React's sales of the ink additives to this customer were extremely small, NTIC does not expect that the anticipated decrease in net sales by React will have a material adverse effect on NTIC's consolidated net income.

Research and Development

NTIC's research and development activities are directed at improving existing products, developing new products and improving quality assurance through improved testing of NTIC's products. NTIC's joint venture in Germany, Excor, has established a wholly owned subsidiary, Excor Korrosionsforschung GmbH, to conduct research into new fields of corrosion inhibiting packaging and the applications engineering of such products in conjunction with NTIC's domestic research and development operation. NTIC's internal research and development activities are conducted at its facilities located in Circle Pines, Minnesota; Beachwood, Ohio; Dresden, Germany; Chennai, India and various international locations under the direction of internationally known scientists and research institutes under exclusive contract to NTIC with respect to the subject of their respective research efforts. NTIC's research and development activities in Minnesota, Ohio, Germany and India, along with NTIC's research and development efforts conducted with the expert consulting support of Dr. Ramani Narayan and former support of Dr. Sunggyu Lee, frequently result in the development of intellectual property rights for NTIC. NTIC spent $2,575,325 in fiscal 2007 and $2,043,611 in fiscal 2006 in connection with its research and development activities. NTIC anticipates that it will spend between $2,800,000 and $3,200,000 in fiscal 2008 on research and development activities. These fees are accounted for in the "Expenses incurred in support of corporate joint ventures" section of NTIC's consolidated statements of income.

Intellectual Property Rights

NTIC's success depends and will continue to depend in part upon its ability to maintain patent and trademark protection for its products and processes, to preserve its proprietary information and trade secrets and to operate without infringing the proprietary rights of third parties. NTIC's policy is to attempt to protect its technology by, among other things, filing patent applications and trademark applications and vigorously preserving the trade secrets covering its technology and other intellectual property rights.

In 1979, NTIC developed and patented the first polyolefin (plastic) based industrial corrosion inhibiting packing material in the world. The U.S. patent granted under this patent application became the most important intellectual property right in NTIC's history. This patent expired in 2000. NTIC has since filed for twelve letters patents in the U.S. covering various corrosion inhibiting technologies, systems and applications since the expiration of the initial patent. NTIC owns several patents in these areas. These patents as well as patent applications have been extended to the countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty. In addition, NTIC's joint venture in Germany, EXCOR GmbH, owns several patents in the area covering various corrosion inhibiting technologies and also applied for new patent applications for proprietary new corrosion inhibiting technologies, to which NTIC and its other joint ventures worldwide have rights. NTIC is also seeking additional patent protection covering various host materials into which its corrosion inhibiting additives and other protective features can be incorporated, proprietary new process technologies, and chemical formulations outside the area of corrosion protection. NTIC owns several patents outside the area of corrosion protection both in the U.S. and in countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty.

In addition to seeking patent protection, NTIC maintains an extensive portfolio of trademarks in all countries where NTIC has joint venture presence. NTIC continuously pursues new trademark applications of strategic interest worldwide. NTIC owns the following U.S. registered trademarks: NTI®, NTI & Globe Design, ZERUST®, EXCOR®, COR TAB®, PLASTABS®, MATCH-TECH®, COR/SCI®, NIC®. NTIC also has a registered trademark on the use of the Color Yellow with respect to corrosion inhibiting packaging. In addition, NTIC has applied for the following new trademarks in the U.S.: NATUR-TEC™, NATUR-TEC & Design™, Polymer Energy™, Polymer Energy Logo™, ICT™, Z-CIS™. Furthermore, NTI®, ZERUST®, The ZERUST People®, EXCOR®, the Color Yellow®, NTI ASEAN®, MATCH-TECH®, COR/SCI®, Polymer Energy® and Polymer Energy Logo® as well as other marks have been registered in the European Union with several new applications pending.

NTIC requires its employees, consultants and advisors having access to its confidential information, including trade secrets, to execute confidentiality agreements upon commencement of their employment or consulting relationships with NTIC. These agreements generally provide that all confidential information NTIC develops or makes known to the individual during the course of the individual's employment or consulting relationship with NTIC must be kept confidential by the individual and not disclosed to any third parties. NTIC also requires all of its employees and consultants who perform research and development for NTIC to execute agreements that generally provide that all inventions developed by these individuals during their employment by or service arrangement with NTIC will fall under NTIC's proprietary intellectual property rights.

Backlog

NTIC had order backlog of $445,000 as of August 31, 2007 compared to $321,000 as of August 31, 2006. These are orders that are held by NTIC pending release instructions from the customers to be used in just-in-time production. Customers generally place orders on an "as needed" basis and expect delivery within a relatively short period of time.

Availability of Raw Materials

NTIC does not carry excess quantities of raw materials or purchased parts because of widespread availability for such materials and parts from various suppliers.

Employees

As of August 31, 2007, NTIC had 48 full-time employees located in the United States, consisting of 14 in administration, 13 in sales and marketing, 14 in research and development and lab, six in production and one responsible for international coordination. There are no unions representing NTIC's employees and NTIC believes that its relations with employees are good.

Forward-Looking Statements

This report contains or incorporates by reference not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. In addition, NTIC or others on its behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or web casts open to the public, in press releases or reports, on NTIC's Internet web sites or otherwise. All statements other than statements of historical facts included in this report that address activities, events or developments that NTIC expects, believes or anticipates will or may occur in the future are forward-looking statements including, in particular, the statements about NTIC's plans, objectives, strategies and prospects regarding, among other things, its financial condition, results of operations and business. NTIC has identified some of these forward-looking statements with words like "believe," "may," "could," "might," "forecast," "possible," "potential," "project," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate," "approximate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained in the notes to NTIC's consolidated financial statements and elsewhere in this report, including under the heading "Part II. Item 6. Management's Discussion and Analysis or Plan of Operation."

NTIC wishes to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described under the heading "Risk Factors" below, as well as others that NTIC may consider immaterial or does not anticipate at this time. Although NTIC believes that the expectations reflected in its forward-looking statements are reasonable, NTIC does not know whether its expectations will prove correct. NTIC's expectations reflected in its forward-looking statements can be affected by inaccurate assumptions NTIC might make or by known or unknown risks and uncertainties, including those described below under the heading "Risk Factors." The risks and uncertainties described under the heading "Risk Factors" below are not exclusive and further information concerning NTIC and its business, including factors that potentially could materially affect its financial results or condition, may emerge from time to time. NTIC assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. NTIC advises you, however, to consult any further disclosures it may make on related subjects in its Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K that NTIC files with or furnishes to the Securities and Exchange Commission.

Risk Factors

The following are the most significant factors known to NTIC that could materially adversely affect its business, financial condition or operating results.

Approximately 28.0% of NTIC's consolidated net sales for the fiscal year ended August 31, 2007 were dependent upon a single customer, which has indicated a desire not to purchase any future products from NTIC or its subsidiaries. As a result, NTIC's consolidated net sales for the fiscal year ending August 31, 2008 and thereafter will be materially harmed.

A customer of NTIC's React-NTI, LLC joint venture accounted for, in the aggregate, approximately 28.0% and 26.6% of NTIC's consolidated net sales for the fiscal year ended August 31, 2007. As described in more detail under the heading "Part II. Item 6. Management's Discussion and Analysis or Plan of Operation—Recent Development," during fourth quarter of fiscal 2007, this customer notified React that it would place future orders for React's remaining inventory of ink additives, but that after such inventory was purchased, the customer would not place any future orders. NTIC anticipates that the loss of this customer will have a material adverse impact on NTIC's consolidated net sales beginning in first quarter of fiscal 2008 and thereafter. However, since the margins on React's sales of the ink additives to this customer were extremely small, NTIC does not expect that the anticipated decrease in net sales by React will have a material adverse effect on NTIC's consolidated net income. No assurance can be provided, however, that the loss of this customer will not have a material adverse effect on NTIC's consolidated net income.

The automotive industry in the United States has experienced contraction in recent years thus resulting in decreased demand for NTIC's Zerust® products in the United States, which has adversely affected and may continue to adversely affect NTIC's results of operations.

In fiscal 2007, over 70% of NTIC's consolidated net sales were derived from the sales of Zerust® rust and corrosion inhibiting packaging products and services. Most of these products and services were sold to customers in the automotive industry and to a lesser extent to customers in the electronics, electrical, mechanical, military and retail consumer markets. Net sales of NTIC's Zerust® products decreased 0.5% to $12,044,241 during fiscal 2007 compared to fiscal 2006 primarily as a result of decreased demand for such products from customers in the automotive industry in the United States. The automotive industry in the United States has experienced contraction in recent years and is not expected to improve in the foreseeable future, which may result in a continued adverse effect on NTIC's results of operations. While NTIC intends to increase marketing efforts of its Zerust® products and services to customers in other target industries, no assurance can be provided that NTIC will be successful in doing so or will recognize increased sales from such new target markets.

NTIC intends to invest additional research and development and marketing efforts and resources to expand its existing product lines and the distribution of its products into new target markets, such as the oil and gas industry. No assurance can be provided, however, that NTIC's investments in such new products and markets will be successful and result in additional revenue.

In an effort to increase net sales, NTIC is expanding its corrosion solution products into new markets, such as the oil and gas industry, and expanding its product lines to include other products, such as biodegradable and compostable plastics, plastic recycling technology and corrosion solutions in the oil and gas industry. During fiscal 2008, NTIC expects to invest additional research and development and marketing efforts and resources into these new product lines and markets. NTIC anticipates additional revenue from these new technologies beginning in fiscal year ending August 31, 2008; however, no assurance can be provided that such new businesses will be successful or that NTIC will be successful in obtaining such additional revenue.

NTIC's emerging new businesses are risky and may not prove to be successful, which could harm NTIC's operating results and financial condition.

NTIC is in the process of expanding its technologies into other applications and businesses. NTIC is undertaking these new businesses either directly or through joint ventures. Such new businesses are risky and subject to all of the risks inherent in the establishment of a new business enterprise, including:

- the absence of an operating history;
- the lack of commercialized products;
- insufficient capital and other resources;
- expected substantial and continual losses for such businesses for the foreseeable future;
- the lack of manufacturing experience and limited marketing experience;
- an expected reliance on third parties for the commercialization of some of the proposed products;
- a competitive environment characterized by numerous, well-established and well-capitalized competitors; and

- reliance on key personnel.

Over 20% of NTIC's consolidated net sales, including corporate joint venture sales, are generated outside of the U.S. and NTIC intends to continue to expand its international operations. NTIC's international operations require management attention and financial resources and expose NTIC to difficulties and risks presented by international economic, political, legal, accounting and business factors.

NTIC offers direct on-site technical support on rust and corrosion issues in over 50 countries, and operates a marketing, distribution, and technical network through joint ventures in North America, South America, Europe, Asia and the Middle East. NTIC's consolidated net sales, including the corporate joint venture sales, outside the United States were 20.8% and 20.3% of its total consolidated net sales for fiscal 2007 and 2006, respectively. One of NTIC's strategic objectives is to expand its international operations. NTIC has recently entered into joint ventures in Indonesia, the Ukraine, Thailand and the United Arab Emirates. The expansion of NTIC's existing international operations and entry into additional international markets requires management attention and financial resources. Many of the countries in which NTIC sells its products directly or indirectly through its corporate joint ventures, are, to some degree, subject to political, economic and/or social instability. NTIC's international operations expose NTIC and its joint venture partners, representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- difficulties in managing and staffing international operations and the required infrastructure costs including legal, tax, accounting, information technology;

- the imposition of additional U.S. and foreign governmental controls or regulations, new trade restrictions and restrictions on the activities of foreign agents, representatives and distributors, the imposition of costly and lengthy export licensing requirements and changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

- the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom NTIC does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

- pricing pressure that NTIC or its corporate joint ventures may experience internationally;

- laws and business practices favoring local companies;

- currency exchange rate fluctuations;

- longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- difficulties in enforcing or defending intellectual property rights; and

- multiple, changing and often inconsistent enforcement of laws and regulations.

NTIC cannot assure you that one or more of the factors listed above will not harm its business. Any material decrease in NTIC's international sales could adversely affect NTIC's operating results.

NTIC's liquidity and financial position rely on dividend distributions from its corporate joint ventures, which if such dividends cease or are reduced could adversely affect NTIC's liquidity and financial position.

NTIC's liquidity and financial position rely on dividend distributions from its corporate joint ventures. During fiscal 2007, NTIC received approximately $1,643,000 in dividends received from its corporate joint ventures. Because NTIC typically owns only 50% or less of its joint venture entities, NTIC does not control the decisions of these entities regarding whether to pay dividends and how much in dividends should be paid in any given year. Thus, NTIC cannot guarantee that any of its joint ventures will pay dividends in any given year. The failure of NTIC's joint ventures to declare dividends in amounts typically expected by NTIC could adversely affect NTIC's liquidity and financial position.

Fluctuations in foreign currency exchange rates could result in declines in NTIC's reported consolidated net sales and net income.

Because the functional currency of NTIC's foreign operations and investments in its foreign corporate joint ventures and holding companies is the applicable local currency, NTIC is exposed to foreign currency exchange rate risk arising from transactions in the normal course of business since NTIC's fees for technical support and other services and dividend distributions from these foreign entities are paid in foreign currencies. NTIC's reported consolidated net sales and net income are subject to fluctuations in foreign exchange rates. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Korean won and the English pound against the U.S. dollar. NTIC does not hedge against its foreign currency exchange rate risk. Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures and holding companies reflected in NTIC's consolidated statements of income.

NTIC's compliance with U.S. generally accepted accounting principles and any changes in such principles might adversely affect NTIC's operating results and financial condition. Any requirement to consolidate NTIC's corporate joint ventures or subject them to compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002 could adversely affect NTIC's operating results and financial condition.

NTIC adopted accounting policy FASB Interpretation No. 46R (FIN 46R), "*Consolidation of Variable Interest Entities, a revision of FIN 46*" effective as of February 28, 2005. As a result of FIN 46R, NTIC consolidated React-NTI LLC, one of its corporate joint ventures that is 75% owned by NTIC. If the interpretation of FIN 46R were to change and NTIC were required to fully consolidate the remaining 28 of its corporate joint ventures or if NTIC's corporate joint ventures otherwise would be required to be in compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002, NTIC would incur significant additional costs. NTIC estimates that the costs for each of its corporate joint ventures to become Sarbanes-Oxley compliant would range between $150,000 to $500,000 and that annual maintenance expenses would range from $50,000 to $100,000 per year per corporate joint venture thereafter. In addition, other accounting pronouncements issued in the future could have a material cost associated with NTIC's implementation of such new accounting pronouncements.

One of NTIC's principal stockholders beneficially owns 24.9 % of NTIC's outstanding common stock and is affiliated with NTIC's President and Chief Executive Officer and thus may be able influence matters requiring stockholder approval, including the election of directors, and could discourage or otherwise impede a transaction in which a third party wishes to purchase NTIC's outstanding shares at a premium.

As of November 16, 2007, Inter Alia Holding Company beneficially owned approximately 24.9%of NTIC's outstanding common stock. Inter Alia is an entity owned by, among others, G. Patrick Lynch, NTIC's President and Chief Executive Officer and a director, and Philip M. Lynch, NTIC's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus. G. Patrick Lynch is the son of Philip M. Lynch. Messrs. G.P. Lynch and P.M. Lynch share voting and dispositive power of shares of NTIC's common stock held by Inter Alia Holding Company. As a result of his share ownership through Inter Alia and his position as President and Chief Executive Officer and a director of NTIC, Mr. G.P. Lynch may be able to influence the affairs and actions of NTIC, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of Messrs. G.P. Lynch and Inter Alia may differ from the interests of NTIC's other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of NTIC, could deprive NTIC's stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of NTIC and may negatively affect the market price of NTIC's common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give stockholders the opportunity to realize a premium over the then-prevailing market price for shares of NTIC's common stock.

NTIC is currently involved in litigation over its trademark on the use of the color Yellow in corrosion inhibiting packaging, the loss of which could adversely affect NTIC's business.

One of NTIC's important trademarks for its business is the trademark for the color Yellow. NTIC is currently involved in litigation against a competitor over this trademark. NTIC has also in the past successfully prosecuted infringement claims against other competitors and third parties for their use of the color Yellow. If NTIC were to lose this current or any future litigation over its trademark for the color Yellow, NTIC could be in a more difficult position to enforce its rights to this trademark in other countries and against other third parties. NTIC believes that the loss of its trademark for the color Yellow could have an adverse effect on NTIC's business.

NTIC's business, properties and products are subject to governmental regulation and taxes with which compliance may require NTIC to incur expenses or modify its products or operations and may expose NTIC to penalties for non-compliance. Governmental regulation may also adversely affect the demand for some of NTIC's products and NTIC's operating results.

NTIC's business, properties and products are subject to a wide variety of international, federal, state and local laws, rules, taxes and regulations relating to the protection of the environment, natural resources, and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes and other regulated materials. These laws, rules and regulations may affect the way NTIC conducts its operations, and the failure to comply with these regulations could lead to fines and other penalties. Because NTIC owns and operates real property, various environmental laws also may impose liability on NTIC for the costs of cleaning up and responding to hazardous substances that may have been released on NTIC's property, including releases unknown to NTIC. These environmental laws and regulations also could require NTIC to pay for environmental remediation and response costs at third-party locations where NTIC disposed of or recycled hazardous substances. NTIC's future costs of complying with the various environmental requirements, as they now exist or may be altered in the future, could adversely affect NTIC's financial condition and operating results. NTIC is also subject to other international, federal and state laws, rules and regulations, the future non-compliance of which may harm NTIC's business or may adversely affect the demand for some of its products. Changes in laws and regulations, including changes in accounting standards and taxation changes, including tax rate changes, new tax laws, revised tax law interpretations, also may adversely affect NTIC's operating results.

NTIC intends to grow its business through additional joint ventures, alliances and acquisitions, which could be risky and harm its business.

One of NTIC's growth strategies is to expand its business by entering into additional joint ventures and alliances and acquiring businesses, technologies and products that complement or augment NTIC's existing products. The benefits of a joint venture, alliance or acquisition may take more time than expected to develop, and NTIC cannot guarantee that any future joint ventures, alliances or acquisitions will in fact produce the intended benefits. In addition, joint ventures, alliances and acquisitions involve a number of risks, including:

- diversion of management's attention;
- difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings and revenue synergies;
- potential loss of key employees or customers of the acquired businesses or adverse effects on existing business relationships with suppliers and customers;
- adverse impact on overall profitability if acquired businesses do not achieve the financial results projected in NTIC's valuation models;
- reallocation of amounts of capital from other operating initiatives and/or an increase in NTIC's leverage and debt service requirements to pay the acquisition purchase prices, which could in turn restrict NTIC's ability to access additional capital when needed or to pursue other important elements of NTIC's business strategy;
- inaccurate assessment of undisclosed, contingent or other liabilities or problems and unanticipated costs associated with the acquisition; and
- incorrect estimates made in the accounting for acquisitions, incurrence of non-recurring charges and write-off of significant amounts of goodwill that could adversely affect NTIC's operating results.

NTIC's ability to grow through joint ventures, alliances and acquisitions will depend, in part, on the availability of suitable opportunities at an acceptable cost, NTIC's ability to compete effectively for these opportunities and the availability of capital to complete such transactions.

NTIC relies on its independent distributors, manufacturer's sales representatives and corporate joint ventures to market and sell its products.

In addition to its direct sales force, NTIC relies on its independent distributors, manufacturer's sales representatives and corporate joint ventures to market and sell its products in the United States and internationally. NTIC's independent distributors, manufacturer's sales representatives and joint venture partners might terminate their relationship with NTIC, or devote insufficient sales efforts to NTIC's products. NTIC does not control its independent distributors, manufacturer's sales representatives and joint ventures and they may not be successful in implementing NTIC's marketing plans. NTIC's failure to maintain its existing relationships with its independent distributors, manufacturer's sales representatives and joint ventures, or its failure to recruit and retain additional skilled independent distributors, manufacturer's sales representatives and joint venture partners could have an adverse effect on NTIC's operations.

NTIC has very limited staffing and will continue to be dependent upon key employees.

NTIC's success is dependent upon the efforts of a small management team and staff. NTIC's future success will also depend in large part on its ability to retain these individuals and identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel. Competition for these individuals is intense, especially in the markets in which NTIC operates. NTIC may not succeed in identifying, attracting and retaining these personnel. The current management, other than the President and Chief Executive Officer, do not have any material stock ownership in NTIC or any contractual obligation to maintain their employment with us. The loss or interruption of services of any of NTIC's key personnel, the inability to identify, attract or retain qualified personnel in the future, delays in hiring qualified personnel, or any employee slowdowns, strikes or similar actions could make it difficult for NTIC to manage its business and meet key objectives, which could harm NTIC's business, financial condition and operating results.

NTIC relies on its management information systems for inventory management, distribution and other functions. If these information systems fail to adequately perform these functions or if NTIC experiences an interruption in their operation, NTIC's business and operating results could be adversely affected.

The efficient operation of NTIC's business is dependent on its management information systems. NTIC relies on its management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain its research and development data. The failure of management information systems to perform as anticipated could disrupt NTIC's business and product development and could result in decreased sales, causing NTIC's business and operating results to suffer. In addition, NTIC's management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks and attacks by computer viruses or hackers, or power loss or computer systems, Internet, telecommunications or data network failure. Any such interruption could adversely affect NTIC's business and operating results.

NTIC's reliance upon patents, trademark laws, trade secrets and contractual provisions to protect its proprietary rights may not be sufficient to protect its intellectual property from others who may sell similar products.

NTIC holds patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to NTIC's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. NTIC cannot be certain that it will be issued any patents from any pending or future patent applications owned by or licensed to NTIC or that the claims allowed under any issued patents will be sufficiently broad to protect its technology. In the absence of patent protection, NTIC may be vulnerable to competitors who attempt to copy NTIC's products or gain access to its trade secrets and know-how. NTIC's competitors may initiate litigation to challenge the validity of NTIC's patents, or they may use their resources to design comparable products that do not infringe NTIC's patents. NTIC may incur substantial costs if its competitors initiate litigation to challenge the validity of its patents or if it initiates any proceedings to protect its proprietary rights and if the outcome of any such litigation is unfavorable to NTIC, its business and operating results could be materially adversely affected.

In addition, NTIC relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees, and consultants. These agreements may be breached and NTIC may not have adequate remedies for any such breach. Even if these confidentiality agreements are not breached, NTIC's trade secrets may otherwise become known or be independently developed by competitors.

If NTIC is unable to continue to enhance existing products and develop and market new products that respond to customer needs and achieve market acceptance, NTIC may experience a decrease in demand for its products, and its business could suffer.

One of NTIC's strategies is to enhance its existing products and develop and market new products that respond to customer needs. NTIC may not be able to compete effectively with its competitors unless NTIC can keep up with existing or new products in the markets in which it competes. Product development requires significant financial and other resources. Although in the past NTIC has implemented lean manufacturing and other productivity improvement initiatives to provide investment funding for new products, NTIC cannot assure you that it will be able to continue to do so in the future. Products improvements and new product introductions also require significant planning, design, development and testing at the technological, product, and manufacturing process levels and NTIC may not be able to timely develop product improvements or new products. NTIC's competitors' new products may beat NTIC's products to market, may be more effective or less expensive than NTIC's products or render NTIC's products obsolete. Any new products that NTIC may develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for NTIC relative to its expectations, based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs, and research and development.

NTIC faces intense competition in almost all of its product lines, including from competitors that have substantially greater resources than NTIC does. NTIC cannot assure you it will be able to compete effectively, which would harm its business and operating results.

NTIC's products are sold in highly competitive markets throughout the world. The principal competitive factors in NTIC's markets are pricing, product innovation, quality and reliability, product support and customer service and reputation. NTIC often competes with numerous manufacturers, many of who have substantially greater financial, marketing, and other resources than NTIC does. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than NTIC can. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. NTIC's current products, products under development and its ability to develop new and improved products may be insufficient to enable NTIC to compete effectively with its competitors. NTIC cannot assure you that it will be able to compete effectively, which would harm its business and operating results.

NTIC is currently involved in several litigation matters and an audit matter with the U.S. Internal Revenue Service, which are costly to defend and the resolution of which could have a material adverse effect on NTIC's operating results and financial position.

NTIC is party to several litigation matters and an audit matter with the U.S. Internal Revenue Service as described in more detail under the heading "—Item 3. Legal Proceedings." Such litigation and audit matter are costly and may adversely affect NTIC's operating results and financial condition. In addition, the resolution of such matters may also have a material adverse effect on NTIC's operating results and financial condition.

NTIC is exposed to risks relating to its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related and other recent regulations implemented by the SEC and The American Stock Exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. NTIC will be evaluating its internal controls systems to allow management to report on, and its independent registered public accounting firm to attest to, NTIC's internal control over financial reporting. NTIC will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. NTIC cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations since there is presently no precedent available by which to measure compliance adequacy. If NTIC is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, NTIC may be subject to sanctions or investigation by regulatory authorities, including the SEC or The American Stock Exchange. This type of action could adversely affect NTIC's financial results or investors' confidence in NTIC, and could cause NTIC's stock price to decline. In addition, the controls and procedures that NTIC may implement may not comply with all of the relevant rules and regulations of the SEC and The American Stock Exchange. If NTIC fails to develop and maintain effective controls and procedures, it may be unable to provide the required financial information in a timely and reliable manner. In addition, NTIC's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding its assessment of its internal control over financial reporting and its independent registered public accounting firm's report on that assessment will require the commitment of significant financial and managerial resources.

Item 2. DESCRIPTION OF PROPERTY.

NTIC's principal executive offices, production facilities and domestic research and development operations are currently located at 4201 Woodland Road, Circle Pines, Minnesota 55014. NTIC purchased the real estate and 40,000 square feet building in which its new corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 3, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly installments equal to approximately $10,776 (inclusive of principal and interest) commencing June 1, 2006. All of the remaining unpaid principal and accrued interest is due and payable on the maturity date. The loan is secured by a first lien on the real estate and building.

Prior to September 6, 2006, NTIC's principal executive offices, production facilities and domestic research and development operations were located at 6680 North Highway 49, Lino Lakes, Minnesota 55014. NTIC sold the real property and building in which NTIC's former Lino Lakes corporate headquarters was located for a purchase price of $870,000 on September 8, 2006. The net book value of the building held for sale was $95,334 and the closing costs and fees associated with the sale of the property was $48,371. The gain on sale of the property was $726,295 and is reflected in NTIC's fiscal 2007 financial results.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., an Ohio limited liability company, in contemplation of NTI Facilities, Inc. entering into a lease agreement with Omni-Northern Ltd. for approximately 50% of the net rental space in a building owned by Omni-Northern Ltd. Omni-Northern Ltd. owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio, comprising approximately two acres of land and a building of approximately 34,000 square feet. The property has an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of the Omni-Northern Ltd.'s $1,903,571 mortgage obligation with National City Bank, Cleveland, Ohio. NTI Facilities, Inc. entered into a 15-year lease agreement with Omni-Northern Ltd. for approximately 17,000 square feet of office, manufacturing, laboratory and warehouse space, requiring monthly rental payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014. By its ownership in Omni-Northern Ltd., NTI Facilities Inc. is entitled to one-third of the operating results of Omni-Northern Ltd. Omni-Northern has leased the remaining 50% of the net rental space to other third parties.

Item 3. LEGAL PROCEEDINGS.

In April 2007, REACT-NTI, LLC ("React LLC"), a company that is 75% owned by NTIC, was served with a summons and complaint that was filed by Shamrock Technologies, Inc. in state court in New York. This case has been removed to the Federal District Court for the Southern District of New York. The lawsuit seeks payment from React LLC of commissions in the approximate amount of $314,500 owed by React LLC under a license agreement between React LLC and Shamrock. The complaint alleges breach of the license agreement by React LLC and seeks damages in an unspecified amount for such breach as well as damages of approximately $300,000 for the alleged failure of React LLC to purchase from Shamrock certain inventory manufactured for sale to a customer. React LLC acknowledges that React has not made payment for product in the approximate amount of $300,000 to Shamrock as the invoice for this was only received after Shamrock had already filed its complaint, but denies all of the claims of breach of the license agreement by it and believes that damages caused by Shamrock's breach of the License Agreement and tortious conduct exceed any amounts owing to Shamrock. React LLC formally responded to the complaint after removal by moving to dismiss or stay because of Shamrock's failure to comply with alternative dispute resolution procedures contained in the license agreement. By court order, the matter is presently stayed, and the parties will attempt mediation. If the mediation is unsuccessful, React LLC will both defend against Shamrock's allegations and pursue counterclaims against Shamrock for breach of the license agreement and for tortious interference. Because this matter is in the early stage, NTIC cannot estimate the possible loss or range of loss, if any, associated with its resolution. However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on NTIC's business, financial condition or results of operations.

In February 2007, NTIC was named as a defendant in a lawsuit brought by Evelyna Cantwell and Jack Cantwell, individually, and also doing business as the principals of Byrd-Walsh International, LLC, in United States Federal District Court for the Southern District of Florida against NTIC and its former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, Philip M. Lynch. The lawsuit alleges causes of action for breach of contract, breach of implied contract, quasi contract, promissory estoppel, equitable estoppel, negligence, wrongful conversion, fraud, constructive fraud, misappropriation and violation of the Uniform Trade Secrets Act. The suit seeks unspecified injunctive relief as well as compensatory and punitive damages in an unspecified amount which, based on the allegations of the complaint, may be claimed by plaintiffs to be in an amount in excess of $45 million. Based on the allegations in the complaint and NTIC's understanding of relevant facts and circumstances, NTIC believes that the claims made by the Cantwells and Byrd-Walsh in this lawsuit are without merit and NTIC intends to vigorously defend against them. Because this matter is in the early stage, NTIC cannot estimate the possible loss or range of loss, if any, associated with its resolution. The amounts claimed in this lawsuit are substantial, however, and, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on NTIC's business, financial condition or results of operations.

NTIC is involved in a legal action in Finland whereby NTIC sued a Finnish company for trademark infringement. NTIC won the initial case, but has subsequently lost on appeal. NTIC is currently appealing the latest court decision. The outcome of the appeal is unknown and any potential loss cannot be estimated at this time; however, the potential judgment or settlement resulting from the case could have a material impact on the financial position or results of operations of NTIC. NTIC has obtained a $600,000 stand-by letter of credit to potentially fund NTIC's obligations related to the courts in Finland against the defendant's products that were seized as contraband pending the outcome of the lawsuit. Advances made under the demand letter of credit will be made at the sole discretion of National City Bank and will be due and payable on demand. Any outstanding unpaid principal balance under the demand letter of credit bears interest at an annual rate based on LIBOR plus 2.25%. Interest is payable in arrears beginning on January 15, 2007 and on the 15th day of each month thereafter and on demand. Because NTIC believes that it has valid legal grounds for appeal, it has determined that a loss is not probable at this time as defined by SFAS 5, "Accounting for Contingencies." However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on NTIC's business, financial condition or results of operations.

In June 2007, the U.S. Internal Revenue Service concluded its audit of NTIC's U.S. federal income tax returns for fiscal 2004 and 2005. As a result of such audit, NTIC paid the IRS approximately $25,000 in additional payroll taxes. NTIC also agreed in principle with the IRS to adjustments that will result in the additional payment of approximately $60,000 in income tax and interest. As a result of the audit, the IRS has also taken the position that NTIC failed to withhold approximately $505,000 of payroll taxes and individual income taxes on travel and other expense reimbursements made to Philip M. Lynch, NTIC's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, and commissions payments made to Inter Alia Holding Co. under that certain former Manufacturer's Representative Agreement dated as of October 1, 1976 and as subsequently amended thereafter between NTIC and Inter Alia, which agreement has since been terminated. Inter Alia beneficially owns approximately 24.9% of NTIC's outstanding common stock, and Philip M. Lynch, NTIC's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, and G. Patrick Lynch, NTIC's current President and Chief Executive Officer, are shareholders of Inter Alia. NTIC disagrees with the IRS' position on withholding and is in the process of appealing the matter. Because NTIC believes that it has valid legal grounds for appeal, it has determined that a loss is not probable at this time as defined by SFAS 5, "Accounting for Contingencies." However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on NTIC's business, financial condition or results of operations.

NTIC is involved in various other legal actions arising in the normal course of business. Management is of the opinion that any judgment or settlement resulting from these pending or threatened actions would not have a material adverse effect on NTIC's financial position or consolidated results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of NTIC's security holders during the fourth quarter of the fiscal year covered by this report.

Item 4A. EXECUTIVE OFFICERS OF REGISTRANT.

The executive officers of NTIC, their ages and the offices held, as of November 16, 2007, are as follows:

Name	Age	Position with NTIC
G. Patrick Lynch	40	President and Chief Executive Officer

Name	Age	Position with NTIC
Dr. Donald A. Kubik	67	Vice Chairman of the Board and Chief Technology Officer
Matthew C. Wolsfeld	33	Chief Financial Officer and Corporate Secretary

Mr. G. Patrick Lynch, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. From July 2005 to January 2006, Mr. Lynch served as Chief Operating Officer of NTIC. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, a financial and management consulting firm that is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. Mr. Lynch is the son of Philip M. Lynch, a former Chairman of the Board and current Chairman Emeritus.

Dr. Donald A. Kubik has been employed by NTIC since 1978; was appointed Vice Chairman of the Board in September 1999 and Chief Technology Officer in May 2000. Dr. Kubik served as Vice President of NTIC from 1979 to September 1999 and as Co-Chief Executive Officer of NTIC from September 1999 to May 2000. Dr. Kubik is responsible for developing the patent that led to NTIC's introduction of protective plastic film and paper products incorporating volatile corrosion inhibitors. Prior to joining NTIC, Dr. Kubik held a research and development position with Minnesota Mining & Manufacturing Company (3M).

Mr. Matthew C. Wolsfeld, an employee of NTIC since February 2001, has been NTIC's Chief Financial Officer since November 2001 and Corporate Secretary since November 2004. Mr. Wolsfeld was Controller of NTIC from May 2001 through November 2001. Prior to joining NTIC, Mr. Wolsfeld held an auditing position with PricewaterhouseCoopers LLP in Minneapolis, Minnesota from 1997 to 2001. Mr. Wolsfeld received a B.A. degree in Accounting from the University of Notre Dame and received his M.B.A. degree at the University of Minnesota, Carlson School of Business. Mr. Wolsfeld is a Certified Public Accountant.

Officers of NTIC, their ages and the offices held, as of November 16, 2007, are as follows:

Name	Age	Position with NTIC
Prof. Efim Ya. Lyublinski	70	Vice President and Director of New Technologies and Applications Engineering
Vineet R. Dalal	38	Vice President and Director Global Market Development
Gautam Ramdas	34	Vice President and Director Global Market Development

Prof. Efim Ya. Lyublinski has been employed by NTIC since March 2000 in the position of Vice President and Director of New Technologies and Applications Engineering. Prof. Lyublinski is a Member of the Russian Academy of Natural Sciences and NACE International the Corrosion Society. From 1984 to 1999, Prof. Lyublinski was Head of Laboratory of Complex Methods of Corrosion Protection at the Central Research Institute of Structural Materials ("Prometey"), St. Petersburg, Russia. Prof. Lyublinski also held a Senior Consulting Position with Osmos Technology, Boston, Massachusetts from 1995 to 1999. Prof. Lyublinski holds 18 patents, is responsible for 64 inventions and has authored 14 books, 148 articles and lectured at more than 100 symposiums, conferences and congresses in the areas of materials science and corrosion. Prof. Lyublinski received the following awards: in 1997, gold medal of the International Exhibition of Patents in Brussels (Belgium). From 1975 to 1986 – three gold, three silver and one bronze medal from the Exhibitions of the Achievements of Russian National Economy.

Mr. Vineet R. Dalal, an employee of NTIC since 2004, Vice President and Director – Global Market Development since November 2005. Prior to joining NTIC, Mr. Dalal was a Principal in the Worldwide Product Development Practice of PRTM, a management consultancy to technology based companies. In this position, Mr. Dalal consulted to several Fortune 500 companies, in the areas of product strategy, Product Lifecycle Management (PLM) and technology management. Prior to that, Mr. Dalal held positions in program management and design engineering at National Semiconductor Corporation in Santa Clara, California. Mr. Dalal received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. He also holds an M.S. degree in Electrical and Computer Engineering from Oregon State University, and a B.Eng. degree in Electronics Engineering from Karnatak University, India.

Mr. Gautam Ramdas, an employee of NTIC since 2005, is Vice President and Director – Global Market Development. Prior to joining NTIC, Mr. Ramdas was a Manager in the Strategic Change group of IBM Business Consulting Services. In this position, Mr. Ramdas led consulting engagements at several Fortune 500 companies, in the areas of service strategy, global supplier relationship management and supply chain streamlining. Mr. Ramdas held positions in the E-Commerce and Supply Chain strategy groups at PricewaterhouseCoopers Management Consulting, again providing consulting services for Fortune 500 clients. Prior to management consulting, Mr. Ramdas worked as a program manager and design engineer with Kinhill Engineers in Australia. He has also been involved in the start-up stage of successful small businesses in the U.S. and in India. Mr. Ramdas received an M.B.A. from the University of Michigan Business School in Ann Arbor, Michigan. He also holds a bachelor's degree in Mechanical Engineering from the College of Engineering, Guindy (Chennai), India.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NTIC's common stock trades on The American Stock Exchange under the symbol NTI. The following table sets forth the high and low sales prices for NTIC's common stock, as reported by The American Stock Exchange, for the fiscal quarters indicated:

	High	Low
Fiscal 2007:		
Fourth quarter	$10.15	$8.01
Third quarter	9.00	7.30
Second quarter	10.00	7.45
First quarter	10.49	7.44
Fiscal 2006:		
Fourth quarter	$8.70	$6.70
Third quarter	8.32	5.98
Second quarter	8.41	5.89
First quarter	6.34	4.85

Dividends

Although NTIC's Board of Directors declared a cash dividend to NTIC's stockholders of record as of December 3, 2004 in the amount of $0.07 per share, NTIC's Board of Directors has not since declared or paid a cash dividend on NTIC's common stock. NTIC's Board of Directors will continue to consider the payment of dividends annually, based on NTIC's net income and operating cash requirements.

Number of Record Holders

As of August 31, 2007, there were approximately 285 record holders of NTIC's common stock. This does not include shares held in "street name" or beneficially owned.

Recent Sales of Unregistered Equity Securities

NTIC did not issue any shares of its common stock or any other equity securities of NTIC that were not registered under the Securities Act of 1933, as amended, during the fourth quarter of the fiscal year covered by this report.

Small Business Issuer Purchases of Equity Securities

NTIC did not purchase any shares of its common stock or any other equity securities of NTIC during the fourth quarter of the fiscal year covered by this report.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess NTIC's financial condition and results of operations. Statements that are not historical are forward-looking and involve risks and uncertainties discussed under the headings "Forward-Looking Statements" and "Risk Factors" of Part I, Item 1 entitled "Business" of this report. The following discussion of the results of the operations and financial condition of NTIC should be read in conjunction with NTIC's consolidated financial statements and the related notes thereto included under Part II, Item 7 entitled "Financial Statements" of this report.

General Overview

NTIC focuses on developing, marketing and selling proprietary environmentally responsible materials science based products and technical services directly and via a network of independent distributors, manufacturers' representatives and joint ventures in over 50 countries. NTIC manufactures, markets and sells primarily rust and corrosion inhibiting products and services for automotive, electronics, electrical, mechanical and military applications, sold under the brand names Zerust® and EXCOR®. NTIC also offers direct, worldwide on-site technical support on rust and corrosion issues. In North America, NTIC markets its technical services and Zerust® products principally to industrial users by a direct sales force and through a network of independent distributors and sales representatives. NTIC's technical service representatives work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements. In fiscal 2007, over 70% of NTIC's consolidated net sales were derived from the sales of Zerust® rust and corrosion inhibiting packaging products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets.

NTIC participates, either directly or indirectly through holding companies, in 29 corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures, markets and sells finished products generally in the countries to which it is assigned. NTIC's joint venture partners are knowledgeable in the applicable environmental, labor, tax and other requisite regulations and laws of the respective foreign countries in which they operate, as well as the local customs and business practices.

NTIC's international rust and corrosion inhibiting product business has expanded significantly during the past several fiscal years. NTIC has entered into five new corporate joint venture arrangements during the past two fiscal years and total net sales of all of NTIC's joint ventures increased 26.0% to $80,551,700 during fiscal 2007 as compared to $63,959,090 during fiscal 2006 and increased 11.9% during fiscal 2006 compared to fiscal 2005. The profits of NTIC's corporate joint ventures are shared, however, by the respective corporate joint venture owners in accordance with their respective ownership percentages. In addition, NTIC's receipt of funds as a result of sales by its joint ventures are dependent upon NTIC's receipt of dividend distributions from the joint ventures and NTIC's receipt of fees for technical and other support services that NTIC provides to its joint ventures based on the revenues of the joint ventures. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and how much in dividends in any given year. NTIC had equity in income of corporate joint ventures and holding companies of $3,201,621 in fiscal 2007 compared to $2,713,096 in fiscal 2006. NTIC recognized fee income for such technical and support services of $4,976,194 in fiscal 2007 compared to $4,695,124 in fiscal 2006. NTIC incurs direct expenses related to its corporate joint ventures and holding companies. Such expenses include consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC incurred $4,876,928 in direct joint venture expenses in fiscal 2007 as compared to $5,481,757 in fiscal 2006. NTIC's income from its corporate joint ventures and holding companies increased 71.3% to $3,300,887 in fiscal 2007 as compared to fiscal 2006.

While NTIC's rust and corrosion inhibiting product business has expanded significantly internationally during the past several fiscal years, sales of NTIC's rust and corrosion inhibiting products in North America have decreased or remained relatively flat during the past several fiscal years. Net sales of NTIC's Zerust® products decreased 0.5% to $12,044,241 during fiscal 2007 as compared to $12,099,187 during fiscal 2006 and increased 12.5% during fiscal 2006 compared to fiscal 2005. One of the main markets for NTIC's rust and corrosion inhibiting products has typically been the automotive industry. While the automotive industry has been growing worldwide, it has been stagnant or contracting in the United States and is not expected to improve in the foreseeable future.

In an effort to increase net sales, NTIC is in the process of expanding the application of its corrosion inhibiting technology into the oil and gas industry and its product line to include biodegradable and compostable plastics and machinery that converts waste plastics back into diesel, gasoline and mid-distillates. During fiscal 2008, NTIC expects to invest between $2,800,000 and $3,200,000 in additional research and development and marketing efforts and resources into these new emerging businesses, product lines and markets. NTIC anticipates additional revenue from these new technologies beginning in fiscal year ending August 31, 2008; however, no assurance can be provided that such new businesses will be successful or that NTIC will be successful in obtaining such additional revenue.

Recent Development

NTIC's consolidated financial statements include the accounts of Northern Technologies International Corporation, its wholly owned subsidiaries, NTI Facilities, Inc. and Northern Technologies Holding Company, LLC, and its 75% owned subsidiary React-NTI LLC.

React-NTI LLC is an industrial chemical corporate joint venture of NTIC that focuses on the development, manufacture and marketing of proprietary lines of bio-based additives with both industrial and personal care applications. Based on cotton, soy, corn and other renewable resources, React-NTI products outperform many synthetically derived competing alternatives. React-NTI's target market includes NTIC's existing industrial customer base, as well as the personal care and cosmetics industry. As of February 28, 2005, NTIC began fully consolidating this 75% owned subsidiary, which was previously accounted for using the equity method. React-NTI had consolidated sales of $4,784,789 and $4,505,777 in fiscal 2007 and fiscal 2006, respectively.

React Inc., a 100% owned subsidiary of React-NTI, had sales of $4,716,620 during fiscal 2007 and $4,454,940 during fiscal 2006 (the vast majority of the sales of React-NTI noted above). React Inc. sold proprietary ink additives to one customer during fiscal 2007 and fiscal 2006. During fourth quarter of fiscal 2007, this customer notified React Inc. that it would place future orders for React's remaining inventory of ink additives, but that after such inventory was purchased, the customer would not place any future orders with React Inc. Sales by React Inc. to this customer during fiscal 2007 and fiscal 2006 were pursuant to standard purchase orders and not pursuant to any agreement between React Inc. and this customer containing minimum purchase requirements or similar provisions obligating the customer to purchase future products from React Inc. NTIC anticipates that total sales for React Inc. will be approximately $250,000 during fiscal 2008 and that the loss of React's sole customer will have a material adverse impact on NTIC's consolidated net sales. However, since the profit on React's sales of the ink additives to this customer was extremely small, NTIC does not expect that the anticipated decrease in net sales by React will have a material adverse effect on NTIC's consolidated net income.

Financial Overview

NTIC conducts all foreign transactions based on the U.S. dollar, except for its investments in various foreign corporate joint ventures and holding companies. The exchange rate differential relating to investments in foreign corporate joint ventures and holding companies is accounted for under the requirements of SFAS No. 52, *Foreign Currency Translation.* Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures and holding companies reflected in NTIC's consolidated statement of income

NTIC's consolidated net sales slightly increased 1.3% during fiscal 2007 as compared to fiscal 2006 primarily as a result of an increase in demand of React-NTI products to existing customers partially offset by a decrease in demand for Zerust® products. Net sales of React-NTI products increased $279,012 to $4,784,789 during fiscal 2007 as compared to fiscal 2006. Net sales of Zerust® products decreased $54,946 to $12,044,241. As discussed in more detail above under the heading "—Recent Development," NTIC anticipates that its net sales will significantly decrease in fiscal 2008 compared to fiscal 2007 as a result of the loss of a principal customer of a subsidiary of NTIC's React-NTI joint venture.

Cost of sales as a percentage of net sales increased to 64.2% in fiscal 2007 as compared to 62.3% for fiscal 2006 primarily as a result of an increase in raw material prices, including in particular plastic resins.

NTIC spent $2,575,325 in fiscal 2007 and $2,043,611 in fiscal 2006 in connection with its research and development activities. NTIC anticipates that it will spend between $2,800,000 and $3,200,000 in fiscal 2008 on research and development activities related to its new technologies. These fees are accounted for in the "Expenses incurred in support of corporate joint ventures" section of NTIC's consolidated statements of income.

Total net sales of all of NTIC's joint ventures increased 26.0% to $80,551,700 during fiscal 2007 as compared to $63,959,090 during fiscal 2006. NTIC's equity in income of corporate joint ventures and holding companies increased 18.0% to $3,201,621 in fiscal 2007 as compared to $2,713,096 in fiscal 2006. NTIC also recognized increased fee income for such technical and support services in fiscal 2007 as compared to fiscal 2006 as a result of the increase in total net sales of the joint ventures. NTIC incurred decreased direct expenses related to its corporate joint ventures and holding companies in fiscal 2007 as compared to fiscal 2006. NTIC's income from its corporate joint ventures and holding companies increased 71.3% to $3,300,887 in fiscal 2007 as compared to $1,926,463 in fiscal 2006.

NTIC's working capital was $3,788,777 at August 31, 2007, including $244,499 in cash and cash equivalents. Additionally, as of August 31, 2007, NTIC did not have any borrowings under its $1,500,000 revolving credit facility. Subsequent to August 31, 2007, NTIC borrowed funds under the revolving credit facility bringing the outstanding balance as of November 16, 2007 to $484,000. The revolving credit facility expires on January 31, 2008. NTIC intends to renew or replace this facility on or prior to the January 31, 2008 maturity date.

NTIC elected not to pay a cash dividend to its stockholders in fiscal 2007 or thus far in fiscal 2008 in order to preserve cash and make investments in future operations. NTIC expects to meet its future liquidity requirements during at least the next twelve months by using its existing cash and cash equivalents, forecasted cash flows from future operations, distributions of earnings and technical assistance fees to NTIC from its joint venture investments and funds available through existing or anticipated financing arrangements.

Results of Operations

Fiscal Year 2007 Compared to Fiscal Year 2006

The following table sets forth NTIC's consolidated results of operations for fiscal 2007 and fiscal 2006. These results of operations exclude the impact of NTIC's activities with its joint ventures, other than React-NTIC LLC. As explained in more detail in note 2 to NTIC's consolidated financial statements, the results of React-NTIC LLC are included in NTIC's consolidated results of operations and thus included in the table below.

	Fiscal 2007	% of Net Sales	Fiscal 2006	% of Net Sales	$ Change	% Change
Net sales	$16,829,030	100.0%	$16,604,964	100.0%	$224,066	1.3%
Cost of sales	$10,799,180	64.2%	$10,346,437	62.3%	$452,743	4.4%
Selling expenses	$3,214,170	19.1%	$3,075,072	18.5%	$139,098	4.5%
General and administrative expenses	$3,083,314	18.3%	$2,795,194	16.8%	$288,120	10.3%
Lab and technical support expenses	$229,988	1.4%	$296,676	1.8%	($66,688)	(22.5%)

Net Sales. NTIC's consolidated net sales slightly increased 1.3% during fiscal 2007 as compared to fiscal 2006 primarily as a result of an increase in demand of React-NTI products to existing customers partially offset by a decrease in demand for Zerust® products. Net sales of React-NTI products increased $279,012, or 6.2%, to $4,784,789 during fiscal 2007 as compared to fiscal 2006. Net sales of Zerust® products decreased $54,946 to $12,044,241. As discussed in more detail above under the heading "—Recent Development," NTIC anticipates that its net sales will significantly decrease in fiscal 2008 compared to fiscal 2007 as a result of the loss of a principal customer of a subsidiary of NTIC's React-NTI joint venture.

Cost of Sales. Cost of sales slightly increased 4.4% in fiscal 2007 compared to fiscal 2006 and cost of sales as a percentage of net sales also increased slightly to 64.2% in fiscal 2007 compared to 62.3% in fiscal 2006 primarily as a result of an increase in raw material prices, primarily plastic resins.

Selling Expenses. NTIC's selling expenses increased 4.5% in fiscal 2007 compared in fiscal 2006 primarily as a result of increases in (i) promotional materials expense of $40,000, (ii) lab supplies and testing of $55,000, and (iii) selling expense related to the sale of React products of $70,000. These increases were partially offset by a decrease in commissions to salespeople and manufacturer's representatives totaling $76,000. As a percentage of net sales, selling expenses increased slightly to 19.1% in fiscal 2007 compared to 18.5% in fiscal 2006, primarily as a result of the increased spending as described above and NTIC's increased efforts to diversify its product lines and expand the distribution of its new product lines into new industry markets.

General and Administrative Expenses. NTIC's general and administrative expenses increased 10.3% in fiscal 2007 compared to fiscal 2006 primarily as a result of increases in (i) information technology expenses of $30,000, (ii) insurance expense of $23,000, (iii) legal expenses of $75,000, (iv) audit and tax expense of $51,000, and (v) depreciation expense of $88,000. These increases were partially offset by a decrease in travel of $29,000. As a percentage of net sales, general and administrative expenses increased slightly to 18.3% in fiscal 2007 compared to 16.8% in fiscal 2006, primarily as a result of the increased spending as described above and NTIC's increased efforts to support the diversification of its product lines and the expansion of the distribution of its new product lines into new industry markets.

Lab and Technical Support Expenses. NTIC's lab and technical support expenses decreased 22.5% in fiscal 2007 compared to fiscal 2006 primarily a result of decreases in (i) salary and wages of $31,000 and (ii) lab supplies and testing of $39,000. As a percentage of net sales, lab and technical support expenses decreased to 1.4% in fiscal 2007 compared to 1.8% in fiscal 2006 primarily as a result of the decreased expenses described above.

International Corporate Joint Ventures and Holding Companies. Net sales of NTIC's corporate joint ventures in fiscal 2007 and fiscal 2006, excluding React-NTI LLC, were as follows:

	Fiscal 2007	Fiscal 2006
Industrial chemical	$78,601,707	$62,266,618
Non-industrial chemical	1,949,993	1,692,472
Total	$80,551,700	$63,959,090

NTIC had equity in income of corporate joint ventures and holding companies of $3,201,621 in fiscal 2007 compared to $2,713,096 in fiscal 2006. The increase in equity in income was due to the significant increase in sales and profitability from the corporate joint ventures as a whole due to global product demand.

NTIC receives fees for technical and other support services it provides to its corporate joint ventures based on the revenues of the individual corporate joint ventures. NTIC recognized fee income for such support of $4,976,194 in fiscal 2007 compared to $4,695,124 in fiscal 2006. The increase in fees for technical and other support to its corporate joint ventures was due to the significant increase in total net sales of the corporate joint ventures and the weakening of the United States dollar.

	Fiscal 2007	Fiscal 2006	$ Change	% Change
Total net sales of corporate joint ventures, excluding React-NTI LLC	$80,551,700	$63,959,090	$16,592,610	26.0%
NTIC's fee income for technical and other support services	$4,976,194	$4,695,124	$281,070	6.0%
NTIC's direct expenses incurred related to corporate joint ventures and holding companies	$4,876,928	$5,481,757	$(604,829)	(11.0)%

NTIC sponsors a worldwide corporate joint venture conference approximately every two to four years in which all of its corporate joint ventures are invited to participate. The most recent conference was in August 2005 and the next corporate joint venture conference is scheduled to be held in 2008. NTIC defers a portion of its technical and other support fees received from its corporate joint ventures in each accounting period leading up to the conference, reflecting that NTIC has not fully earned the payments received during that period. There was $96,000 of deferred income recorded in fiscal 2007 bringing the total deferred accrual for the conference to $192,000 at August 31, 2007. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

NTIC incurred direct expenses related to its corporate joint ventures and the holding companies of $4,876,928 in fiscal 2007 compared to $5,481,757 in fiscal 2006. These expenses include: product and business development, consulting, travel, establishment of a reserve on a note receivable, technical and marketing services to existing joint ventures, legal fees regarding the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks and legal fees incurred in the filing of patent applications for new technologies to which NTIC acquired certain rights. The decrease in direct expenses incurred relating to NTIC's corporate joint ventures and holding companies in fiscal 2007 compared to in fiscal 2006 was attributable to decreases of (i) loan forgiveness of $571,000, (ii) consulting expense of $43,000, (iii) legal expense of $64,000, partially offset by increases in (i) expenses related to employee relocation of $32,000, (ii) travel and related expenses of $83,000, (iii) lab supplies and testing of $30,000, and (iv) insurance and group health benefits of $39,000.

Interest Income. NTIC's interest income decreased to $4,165 in fiscal 2007 compared to $34,251 for fiscal 2006 primarily as a result of lower average invested cash balances and fewer notes receivable in fiscal 2007.

Interest Expense. NTIC's interest expense increased to $164,372 in fiscal 2007 compared to $94,751 for fiscal 2006 as a result of higher average outstanding borrowings under NTIC's revolving line of credit in fiscal 2007 compared to fiscal 2006 and the entering into of the term note in May 2006 in connection with NTIC's purchase of the real estate and building for its new corporate headquarters.

Gain on Sale of Assets. NTIC recognized a gain on the sale of land, building and equipment that previously served as NTIC's corporate headquarters of $726,295 during fiscal 2007. This was a one-time sale and no additional gain is anticipated to be recognized relating to the building in the future. NTIC did not recognize any gain on sale of assets during fiscal 2006.

Income Before Income Taxes. Income before income taxes increased to $3,409,408 in fiscal 2007 compared to $1,973,065 in fiscal 2006.

Income Taxes. Income tax expense for fiscal 2007 and fiscal 2006 was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate for fiscal 2007 was lower than the statutory rate primarily due to NTIC's equity in income of corporate joint ventures being recognized for book purposes based on NTIC's share of after-tax earnings of these entities. For tax purposes, to the extent joint ventures' undistributed earnings are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits.

Fiscal Year 2006 Compared to Fiscal Year 2005

The following table sets forth NTIC's consolidated results of operations for fiscal 2006 and fiscal 2005. These results of operations exclude the impact of NTIC's activities with its joint ventures, other than React-NTIC LLC. As explained in more detail in note 2 to NTIC's consolidated financial statements, the results of React-NTIC LLC are included in NTIC's consolidated results of operations and thus included in the table below.

	Fiscal 2006	% of Net Sales	Fiscal 2005	% of Net Sales	$ Change	% Change
Net sales	$16,604,964	100.0%	$14,816,672	100.0%	$1,788,292	12.1%
Cost of sales	$10,346,437	62.3%	$8,967,155	60.5%	$1,379,282	15.4%
Selling expenses	$3,075,072	18.5%	$2,714,740	18.3%	$360,332	13.3%
General and administrative expenses	$2,795,194	16.8%	$2,364,667	16.0%	$430,527	18.2%
Lab and technical support expenses	$296,676	1.8%	$759,662	5.1%	($462,986)	(60.9%)

Net Sales. NTIC's consolidated net sales increased 12.1% in fiscal 2006 compared to fiscal 2005 primarily as a result of an increase in demand of Zerust® products and of React-NTI products to new and existing customers in North America. Net sales of Zerust® products increased $1,501,881, or 12.4%, to $12,099,187 and net sales of React-NTI products increased $286,411, or 6.4%, to $4,505,777 in fiscal 2006 as compared to in fiscal 2005.

Cost of Sales. Cost of sales increased 15.4% in fiscal 2006 compared to fiscal 2005 primarily as a result of the increase in net sales. Cost of sales as a percentage of net sales also increased slightly to 62.3% in fiscal 2006 compared to 60.5% in fiscal 2005 primarily as a result of an increase in raw material prices, primarily plastic resins.

Selling Expenses. NTIC's selling expenses increased 13.3% in fiscal 2006 compared in fiscal 2005 primarily as a result of increases in (i) consulting expense of $145,000, (ii) promotional materials expense of $71,000, (iii) travel expenses of $38,000, (iv) telecommunications expense of $26,000, (v) auto expense of $25,000 (vi) salary expense related of $166,000 and (vii) insurance expense of $23,000. These increases were partially offset by decreases in (i) selling expense related to the sale of React products of $93,000, and (ii) commissions to salespeople and manufacturer's representatives totaling $63,000. As a percentage of net sales, selling expenses increased slightly to 18.5% in fiscal 2006 compared to 18.3% in fiscal 2005, primarily as a result of the increased spending as described above and NTIC's increased efforts to diversify its product lines and expand the distribution of its new product lines into new industry markets.

General and Administrative Expenses. NTIC's general and administrative expenses increased 18.2% in fiscal 2006 compared to in fiscal 2005 primarily as a result of increases in (i) salaries and wage expense increases of $118,000, (ii) insurance expense of $132,000, (iii) management bonus of $185,000, (iv) travel expense of $97,000 (v) general and administrative expense related to the sale of React products of $154,000. These increases were partially offset by decreases in (i) legal expense of $68,000 and (ii) directors' fees and expenses of $113,000, (iii) shipping expense of $32,000 and (iv) telecommunications expense of $29,000. As a percentage of net sales, general and administrative expenses increased slightly to 16.8% in fiscal 2006 compared to 16.0% in fiscal 2005, primarily as a result of the increased spending as described above and NTIC's increased efforts to support the diversification of its product lines and the expansion of the distribution of its new product lines into new industry markets.

Lab and Technical Support Expenses. NTIC's lab and technical support expenses decreased 60.9% in fiscal 2006 compared to in fiscal 2005 primarily due to the transfer of employees from the lab and technical support area to research and development associated with corporate joint venture support, which decreased lab and technical support expenses by $450,000. As a percentage of net sales, lab and technical support expenses decreased to 1.8% in fiscal 2006 compared to 5.1% in fiscal 2005 primarily as a result of the transfer of employees and decrease in spending as described above.

International Corporate Joint Ventures and Holding Companies. Net sales of NTIC's corporate joint ventures in fiscal 2006 and fiscal 2005, excluding React-NTI LLC, were as follows:

	Fiscal 2006	Fiscal 2005
Industrial chemical	$ 62,266,618	$ 55,606,933
Non-industrial chemical	1,342,472	1,210,121
Business consulting	350,000	350,000
Total	$ 63,959,090	$ 57,167,054

NTIC had equity in income of corporate joint ventures and holding companies of $2,713,096 in fiscal 2006 compared to $1,968,777 in fiscal 2005. The increase in equity in income was due to the significant increase in profitability from the corporate joint ventures as a whole.

NTIC receives fees for technical and other support services it provides to its corporate joint ventures based on the revenues of the individual corporate joint ventures. NTIC recognized fee income for such support of $4,695,124 in fiscal 2006 compared to $4,136,913 in fiscal 2005. The increase in fees for technical and other support to its corporate joint ventures was due to the significant increase in total net sales of the corporate joint ventures.

	Fiscal 2006	Fiscal 2005	$ Change	% Change
Total net sales of corporate joint ventures, excluding React-NTI LLC	$63,959,090	$57,167,054	$6,792,036	11.9%
NTIC's fee income for technical and other support services	$4,695,124	$4,136,913	$558,211	13.5%
NTIC's direct expenses incurred related to corporate joint ventures and holding companies	$5,481,757	$4,977,375	$504,382	10.1%

NTIC sponsors a worldwide corporate joint venture conference approximately every two to four years in which all of its corporate joint ventures are invited to participate. The most recent conference was in August 2005 and the next corporate joint venture conference is scheduled to be held in 2008. NTIC defers a portion of its technical and other support fees received from its corporate joint ventures in each accounting period leading up to the conference, reflecting that NTIC has not fully earned the payments received during that period. There was $96,000 of deferred income recorded within other accrued liabilities at August 31, 2006. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

NTIC incurred direct expenses related to its corporate joint ventures and the holding companies of $5,481,757 in fiscal 2006 compared to $4,977,375 in fiscal 2005. These expenses include: product and business development, consulting, travel, establishment of a reserve on a note receivable, technical and marketing services to existing joint ventures, legal fees regarding the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks and legal fees incurred in the filing of patent applications for new technologies to which NTIC acquired certain rights. The increase in direct expenses incurred relating to NTIC's corporate joint ventures and holding companies in fiscal 2006 compared to in fiscal 2005 was attributable to increases in (i) expenses related to the transfer of employees from the lab and technical support area to research and development associated with corporate joint venture support of $450,000 (ii) amortization expense of $81,000 and (iii) establishment of a reserve for a note receivable of $571,000. These increases were partially offset by decreases in (i) legal fees of $33,000, (ii) insurance expense of $128,000, (iii) travel expenses of $91,000, (iv) loan forgiveness of $96,000 and (v) consulting fees of $271,000. As a percentage of net sales, direct expenses incurred relating to NTIC's corporate joint ventures and holding companies decreased in fiscal 2006 compared to in fiscal 2005, primarily as a result of the increase in net sales and changes in spending as described above.

Interest Income. NTIC's interest income decreased to $34,251 in fiscal 2006 compared to $96,282 for fiscal 2005 primarily as a result of lower average invested cash balances and fewer notes receivable in fiscal 2006.

Interest Expense. NTIC's interest expense increased to $94,751 in fiscal 2006 compared to $36,090 for fiscal 2005 as a result of higher average outstanding borrowings under NTIC's revolving line of credit in fiscal 2006 compared to in fiscal 2005 and the entering into of a term note in May 2005 in connection with NTIC's purchase of the real estate and building for its new corporate headquarters.

Income Before Income Taxes. Income before income taxes increased to $1,973,065 in fiscal 2006 compared to $1,209,281 in fiscal 2005.

Income Taxes. Income tax expense for fiscal 2006 and fiscal 2005 was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate for fiscal 2006 is lower than the statutory rate primarily due to NTIC's equity in income of corporate joint ventures being recognized for book purposes based on NTIC's share of after-tax earnings of these entities. For tax purposes, to the extent joint ventures' undistributed earnings are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits.

Liquidity and Capital Resources

Sources of Cash and Working Capital. As of August 31, 2007, NTIC's working capital was $3,788,777, including $244,499 in cash and cash equivalents, compared to working capital of $2,221,334, including $299,117 in cash and cash equivalents, as of August 31, 2006.

NTIC has a revolving credit facility that expires on January 31, 2008 that it expects to renew. Outstanding amounts under the revolving credit facility bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2007, the interest rate was 7.97%. Amounts borrowed under the facility are collateralized by a lien on substantially all of NTIC's assets, excluding its corporate joint venture interests, intellectual property rights and its Circle Pines headquarters. The credit documents contain other terms and provisions, including representations, covenants and conditions, customary for transactions of this type. Significant financial covenants include minimum fixed charge coverage ratio of 1.0 to 1.0. Other covenants include a prohibition on any merger or consolidation without prior consent of the lender and restrictions on future credit extensions and non-equity investments and the incurrence of additional indebtedness without the lender's prior consent. NTIC is in compliance with all covenants under the revolving credit facility. The facility contains customary events of default, including nonpayment of principal or other amounts when due; breach of covenants; inaccuracy of representations and warranties; cross-default and/or cross-acceleration to other indebtedness; non-compliance with laws; certain voluntary and involuntary bankruptcy events; judgments entered against NTIC; and a sale of material assets. If an event of default occurs and is continuing, the lender may, among other things, terminate its obligations thereunder and require NTIC to repay all amounts thereunder. As of August 31, 2007, there was no amount outstanding under the facility. However, subsequently, NTIC borrowed on the facility and had $484,000 in borrowings outstanding under the facility as of November 16, 2007. NTIC has the right to prepay the facility at any time without premium or penalty. The line of credit is subject to a borrowing base calculation and at August 31, 2007, NTIC had $1,500,000 available.

NTIC believes that a combination of its existing cash and cash equivalents, funds available through existing or anticipated financing arrangements and forecasted cash flows, will continue to be adequate to fund its operations, capital expenditures, debt repayments and any stock repurchases for at least the next twelve months. In an effort to increase net sales, NTIC is in the process of expanding the application of its corrosion inhibiting technology into the oil and gas industry and its product line to include biodegradable and compostable plastics and machinery that converts waste plastics back into diesel, gasoline and mid-distillates. During fiscal 2008, NTIC expects to invest additional research and development and marketing efforts and resources into these new emerging businesses, product lines and markets. In order to take advantage of such new product and market opportunities to expand its business and increase its revenues, NTIC may decide to finance such opportunities by increasing borrowings under its line of credit or raising additional financing through the issuance of debt or equity securities. There is no assurance that any financing transaction will be available on terms acceptable to NTIC or at all, or that any financing transaction will not be dilutive to NTIC's current stockholders.

Uses of Cash and Cash Flows. Cash flows used in operations during fiscal 2007 was $717,358, which resulted principally from equity income of corporate joint ventures, decreases in accounts payable, increases in inventories, gain on sale of assets being offset by net income, depreciation and amortization expense, and decreases in trade receivables. Cash flows provided by operations during fiscal 2006 was $855,467, which resulted principally from net income after excluding the effect of depreciation and amortization expense and the write-off of a certain note receivable, as well as an increase in accrued liabilities and a decrease in inventories, all offset by equity income of corporate joint ventures, trade excluding corporate joint ventures and an increase in prepaid expenses.

Net cash provided by investing activities during fiscal 2007 was $1,502,939, which resulted from proceeds from the sale of assets, cash received from loans and deposits and dividends received from corporate joint ventures, offset by additions to property and equipment and investments in joint ventures. NTIC received back its required deposit of $445,469 from the courts in Finland and replaced it with a standby letter of credit. Net cash used in investing activities during fiscal 2006 was $1,669,020, which resulted from additions to property and equipment and industrial patents, offset by dividends received from corporate joint ventures and cash received on loans.

Net cash used in financing activities during fiscal 2007 was $840,199, which resulted primarily from the repayments of the line of credit and bank overdrafts offset by the exercise of stock options. Net cash provided by financing activities during fiscal 2006 was $785,212, which resulted primarily from borrowings on a term loan, the exercise of stock options and bank overdrafts, offset by the payoff of the note payable and repayments on the line of credit.

Capital Expenditures and Commitments. NTIC had no material lease commitments as of August 31, 2007, except a lease agreement entered into by NTI Facilities, Inc., a subsidiary of NTIC, for approximately 16,994 square feet of office, manufacturing, laboratory and warehouse space in Beachwood, Ohio, requiring monthly payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014.

NTIC recently moved its corporate headquarters. NTIC purchased the real estate and 40,000 square feet building in which its new corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly installments equal to approximately $10,776 (inclusive of principal and interest) commencing June 1, 2006. All of the remaining unpaid principal and accrued interest is due and payable on the May 1, 2011 maturity date. The loan is secured by a first lien on the real estate and building.

NTIC sold the real property and building in which NTIC's former Lino Lakes corporate headquarters was located for a purchase price of $870,000 on September 8, 2006. The net book value of the building held for sale was $89,636 and the closing costs and fees associated with the sale of the property was $46,571. The gain on sale of the property was $726,295.

NTIC has no postretirement benefit plan and does not anticipate establishing any postretirement benefit program.

Off-Balance Sheet Arrangements

NTIC does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements. As such, NTIC is not materially exposed to any financing, liquidity, market or credit risk that could arise if NTIC had engaged in such arrangements.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., which owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio. The property has an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of Omni-Northern Ltd.'s $1,903,571 mortgage obligation with National City Bank, Cleveland, Ohio. The building is fully leased at present.

Inflation and Seasonality

Inflation in the U.S. and abroad has historically had little effect on NTIC. NTIC's business has not historically been seasonal.

Market Risk

NTIC is exposed to some market risk stemming from changes in foreign currency exchange rates, commodity prices and interest rates.

NTIC is exposed to foreign currency exchange rate risk arising from its investments in its foreign corporate joint ventures and holding companies since NTIC's fees for technical support and other services and dividend distributions from these foreign entities are paid in foreign currencies. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Korean won and the English pound against the U.S. dollar. NTIC does not hedge against its foreign currency exchange rate risk. Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures and holding companies reflected in NTIC's consolidated statement of income.

Some raw materials used in NTIC's products are exposed to commodity price changes. The primary commodity price exposures are with a variety of plastic resins.

NTIC's revolving credit facility bears interest at a rate based on LIBOR and thus may subject NTIC to some market risk on interest rates. There was no outstanding balance under this facility as of August 31, 2007.

Related Party Transactions

See note 17 to NTIC's consolidated financial statements for related party transaction disclosure.

Critical Accounting Policies

The preparation of NTIC's consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined a company's most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, NTIC has identified the following critical accounting policies. Although NTIC believes that its estimates and assumptions are reasonable, they are based upon information available when they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Investments in Corporate Joint Ventures

NTIC's investments in corporate joint ventures are accounted for using the equity method, except for React-NTI LLC which has been fully consolidated, due to the adoption of FIN 46R. Periodically, NTIC evaluates the investments for any impairment and assesses the future cash flow projections to determine if there are any going concern issues. If an investment were determined to be impaired, then a reserve would be created to reflect the impairment on the financial results of NTIC. NTIC's evaluation of its investments in corporate joint ventures requires NTIC to make assumptions about future cash flows of its corporate joint ventures. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. NTIC's investments in corporate joint ventures were $13,602,842 and $10,772,102 as of August 31, 2007 and 2006, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of Northern Technologies International Corporation, its wholly owned subsidiaries, NTI Facilities, Inc. and Northern Technologies Holding Company, LLC, and its 75% owned subsidiary, React-NTI LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounts and Notes Receivable

NTIC values accounts and notes receivable, net of an allowance for doubtful accounts. Each quarter, NTIC prepares an analysis of its ability to collect outstanding receivables that provides a basis for an allowance estimate for doubtful accounts. In doing so, NTIC evaluates the age of its receivables, past collection history, current financial conditions of key customers, and economic conditions. Based on this evaluation, NTIC establishes a reserve for specific accounts and notes receivable that it believes are uncollectible, as well as an estimate of uncollectible receivables not specifically known. A deterioration in the financial condition of any key customer or a significant slowdown in the economy could have a material negative impact on NTIC's ability to collect a portion or all of the accounts and notes receivable. NTIC believes that an analysis of historical trends and its current knowledge of potential collection problems provide NTIC with sufficient information to establish a reasonable estimate for an allowance for doubtful accounts. However, since NTIC cannot predict with certainty future changes in the financial stability of its customers, NTIC's actual future losses from uncollectible accounts may differ from its estimates. In the event NTIC determined that a smaller or larger uncollectible accounts reserve is appropriate, NTIC would record a credit or charge to selling expense in the period that it made such a determination. Accounts receivable have been reduced by an allowance for uncollectible accounts of $30,000 and $10,000 at August 31, 2007 and August 31, 2006, respectively.

Revenue Recognition

In recognizing revenue, NTIC applies the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition. NTIC recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. These criteria are met at the time of shipment when risk of loss and title pass to the customer or distributor.

Foreign Currency Translation (Accumulated Other Comprehensive Income)

The functional currency of each international corporate joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of accumulated other comprehensive income.

Stock-Based Compensation

In December 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment.* FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance. The effect of FAS 123(R) is to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in FAS 123(R). NTIC implemented FAS 123(R) on September 1, 2006, using the modified prospective transition method.

Recent Accounting Pronouncements

See note 2 to NTIC's consolidated financial statements for a discussion of recent accounting pronouncements.

Item 7. FINANCIAL STATEMENTS.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following items are included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Northern Technologies International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Northern Technologies International Corporation and Subsidiaries as of August 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Technologies International Corporation and Subsidiaries as of August 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP
Minneapolis, Minnesota
November 15, 2007

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - AUGUST 31, 2007 AND 2006

	August 31, 2007	August 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 244,499	$ 299,117
Receivables:		
Trade excluding corporate joint ventures, less allowance for doubtful accounts of $30,000 & $10,000 at August 31, 2007 & 2006, respectively	1,622,420	1,772,568
Trade corporate joint ventures	642,518	598,162
Technical and other services, corporate joint ventures	1,514,139	1,357,754
Income taxes	29,755	333,819
Inventories	1,636,073	1,377,953
Prepaid expenses	184,407	233,648
Deferred income taxes	562,000	237,088
Total current assets	6,435,811	6,210,109
PROPERTY AND EQUIPMENT, net	3,792,461	3,430,573
OTHER ASSETS:		
Investments in corporate joint ventures:		
Industrial chemical	13,180,576	10,397,463
Industrial non-chemical	422,266	374,639
Deferred income taxes	779,500	628,197
Notes receivable and foreign deposit	-	497,179
Note from employee	32,187	56,679
Industrial patents and trademarks, net	983,206	996,592
Goodwill	304,000	304,000
Other	366,749	375,199
	16,068,484	13,629,948
	$ 26,296,756	$ 23,270,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank overdrafts	$ -	$ 328,804
Borrowings made on line of credit	-	610,000
Current portion of note payable	29,319	27,310
Accounts payable	1,337,443	1,775,926
Accrued liabilities:		
Payroll and related benefits	1,025,858	1,056,556
Deferred joint venture royalties	192,000	96,000
Other	62,414	94,179
Total current liabilities	2,647,034	3,988,775
NOTE PAYABLE, NET OF CURRENT PORTION	1,211,528	1,240,848
MINORITY INTEREST	36,133	55,254
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value; authorized 10,000 shares; none issued and outstanding	-	-
Common stock, $0.02 par value per share; authorized 10,000,000 shares; issued and outstanding 3,683,016 and 3,618,993, respectively	73,660	72,380
Additional paid-in capital	4,755,146	4,272,635
Retained earnings	16,118,982	12,895,574
Accumulated other comprehensive income	1,454,273	745,164
Total stockholders' equity	22,402,061	17,985,753
	$ 26,296,756	$ 23,270,630

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED AUGUST 31, 2007 AND 2006

	2007	2006
NORTH AMERICAN OPERATIONS:		
Net sales	$16,829,030	$16,604,964
Cost of sales	10,799,180	10,346,437
Gross profit	6,029,850	6,258,527
Operating expenses:		
Selling	3,214,170	3,075,072
General and administrative	3,083,314	2,795,194
Lab and technical support	229,988	296,676
	6,527,472	6,166,942
NORTH AMERICAN OPERATING (LOSS) INCOME	(497,622)	91,585
CORPORATE JOINT VENTURES AND HOLDING COMPANIES:		
Equity in income of industrial chemical corporate joint ventures and holding companies	3,100,895	2,678,901
Equity in income of industrial non-chemical corporate joint ventures and holding companies	100,726	34,195
Fees for technical support and other services provided to corporate joint ventures	4,976,194	4,695,124
Expenses incurred in support of corporate joint ventures	(4,876,928)	(5,481,757)
INCOME FROM ALL CORPORATE JOINT VENTURES AND HOLDING COMPANIES	3,300,887	1,926,463
INTEREST INCOME	4,165	34,251
INTEREST EXPENSE	(164,372)	(94,751)
OTHER INCOME	20,934	3,233
GAIN ON SALE OF ASSETS	726,295	-
MINORITY INTEREST	19,121	12,284
INCOME BEFORE INCOME TAX EXPENSE	3,409,408	1,973,065
INCOME TAX EXPENSE	186,000	254,000
NET INCOME	$3,223,408	$1,719,065
NET INCOME PER COMMON SHARE:		
Basic	$0.88	$0.48
Diluted	$0.87	$0.47
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:		
Basic	3,661,824	3,603,340
Diluted	3,695,166	3,630,677

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AUGUST 31, 2007 AND 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
BALANCE AT AUGUST 31, 2005,	3,589,993	$71,800	$4,140,095	$11,176,509	$434,477	$15,822,881
Exercise of stock options	29,000	580	132,540	-	-	133,120
Comprehensive income, 2006:						
Foreign currency translation adj.	-	-	-	-	310,687	310,687
Net income	-	-	-	1,719,065	-	1,719,065
Comprehensive income, 2006						2,029,752
BALANCE AT AUGUST 31, 2006	3,618,993	72,380	4,272,635	12,895,574	745,164	17,985,753
Stock issued in lieu of accrued payroll	37,245	745	297,585			298,330
Exercise of stock options	26,778	535	125,381	-	-	125,916
Stock option expense			59,545			59,545
Comprehensive income, 2007:						
Foreign currency translation adj.	-	-	-	-	709,109	709,109
Net income	-	-	-	3,223,408	-	3,223,408
Comprehensive income, 2007						3,932,517
BALANCE AT AUGUST 31, 2007	3,683,016	$73,660	$4,755,146	$16,118,982	$1,454,273	$22,402,061

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED AUGUST 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$3,223,408	$1,719,065
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Expensing of fair value of stock options vested	59,545	-
Depreciation expense	313,719	199,011
Amortization expense	146,750	160,381
Gain on sale of assets	(726,295)	-
Minority interest	(19,121)	(12,284)
Reserve of notes receivable	-	571,179
Equity in (income) loss from corporate joint ventures:		
Industrial chemical	(3,100,891)	(2,678,901)
Industrial non-chemical	(100,726)	(34,195)
Deferred income taxes	(476,215)	(341,000)
Deferred gross profit	-	-
Deferred joint venture royalties	96,000	21,298
Change in current assets and liabilities:		
Receivables:		
Trade excluding corporate joint ventures	150,148	218,021
Trade corporate joint ventures	(44,356)	(147,319)
Technical and other services receivables, corporate joint ventures	(156,385)	(264,066)
Income taxes	304,064	183,200
Inventories	(258,120)	169,816
Prepaid expenses and other	49,241	(84,010)
Employee note receivable	24,492	25,437
Accounts payable	(438,483)	491,142
Accrued liabilities	235,867	658,692
Net cash (used in) provided by operating activities	(717,358)	855,467
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in joint ventures:		
Industrial chemical	(563,104)	(25,000)
Proceeds from the sale of assets	850,367	-
Dividends received from corporate joint ventures	1,643,091	899,042
Cash received on loans made	497,179	454,564
Additions to property and equipment	(799,680)	(2,908,938)
Decrease in other assets	8,450	8,068
Disposals of industrial patents	-	63,211
Additions to industrial patents	(133,364)	(159,967)
Net cash provided by (used in) investing activities	1,502,939	(1,669,020)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Bank overdraft	(328,804)	328,804
(Repayment) borrowing of term loan	(27,311)	1,275,000
Repayment of note payable	-	(561,712)
Net repayments made on line of credit	(610,000)	(390,000)
Stock options exercised	125,916	133,120
Net cash (used in) provided by financing activities	(840,199)	785,212
NET DECREASE IN CASH AND CASH EQUIVALENTS	(54,618)	(28,341)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	299,117	327,458
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$244,499	$299,117

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2007 AND 2006

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Northern Technologies International Corporation and Subsidiaries (the Company) develops, manufactures, markets and sells primarily rust and corrosion protection products and custom packaging systems for primarily automotive, electronics, electrical, mechanical and military applications, sold under the brand name Zerust® and Excor®. The Company sells its products, as well as technical services, directly and via a network of independent distributors, manufacturer sales representatives and joint ventures in over 50 countries. The Company participates, either directly or indirectly through holding companies, in 29 corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures, markets and sells finished products generally in the countries to which it is assigned. While most of the Company's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, the Company also has joint ventures that manufacture, market and sell bio-based additives with industrial and personal care applications, plastic recycling technology and electronic sensing instruments.

Sales Originating in North America – The Company considers sales originating in North America to be all sales shipped/invoiced from the Company's facilities located in Minnesota and Ohio. There are no sales from the Corporate Joint Ventures included in the amount, as the Company's investments in Corporate Joint Ventures are accounted for using the equity method, except for React-NTI LLC.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents highly liquid, short-term investments with maturity of three months or less when purchased, which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Accounts Receivable - The Company reviews customers' credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Accounts receivable over 30 days are considered past due for most customers. The Company does not accrue interest on past due accounts receivable. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made. Accounts receivable are deemed uncollectible based on NTIC exhausting reasonable efforts to collect. Accounts receivable have been reduced by an allowance for uncollectible accounts of $30,000 and $10,000 on August 31, 2007 and 2006, respectively.

Inventories - Inventories are recorded at the lower of cost (first-in, first-out basis) or market.

Property and Depreciation - Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated service lives of the various assets as follows:

Buildings and improvements	5-30 years
Machinery and equipment	3-10 years

Investments in Corporate Joint Ventures - Investments in Corporate Joint Ventures are accounted for using the equity method, except React-NTI LLC. Periodically, the Company evaluates the investments for any impairment and assesses the future cash flow projections to determine if there are any going concern issues. If an investment were determined to be impaired then a reserve would be created to reflect the impairment on the financial results of the Company.

Recoverability of Long-Lived Assets - The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. Should the sum of the expected undiscounted future net cash flows are less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset. For the years ended August 31, 2007 and 2006, the Company did not record any impairment charges.

Principles of Consolidation - The consolidated financial statements include the accounts of Northern Technologies International Corporation, its wholly owned subsidiaries, NTI Facilities, Inc. and Northern Technologies Holding Company, LLC, and its 75% owned subsidiary React-NTI LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Income Taxes - The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Foreign Currency Translation (Accumulated Other Comprehensive Income) - The functional currency of each international corporate joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of accumulated other comprehensive income.

Revenue Recognition - In recognizing revenue, the Company applies the provisions of the Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition. The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured.

Shipping and Handling - The Company records all amounts billed to customers in a sales transaction related to shipping and handling as sales. The Company records costs related to shipping and handling in cost of sales.

Research and Development - The Company expenses all costs related to product research and development as incurred. The Company spent $2,575,325 in fiscal 2007 and $2,043,611 in fiscal 2006 in connection with its research and development activities. These fees are accounted for in the "Expenses incurred in support of corporate joint ventures" section of the income statement.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109," ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is required to be adopted by the Company on September 1, 2007. The Company is currently evaluating the impact of its adoption of FIN 48 and has not yet determined the effect on its earnings or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option may only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis, is irrevocable and is applied only to an entire instrument and not only to specified risks, cash flows or portions of that instrument. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS No. 159 will not have an impact on its consolidated financial statements.

3. STOCK-BASED COMPENSATION

In December 2004, FASB published SFAS No. 123 (revised 2004), *Share-Based Payment*. SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance. The effect of the Statement is to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. Compensation cost under SFAS 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, pursuant to SFAS 123(R), we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred, which was our previous method. All of our options previously awarded were classified as equity instruments and continue to maintain their equity classification under SFAS 123(R). SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Company implemented SFAS 123(R) on September 1, 2006, using the modified prospective transition method.

The Company granted options to purchase 15,167 shares of its common stock during fiscal 2007. The fair value of option grants is determined at date of grant, using the Black-Scholes option pricing model with the assumptions listed below. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations and risk free interest rate are based on U.S. treasury rates appropriate for expected term. Based on these valuations, the Company recognized compensation expense of $59,545 during fiscal 2007, related to the options that vested during such time period, which reduced after tax net income per share by $0.02 for the fiscal year. As of August 31, 2007, the total compensation cost for nonvested options not yet recognized in the Company's statements of income was $65,856, net of estimated forfeitures. Stock-based compensation expense of $54,867 and $10,989 are expected to be recognized during fiscal 2008 and 2009, respectively. Future option grants will impact the compensation expense recognized.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions and results for the grants:

	August 31, 2007	August 31, 2006
Dividend yield	2.00%	2.00%
Expected volatility	42.9%	42.8%
Expected life of option	5 years	5 years
Average risk-free interest rate	4.68%	4.45%

Dividend yield and expected volatility are estimated using historical amounts that are anticipated to be consistent with current values. Expected life of option is based on the life of the option agreements.

Had compensation cost for stock options been determined based on the fair value methodology prescribed by SFAS 123(R), the Company's net income and net income per common share for fiscal 2006 would have been reduced to the pro forma amounts indicated below:

	August 31, 2006
Net income:	
As reported	$1,719,065
Pro forma	$1,683,432
Basic net income per common share	
As reported	$0.48
Pro forma	$0.47
Diluted net income per share	
As reported	$0.47
Pro forma	$0.46
Stock-based compensation, net:	
As reported	$0
Pro forma	$35,633

4. INVENTORIES

Inventories consisted of the following:

	August 31, 2007	August 31, 2006
Production materials	$183,658	$353,516
Finished goods	1,452,415	1,024,437
	$1,636,073	$1,377,953

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	August 31, 2007	August 31, 2006
Land	$310,365	$29,097
Buildings and improvements	3,048,103	3,420,596
Machinery and equipment	1,274,707	1,024,024
	4,633,175	4,473,717
Less accumulated depreciation	(840,714)	(1,043,144)
	$3,792,461	$3,430,573

NTIC recognized a gain on the sale of land, building and equipment that previously served as its corporate headquarters of $726,295 during fiscal 2007. This was a one-time sale and no additional gain is anticipated to be recognized relating to the building in the future as the entire sale was received in cash and NTIC does not have any continued interest in the property sold.

6. INDUSTRIAL PATENTS AND TRADEMARKS, NET

Industrial patents and trademarks, net consisted of the following:

	August 31, 2007	August 31, 2006
Patents and trademarks	$1,412,209	$1,278,845
Less accumulated amortization	(429,003)	(282,253)
	$ 983,206	$ 996,592

Patent and trademark costs are amortized over seven years once it is filed and approved. Amortization expense was $146,750 and $160,381, for the years ended August 31, 2007 and 2006, respectively. Amortization expense is estimated to approximate $140,000 in each of the next, five fiscal years.

7. NOTES RECEIVABLE AND FOREIGN DEPOSITS

Notes receivable and foreign deposits consisted of the following:

	August 31, 2007	August 31, 2006
Notes receivable from corporate joint venture partners	-	$51,710
Foreign deposits	-	445,469
	-	$497,179

8. INVESTMENTS IN CORPORATE JOINT VENTURES

Composite financial information from the audited and unaudited financial statements of the Company's joint ventures carried on the equity basis is summarized as follows:

	August 31, 2007	August 31, 2006
Current assets	$42,767,569	$33,954,156
Total assets	49,312,491	39,030,247
Current liabilities	14,939,496	14,323,903
Noncurrent liabilities	4,971,199	1,496,557
Joint ventures' equity	29,401,796	23,209,788
Northern Technologies International Corporation's share of Corporate Joint Ventures' equity	$13,602,842	$10,772,102

	August 31, 2007	August 31, 2006
Net sales	$80,551,700	$63,959,090
Gross profit	37,395,480	29,204,129
Net income	6,439,108	5,209,499
Northern Technologies International Corporation's share of equity in income of Corporate Joint Ventures	$3,201,621	$2,713,096

The financial statements of the Company's foreign joint ventures are prepared using accounting principles accepted in the joint ventures' country of domicile. Amounts related to foreign joint ventures reported in the above tables and the accompanying financial statements have been adjusted to approximate US GAAP in all material respects.

During fiscal 2007, the Company invested in corporate joint ventures as follows:

In November 2006, the Company invested $81,522, in a new industrial chemical corporate joint venture to develop operations in the United Arab Emirates in the oil and gas industry. The Company has a 50% ownership interest in the new entity. The new entity had no operations prior to the Company's investment. It is anticipated that this is the first of two installments towards the Company's 50% capitalization of an estimated $200,000 over the next 12 months. It is anticipated that the total capitalization by all owners of the joint venture will be $400,000.

In December 2006, the Company invested $143,000 to establish a new non-industrial chemical joint venture in Thailand. The Company has a 50% ownership interest in the new entity. The new entity had no operations prior to the Company's investment. The total capitalization by both owners of the joint venture was $286,000.

In February 2007, the Company invested $323,843 in its industrial chemical corporate joint venture in India for a capital intensive expansion. As result of the investment by both the Company and the other owner, the total increase in capitalization of the joint venture was $647,686.

In June 2007, the Company invested $25,000, in addition to the $25,000 previously invested in June 2006 in a new industrial chemical corporate joint venture to develop operations in Ukraine. The Company has a 50% ownership interest in the new entity. The new entity had no operations prior to the Company's initial investment. As result of the investment by both the Company and the other owner, the total increase in capitalization of the joint venture was $100,000.

The investment in the company's joint ventures include the company's share of undistributed earnings of $11,771,829 and $8,096,364 at August 31, 2007 and 2006, respectively.

9. GOODWILL

The Company tests goodwill annually for impairment and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. Goodwill at both August 31, 2007 and August 31, 2006 was $304,000.

10. CORPORATE DEBT

The Company has a revolving credit facility of $1,500,000 that expires on January 31, 2008. Outstanding amounts under the revolving credit facility bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2007, the interest rate was 7.97% and the average for the year ended August 31, 2007 and 2006 were 7.60% and 6.98%, respectively. Amounts borrowed under the facility are collateralized by a lien on substantially all of the Company's assets, excluding its corporate joint venture interests and intellectual property rights. The credit documents contain other terms and provisions (including representations, covenants and conditions) customary for transactions of this type. Significant financial covenants include the maintenance of a minimum fixed charge coverage ratio of 1.0 to 1.0. The Company is in compliance with all covenants under the revolving credit facility. Outstanding balances were $0 and $610,000 as of August 31, 2007 and August 31, 2006, respectively.

The Company originally entered into a term loan with a principal amount of $1,275,000 that matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly payments equal to approximately $10,776 (inclusive of principal and interest). All of the remaining unpaid principal and accrued interest is due and payable on the maturity date. The Note is secured by a first lien on the Company's Circle Pines facility pursuant to a Mortgage dated as of May 3, 2006 between Northern Technologies Holding Company LLC and National City Bank and is guaranteed by the Company. Future minimum payments on the term loan are as follows:

Fiscal 2008	$29,319
Fiscal 2009	$31,411
Fiscal 2010	$34,897
Fiscal 2011	$1,145,220

11. STOCKHOLDERS' EQUITY

During fiscal 2007, the Company did not purchase or retire any shares of its common stock. The following stock options to purchase shares of common stock were exercised during fiscal 2007:

Options Exercised	Exercise Price
22,000	$4.56
111	$5.56
667	$5.75
2,000	$5.25
2,000	$5.30

The Company did not acquire or retire any shares of its common stock during fiscal 2006. The following stock options to purchase shares of common stock were exercised during fiscal 2006:

Options Exercised	Exercise Price
16,000	$4.56
1,000	$5.50
2,000	$5.00
2,000	$3.34
2,000	$5.00
2,000	$3.34
2,000	$5.30
2,000	$5.25

12. TOTAL COMPREHENSIVE INCOME

The Company's total comprehensive income was as follows:

	Years Ended	
	August 31, 2007	August 31, 2006
Net income	$3,223,408	$1,719,065
Other comprehensive income – foreign currency translation adjustment	709,109	310,687
Total comprehensive income	$3,932,517	$2,029,752

13. NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share assumes the exercise of stock options using the treasury stock method, if dilutive.

No options to purchase shares of common stock were excluded from the computation of common share equivalents as of August 31, 2007 and August 31, 2006, as all stock option exercise prices were less than the average market price of a share of common stock.

14. STOCK-BASED COMPENSATION

In January 2007, the Company's stockholders approved the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan. The Compensation Committee of the Board of Directors administers both of the plans. The 2007 plan replaced the Northern Technologies International Corporation 2000

Stock Incentive Plan, which was terminated with respect to future grants, but will continue to govern grants outstanding under such plan.

The 2007 plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, stock unit awards, performance awards and stock bonuses to eligible recipients to enable the Company and its subsidiaries to attract and retain qualified individuals through opportunities for equity participation in the Company, and to reward those individuals who contribute to the achievement of the Company's economic objectives. Up to a total of 400,000 shares of the Company's common stock has been reserved for issuance under the 2007 plan, subject to adjustment as provided in the 2007 plan. Options granted under the 2007 plan generally have a term of five years and become exercisable over a three- or four-year period beginning on the one-year anniversary date of the grant. Options are granted at per share exercise prices equal to the market value of the Company's common stock on the date of grant. To date, only stock options have been granted under the 2007 plan.

In addition to the 2007 Stock Incentive Plan, the Company also maintains the Northern Technologies International Corporation Employee Stock Purchase Plan ("ESPP"). The maximum number of shares of NTIC common stock available for issuance under the ESPP is 100,000 shares, subject to adjustment as provided in the ESPP. The ESPP provides for six-month offering periods beginning on September 1 and March 1 of each year. The purchase price of the shares is 90% of the lower of the fair market value of NTIC common stock at the beginning or end of the offering period. This discount may not exceed the maximum discount rate permitted for plans of this type under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP is compensatory for financial reporting purposes.

Stock option activity during the periods indicated is as follows:

	Number of Shares (#)	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at August 31, 2005	66,334	$ 4.82	
Options granted	70,000	5.45	
Options exercised	(29,000)	4.58	
Options terminated	(2,000)	6.75	
Outstanding at August 31, 2006	105,334	$ 5.27	
Options granted	15,167	3.53	
Options exercised	(26,778)	5.35	
Options terminated	(7,556)	2.35	
Outstanding at August 31, 2007	86,167	$ 5.67	$386,028
Exercisable at August 31, 2005	49,669	$ 4.67	
Exercisable at August 31, 2006	27,669	$ 4.74	
Exercisable at August 31, 2007	28,672	$ 5.46	$134,472
Available for future grant at August 31, 2006	57,665		

Available for future grant at August 31, 2007 398,833

The following table summarizes information about stock options outstanding and exercisable at August 31, 2007:

Option Grant Date	Per Share Exercise Prices	Remaining Contractual Life (years)	Number of Options Outstanding (#)	Number of Options Exercisable (#)
9/1/2003	$ 5.30	1.0	2,000	2,000
9/1/2004	$ 5.25	2.0	4,000	2,668
11/12/2004	$ 6.15	2.2	3,000	2,000
9/1/2005	$ 5.75	3.0	10,000	3,335
11/4/2005	$ 5.38	3.2	56,000	18,669
9/1/2006	$ 8.01	4.0	10,000	0
1/23/07	$ 7.51	4.4	1,167	0
			86,167	28,672

The weighted average fair value of options granted during fiscal 2007 and 2006 was $2.95 and $2.00, respectively.

15. SEGMENT INFORMATION

Net sales by geographic location as a percentage of total consolidated net sales were as follows:

	August 31, 2007	August 31, 2006
Inside the U.S.A. to unaffiliated customers	79.2%	79.7%
Outside the U.S.A. to:		
Corporate Joint Ventures in which the Company is a shareholder directly and indirectly............	12.8	10.5
Unaffiliated customers	8.0	9.8
	100%	100%

A customer of NTIC's React-NTI, LLC joint venture accounted for, in the aggregate, approximately 28.0% and 26.6% of NTIC's consolidated net sales for the fiscal years ended August 31, 2007 and 2006 respectively, and $144,999 and $207,630 of NTIC's receivables at August 31, 2007 and 2006, respectively.

16. RETIREMENT PLAN

The Company has a 401(k) employee savings plan. Employees who meet certain age and service requirements may elect to contribute up to 15% of their salaries. The Company contributes the lesser of 50% of the participant's contributions or 3.5% of the employee's salary. The Company recognized expense for the savings plan of $100,124 and $103,544, for the fiscal years ended August 31, 2007 and 2006, respectively.

17. RELATED PARTY TRANSACTIONS

On May 18, 2006, the Company and Emeritushnic Facilities Company, Inc. ("EFC"), an entity owned by the Company's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, Philip M. Lynch, and certain of his family members, excluding G. Patrick Lynch, the Company's current President and Chief Executive Officer, entered into a Consulting Agreement, effective as of May 1, 2006. Pursuant to the Consulting Agreement, the Company has engaged EFC to perform certain consulting services to the Company, including maintaining communications and relations between the Company and its joint venture partners. In consideration for such services, the Company paid EFC consulting fees totaling $300,000 in fiscal 2007, and reimbursed EFC for out-of-pocket expenses reasonably incurred in the course of providing such services in an aggregate amount of $180,000 during fiscal 2007. The Consulting Agreement provides for fees of $25,000 per month and up to $180,000 in expense reimbursement in a given fiscal year. Additionally, it may be terminated by either party for any reason upon at least 90 days prior written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the Consulting Agreement. The Consulting Agreement also contains other standard and customary terms, including provisions regarding confidentiality, non-competition and non-solicitation.

On May 1, 2006, the Company and Inter Alia Holding Co. ("Inter Alia") entered into a termination agreement pursuant to which they mutually agreed to terminate that certain Manufacturer's Representative Agreement dated as of October 1, 1976 and as subsequently amended thereafter. Inter Alia beneficially owns approximately 24.9% of the Company's outstanding common stock, and Philip M. Lynch, the Company's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, and G. Patrick Lynch, the Company's current President and Chief Executive Officer, are shareholders of Inter Alia. Prior to terminating the agreement, the Company reimbursed Inter Alia for travel and related expenses in the aggregate amount of $320,000 during fiscal 2006. The Company paid Inter Alia commissions on royalties paid by corporate joint ventures and net proceeds of sales of the Company's products of approximately $65,000 during fiscal 2006. In addition, the Company paid health insurance premiums of $6,623 during fiscal 2006, related to policies that insure Philip M. Lynch, the Company's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus.

The Company made consulting payments to Bioplastic Polymers LLC which is owned by Dr. Ramani Narayan, a director of the Company, of $25,000 on each of November 8, 2005, February 1, 2006, May 1, 2006, August 1, 2006, November 2, 2006, February 1, 2007, May 1, 2007 and August 2007. The consulting services rendered by Bioplastic Polymers LLC are related to research and development associated with various new technologies and are contracted on a quarter to quarter basis cancellable by the Company at anytime.

The Company made consulting payments to Dr. Sunggyu Lee, a director of the Company, of $25,000 on each of November 8, 2005, February 1, 2006, May 1, 2006, August 1, 2006, November 28, 2006 and February 1, 2007. The consulting services rendered by Dr. Lee related to research and development associated with various new technologies and are contracted on a quarter to quarter basis cancellable by the Company at anytime. In May 2007, the consulting arrangement between the Company and Dr. Lee was terminated.

The Company pays rent for its Beachwood office and lab location to a related party. See Note 19.

18. INCOME TAXES

The provision for income taxes for the fiscal years ended August 31 consist of the following:

	2007	2006
Current:		
Federal	$622,800	$560,000
State	39,200	35,000
	$662,000	$595,000
Deferred:		
Federal	$(465,600)	$(321,000)
State	(10,400)	(20,000)
	(476,000)	(341,000)
	$186,000	$254,000

Reconciliations of the expected federal income tax at the statutory rate with the provisions for income taxes for the fiscal years ended August 31 are as follows:

	2007	2006
Tax computed at statutory rates	$1,184,000	$689,000
State income tax, net of federal benefit	74,000	43,400
Tax effect on equity in income of international joint ventures	(850,000)	(732,000)
Tax effect on dividends received from corporate joint ventures	409,000	229,000
Foreign Tax Credit	(776,000)	-
Research and Development Credit	(90,000)	(20,000)
Valuation Allowance	250,000	0
Other	(15,000)	44,600
	$186,000	$ 254,000

The Company has not recognized a deferred tax liability relating to cumulative undistributed earnings of Corporate Joint Ventures and holding companies that are essentially permanent in duration of $4,254,000 and $2,926,000 at August 31, 2007 and 2006, respectively. If some or all of the undistributed earnings of the Corporate Joint Ventures and holding companies are remitted to the Company in the future, income taxes, if any, after the application of foreign tax credits will be provided at that time.

At August 31, 2007 the Company had foreign tax credit carryforwards of approximately $1,898,000 which begin to expire in 2010. The Company established a valuation allowance of $1,898,000 with respect to the foreign tax credit carryforwards.

The tax effect of the temporary differences and tax carry forwards comprising the net deferred taxes shown on the balance sheets at August 31 are as follows:

	2007	2006
Current:		
Allowance for doubtful accounts	$ 7,200	$3,600
Inventory costs	5,300	16,788
Prepaid expenses and other	275,700	(50,900)
Accrued expenses	(18,800)	41,700
Accrued bonus	292,600	225,900
Total current	$562,000	$ 237,088
Noncurrent:		
Excess of book over tax depreciation	$(204,300)	$49,000
Asset valuation reserves	491,800	206,500
Foreign tax credits, net of a valuation allowance at August 31, 2007	0	250,000
Federal Net Operating Loss	138,000	68,500
Research and Development Credit	354,000	54,000
Total noncurrent	$779,500	$628,000

The Company has net operating loss carryforwards for Federal tax purposes of approximately $382,000 that begin to expire in 2025.

During fiscal 2007, the Company was under audit by the Internal Revenue Service for tax years ended August 31, 2004 and 2005. To date, the Company has agreed on a portion of the adjustments and has included these adjustments in the current year income tax calculation. These adjustments are not deemed to have a material impact on the Company's consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes– an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

19. COMMITMENTS AND CONTINGENCIES

In April 2007, REACT-NTI, LLC ("React LLC"), a company that is 75% owned by the Company, was served with a summons and complaint that was filed by Shamrock Technologies, Inc. in state court in New York. This case has been removed to the Federal District Court for the Southern District of New York. The lawsuit seeks payment from React LLC of commissions in the approximate amount of $314,500 owed by React LLC under a license agreement between React LLC and Shamrock. The complaint alleges breach of the license agreement by React LLC and seeks damages in an unspecified amount for such breach as well as damages of approximately $300,000 for the alleged failure of React LLC to purchase from Shamrock certain inventory manufactured for sale to a customer. React LLC acknowledges that React has not made payment for product in the approximate amount of $300,000 to Shamrock as the invoice for this was only received after Shamrock had already filed its complaint, but denies all of the claims of breach of the license agreement by it and believes that damages caused by Shamrock's breach of the License Agreement and tortious conduct exceed any amounts owing to Shamrock. React LLC formally responded to the complaint after removal by moving to dismiss or stay because of Shamrock's failure to comply with alternative dispute resolution procedures contained in the license agreement. By court order, the matter is presently stayed, and the parties will attempt mediation. If the mediation is unsuccessful, React LLC will both defend against Shamrock's allegations and pursue counterclaims against Shamrock for breach of the license agreement and for tortious interference. Because this matter is in the early stage, the Company cannot estimate the possible loss or range of loss, if any, associated with its resolution. However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on the Company's business, financial condition or results of operations.

In February 2007, the Company was named as a defendant in a lawsuit brought by Evelyna Cantwell and Jack Cantwell, individually, and also doing business as the principals of Byrd-Walsh International, LLC, in United States Federal District Court for the Southern District of Florida against the Company and its former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, Philip M. Lynch. The lawsuit alleges causes of action for breach of contract, breach of implied contract, quasi contract, promissory estoppel, equitable estoppel, negligence, wrongful conversion, fraud, constructive fraud, misappropriation and violation of the Uniform Trade Secrets Act. The suit seeks unspecified injunctive relief as well as compensatory and punitive damages in an unspecified amount which, based on the allegations of the Complaint, may be claimed by plaintiffs to be in an amount in excess of $45 million. Based on the allegations in the Complaint and the Company's understanding of relevant facts and circumstances, the Company believes that the claims made by the Cantwells and Byrd-Walsh in this lawsuit are without merit and the Company intends to vigorously defend against them. Because this matter is in the early stage, the Company cannot estimate the possible loss or range of loss, if any, associated with its resolution. The amounts claimed in this lawsuit are substantial, however, and, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on the Company's business, financial condition or results of operations.

The Company is involved in a legal action in Finland whereby the Company sued a Finnish company for trademark infringement. The Company won the initial case, but has subsequently lost on appeal. The Company is currently appealing the latest court decision. The outcome of the appeal is unknown and any potential loss cannot be estimated at this time; however, the potential judgment or settlement resulting from the case could have a material impact on the financial position or results of operations of the Company. The Company has obtained a $600,000 stand-by letter of credit to potentially fund the Company's obligations related to the courts in Finland against the defendant's products that were seized as contraband pending the outcome of the lawsuit. Advances made under the demand letter of credit will be made at the sole discretion of National City Bank and will be due and payable on demand. Any outstanding unpaid principal balance under the demand letter of credit bears interest at an annual rate based on LIBOR plus 2.25%. Interest is payable in arrears beginning on January 15, 2007 and on the 15th day of each month thereafter and on demand. Because the Company believes that it has valid legal grounds for appeal, it has determined that a loss is not probably at this time as defined by SFAS 5, "Accounting for Contingencies." However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on the Company's business, financial condition or results of operations.

There are no other legal actions arising in the ordinary course of business that management is of the opinion that any judgment or settlement therefrom would have a material adverse effect on the financial position or results of operations of the Company.

In June 2007, the U.S. Internal Revenue Service concluded its audit of the Company's U.S. federal income tax returns for fiscal 2004 and 2005. As a result of such audit, the Company paid the IRS approximately $25,000 in additional payroll taxes. The Company also agreed in principle with the IRS to adjustments that will result in the additional payment of approximately $60,000 in income tax and interest. As a result of the audit, the IRS has also taken the position that the Company failed to withhold approximately $505,000 of payroll taxes and individual income taxes on travel and other expense reimbursements made to Philip M. Lynch, the Company's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, and commissions payments made to Inter Alia Holding Co. under that certain former Manufacturer's Representative Agreement dated as of October 1, 1976 and as subsequently amended thereafter between the Company and Inter Alia, which agreement has since been terminated. Inter Alia beneficially owns approximately 24.9% of the Company's outstanding common stock, and Philip M. Lynch, the Company's former Chairman of the Board and Chief Executive Officer and current Chairman Emeritus, and G. Patrick Lynch, the Company's current President and Chief Executive Officer, are shareholders of Inter Alia. The Company disagrees with the IRS' position on withholding and is in the process of appealing the matter. Because the Company believes that it has valid legal grounds for appeal, it has determined that a loss is not probable at this time as defined by SFAS 5, "Accounting for Contingencies." However, there can be no assurance that the ultimate resolution of the matter will not result in a material adverse effect on the Company's business, financial condition or results of operations.

In fiscal 1999, a subsidiary of the Company, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., an Ohio limited liability company and entered into a lease agreement with Omni-Northern Ltd. for approximately 50% of the net rental space in a building owned by Omni-Northern Ltd. Omni-Northern Ltd. owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio, comprising approximately two acres of land and a building of approximately 34,000 square feet. NTI Facilities consolidates its ownership in Omni-Northern LTD utilizing the equity method of consolidation. The property has an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. The Company has guaranteed up to $329,082 of the Omni-Northern Ltd.'s $1,903,571 mortgage obligation with National City Bank, Cleveland, Ohio. NTI Facilities, Inc. entered into a 15-year lease agreement with Omni-Northern Ltd. for approximately 17,000 square feet of office, manufacturing, laboratory and warehouse space, requiring monthly rental payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014. By its ownership interest in Omni-Northern Ltd., NTI Facilities Inc. is entitled to one-third of the operating profits (losses) of Omni-Northern Ltd. Omni-Northern has leased the remaining 50% of the net rental space to other third parties.

On November 16, 2007, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for executive officers and certain employees of the Company for fiscal year ending August 31, 2008, the purpose of which is to align the interests of the Company and its subsidiaries, executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of the Company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms approved by the Board:

- The total amount available under the bonus plan will be up to 25% of the Company's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the cash bonus plan will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70% of target EBITOI; and
- The payment of bonuses under the plan will be made in both cash and stock, the exact amount and percentages of which will be determined by the Compensation Committee.

20. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information for the fiscal years ended August 31, 2007 and 2006 consist of:

	2007	2006
Cash received (paid) during the year for income taxes	$ 119,229	$ (35,305)
Cash paid during the year for interest	164,372	94,751
Common stock issued in lieu of accrued payroll (37,245 shares)	298,330	-
Increase in the Company's investment in Corporate Joint Ventures and accumulated other comprehensive loss due to changes in exchange rates	709,109	310,687

21. QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended			
	November 30	February 28	May 31	August 31
Fiscal year 2007:				
Net sales	$ 4,617,374	$ 3,884,895	$ 4,407,798	$ 3,918,963
Gross profit	1,672,319	1,425,831	1,531,786	1,399,914
Income before income taxes	1,122,224	596,203	718,800	972,181
Income taxes	132,000	148,000	91,000	(185,000)
Net income	990,224	448,203	627,800	1,157,181
Net income per share:				
Basic	$ 0.27	$ 0.12	$ 0.17	$ 0.32
Diluted	$ 0.27	$ 0.12	$ 0.17	$ 0.31
Weighted average common shares assumed outstanding:				
Basic	3,624,314	3,664,248	3,679,016	3,679,412
Diluted	3,665,677	3,690,260	3,708,626	3,713,366

	Quarter Ended			
	November 30	February 28	May 31	August 31
Fiscal year 2006:				
Net sales	$ 4,403,630	$ 3,775,693	$ 4,320,371	$ 4,105,270
Gross profit	1,674,519	1,460,448	1,561,011	1,562,549
Income before income taxes	905,985	235,730	687,963	143,387
Income taxes	272,000	31,000	(30,000)	(19,000)
Net income	633,985	204,730	717,963	162,387
Net income per share:				
Basic	$ 0.18	$ 0.06	$ 0.20	$ 0.04
Diluted	$ 0.18	$ 0.06	$ 0.20	$ 0.04
Weighted average common shares assumed outstanding:				
Basic	3,589,993	3,597,815	3,610,993	3,614,246
Diluted	3,607,564	3,628,594	3,638,795	3,647,439

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

Item 8A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

NTIC maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to reasonably ensure that information required to be disclosed by NTIC in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to NTIC's management, including NTIC's principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating NTIC's disclosure controls and procedures, NTIC recognizes that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives and NTIC necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. NTIC's management evaluated, with the participation of its Chief Executive Officer and its Chief Financial Officer, the effectiveness of the design and operation of NTIC's disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, NTIC's Chief Executive Officer and Chief Financial Officer concluded that NTIC's disclosure controls and procedures were effective as of the end of such period to provide reasonable assurance that information required to be disclosed in NTIC's Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that material information relating to NTIC and its consolidated subsidiaries is made known to management, including NTIC's Chief Executive Officer and Chief Financial Officer, particularly during the period when NTIC's periodic reports are being prepared.

NTIC's management is aware, however, that there is a lack of segregation of duties due to the small number of employees of NTIC dealing with general administrative and financial matters. However, NTIC's management has decided that considering the employees involved and the control procedures in place, risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties do not at this time justify the expenses associated with such increases.

Changes in Internal Control over Financial Reporting

There was no change in NTIC's internal control over financial reporting that occurred during the quarter ended August 31, 2007 that has materially affected, or is reasonably likely to materially affect NTIC's internal control over financial reporting.

Item 8B. OTHER INFORMATION.

On November 16, 2007, NTIC's Board of Directors, upon recommendation of the Compensation Committee of the Board, approved annual performance bonuses for NTIC's executive officers, to be paid in cash and NTIC common stock as follows:

Name of Executive Officer	Title	Cash Bonus ($)	NTIC Common Stock (Shares) (1)
G. Patrick Lynch	President and Chief Executive Officer	$61,827	6,214
Dr. Donald Kubik	Vice Chairman and Chief Technology Officer	$35,883	3,606
Matthew C. Wolsfeld	Chief Financial Officer and Secretary	$47,184	4,742

(1) Number of shares of NTIC common stock were determined based on the dollar amount of the bonus to be paid in NTIC common stock divided by $9.98, which represents the closing sale price of a share of NTIC common stock on November 16, 2007, as reported by The American Stock Exchange.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The information required under Item 9 of Part III of this report is to be contained under the headings "Proposal One – Election of Directors — Information About Current Directors and Nominees," "Proposal One – Election of Directors — Other Information About Current Directors and Nominees," "Corporate Governance — Board of Directors and Committees of the Board," "Corporate Governance," "Other Matters – Section 16(a) Beneficial Ownership Reporting Compliance" and "Other Matters – Director Nominations" in NTIC's definitive proxy statement to be filed with the SEC with respect to its next annual meeting of stockholders, which involves the election of directors and is incorporated herein by reference, or, if such proxy statement is not filed with the SEC within 120 days after the end of the fiscal year covered by this report, such information will be filed as part of an amendment to this report not later than the end of the 120-day period.

The information concerning NTIC's executive officers and officers is included under Item 4A of Part I of this report under the heading "Executive Officers of Registrant" and is incorporated herein by reference.

During the fourth quarter of fiscal 2006, NTIC made no material changes to the procedures by which stockholders may recommend nominees to NTIC's Board of Directors, as described in NTIC's most recent proxy statement.

NTIC has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as other employees and NTIC's directors and meets the requirements of the SEC and The American Stock Exchange. A copy of NTIC's Code of Ethics is filed as an exhibit to this report. NTIC intends to disclose any amendments to any waivers from a provision of NTIC's code of ethics on a Form 8-K filed with the SEC.

Item 10. EXECUTIVE COMPENSATION.

The information required under Item 10 of Part III of this report is to be contained under the headings "Director Compensation" and "Executive Compensation" in NTIC's definitive proxy statement to be filed with the SEC with respect to NTIC's next annual meeting of stockholders, which involves the election of directors and is incorporated herein by reference, or, if such proxy statement is not filed with the SEC within 120 days after the end of the fiscal year covered by this report, such information will be filed as part of an amendment to this report not later than the end of the 120-day period.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required under Item 11 of Part III of this report is to be contained under the heading "Security Ownership of Principal Stockholders and Management" in NTIC's definitive proxy statement to be filed with the SEC with respect to NTIC's next annual meeting of stockholders, which involves the election of directors and is incorporated herein by reference, or, if such proxy statement is not filed with the SEC within 120 days after the end of the fiscal year covered by this report, such information will be filed as part of an amendment to this report not later than the end of the 120-day period.

Equity Compensation Plan Information

The following table summarizes outstanding options under NTIC's equity compensation plans as of August 31, 2007. NTIC's equity compensation plans as of August 31, 2007 were the Northern Technologies International Corporation 2007 Stock Incentive Plan, the Northern Technologies International Corporation 2000 Stock Incentive Plan, the Northern Technologies International Corporation 1994 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan. No future options or other incentive awards will be granted under the Northern Technologies International Corporation 1994 Stock Incentive Plan and Northern Technologies International Corporation 2000 Stock Incentive Plan.

Except as otherwise stated below, options granted in the future under the Northern Technologies International Corporation 2007 Stock Incentive Plan are within the discretion of the Board of Directors and the Compensation Committee of the Board of Directors and therefore cannot be ascertained at this time.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:	86,167	$6.64	494,923
Equity compensation plans not approved by security holders	-	-	-
Total	86,167	$6.64	494,923

Under The American Stock Exchange rules, NTIC is required to disclose in its annual report the number of outstanding options and options available for grant under NTIC's equity compensation plans as of September 1, 2006 and August 31, 2007. As of September 1, 2006, the number of securities to be issued upon exercise of outstanding options, warrants and rights were 119,334 shares at a weighted average exercise price of $5.32. The number of securities remaining available for future issuance under NTIC's equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights) was 43,665 shares. This information as of August 31, 2007 is contained in the table above. NTIC's only equity compensation plans under which shares of NTIC common stock may be issued are the Northern Technologies International Corporation 2007 Stock Incentive Plan, the Northern Technologies International Corporation 2000 Stock Incentive Plan, the Northern Technologies International Corporation 1994 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan.

Item 12. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required under Item 12 of Part III of this report is to be contained under the headings "Related Party Relationships and Transactions" and "Corporate Governance—Director Independence" in NTIC's definitive proxy statement to be filed with the SEC with respect to NTIC's next annual meeting of stockholders, which involves the election of directors and is incorporated herein by reference, or, if such proxy statement is not filed with the SEC within 120 days after the end of the fiscal year covered by this report, such information will be filed as part of an amendment to this report not later than the end of the 120-day period.

Item 13. EXHIBITS.

(a) Exhibits

Reference is made to the Exhibit Index hereinafter contained, at page 66 of this report.

A copy of any exhibits listed or referred to herein will be furnished at a reasonable cost to any person who is a stockholder upon receipt from any such person of a written request for any such exhibit. Such request should be sent to: Mr. Matthew Wolsfeld, Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, P.O. Box 69, Circle Pines, Minnesota 55014 Attn: Stockholder Information.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-KSB pursuant to Item 13(a):

A. Northern Technologies International Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993).

B. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993).

C. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993).

D. Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

E. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

F. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

G. Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

H. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

I. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

J. Form of Restricted Stock Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

K. Northern Technologies International Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

L. Description of Non-Employee Director Compensation Arrangements (filed herewith).

M. Description of Executive Officer Compensation Arrangements (filed herewith).

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required under Item 14 of Part III of this report is to be contained under the headings "Proposal Two – Ratification of Selection of Independent Registered Public Accounting Firm – Audit, Audit-Related, Tax and Other Fees" and "Proposal Two – Ratification of Selection of Independent Registered Public Accounting Firm – Audit Committee Pre-Approval Policy and Procedures" in NTIC's definitive proxy statement to be filed with the SEC with respect to NTIC's next annual meeting of stockholders, which involves the election of directors and is incorporated herein by reference, or, if such proxy statement is not filed with the SEC within 120 days after the end of the fiscal year covered by this report, such information will be filed as part of an amendment to this report not later than the end of the 120-day period.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION



November __, 2007

By: ______________________
G. Patrick Lynch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant on November 16, 2007 in the capacities indicated.

Name	Title	Date
/s/ G. Patrick Lynch G. Patrick Lynch	President and Chief Executive Officer and Director (principal executive officer)	November __, 2007
/s/ Matthew C. Wolsfeld, CPA Matthew C. Wolsfeld, CPA	Chief Financial Officer and Corporate Secretary (principal financial and accounting officer)	November __, 2007
/s/ Pierre Chenu Pierre Chenu	Chairman of the Board	November 16, 2007
/s/ Donald A. Kubik, Ph.D. Donald A. Kubik, Ph.D.	Vice Chairman of the Board and Chief Technology Officer	November 16, 2007
/s/ Dr. Sunggyu Lee Dr. Sunggyu Lee	Director	November 16, 2007
/s/Mark Mayers Mark Mayers	Director	November 16, 2007
/s/ Dr. Ramani Narayan Dr. Ramani Narayan	Director	November 16, 2007
/s/ Dr. Barry Rosenbaum Dr. Barry Rosenbaum	Director	November 16, 2007
/s/ Mark J. Stone Mark J. Stone	Director	November 16, 2007

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-KSB

FOR THE FISCAL YEAR ENDED AUGUST 31, 2007

Item No.	Item	Method of Filing
3.1	Restated Certificate of Incorporation of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
3.2	Amended and Restated Bylaws of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended November 30, 2005 (File No. 001-11038)
10.1	Northern Technologies International Corporation 1994 Stock Incentive Plan	Incorporated by reference to Exhibit 10.3 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993 (File No. 001-11038)
10.2	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 1994 Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993 (File No. 001-11038)
10.3	Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 1994 Stock Incentive Plan	Incorporated by reference to Exhibit 10.2 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1993 (File No. 001-11038)
10.4	Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.4 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)
10.5	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.5 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)
10.6	Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.6 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)

Item No.	Item	Method of Filing
10.7	Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.7 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.8	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.8 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.9	Form of Non-Statutory Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.9 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.10	Form of Restricted Stock Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.10 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.11	Northern Technologies International Corporation Employee Stock Purchase Plan	Incorporated by reference to Exhibit 10.11 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.12	Consulting Agreement dated as of May 1, 2006 between Northern Technologies International Corporation and Emeritushnic Facilities Company, Inc.	Incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 22, 2006 (File No. 001-11038)
10.13	Description of Non-Employee Director Compensation Arrangements	Filed herewith
10.14	Description of Executive Officer Compensation Arrangements	Filed herewith
10.15	Commercial Note: Revolving Credit dated August 6, 2004 by Northern Technologies International Corporation payable to National City Bank	Incorporated by reference to Exhibit 10.1 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.16	Commercial Note Addendum dated August 6, 2004 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)

Item No.	Item	Method of Filing
10.17	Security Agreement dated August 6, 2004 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.3 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.18	Modification and Extension of Promissory Note dated March 2, 2005 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.4 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.19	Promissory Note Modification Agreement dated January 30, 2006 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.18 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.20	Promissory Note Modification Agreement dated August 24, 2006 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.19 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.21	Commercial Note dated as of May 3, 2006 issued by Northern Technologies Holding Company, LLC to National City Bank	Incorporated by reference to Exhibit 10.6 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
10.22	Mortgage dated as of May 3, 2006 between Northern Technologies Holding Company, LLC and National City Bank	Incorporated by reference to Exhibit 10.7 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
10.23	Commercial Guaranty dated as of May 3, 2006 issued by Northern Technologies International Corporation, as Guarantor	Incorporated by reference to Exhibit 10.8 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
14.1	Code of Ethics	Incorporated by reference to Exhibit 14.1 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2004 (File No. 001-11038)
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Virchow, Krause & Company, LLP	Filed herewith

Item No.	Item	Method of Filing
31.1	Certification of President and Chief Executive Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of President and Chief Executive Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certification of Chief Financial Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

Exhibit 10.13

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

DESCRIPTION OF NON-EMPLOYEE DIRECTOR COMPENSATION ARRANGEMENTS

Overview

NTIC's non-employee directors currently consist of Pierre Chenu, Dr. Sunggyu Lee, Mark M. Mayers, Dr. Ramani Narayan, Dr. Barry Rosenbaum and Mark J. Stone. We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors.

In November 2007, the Board of Directors, upon recommendation of the Nominating and Corporate Governance Committee, approved increases in certain meeting fees, additional Chairman of the Board and Audit Committee retainers and increased automatic stock option grants as described in more detail below. With the exception of the increased automatic stock option grants, which will be effective commencing September 1, 2008, the other non-employee director compensation changes will be effective commencing January 28, 2008.

Annual Retainers; Meeting Fees

Each person who was a non-employee director for all of fiscal 2007 and the Chairman of the Board received an annual retainer of $10,000 in fiscal 2007 for services rendered as a director of NTIC. The annual retainer is paid quarterly. Each person who was a non-employee director for a portion of fiscal 2007 received a prorated portion of such annual retainer. Each of our non-employee directors also received $1,000 for each Board meeting attended and $500 for each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting attended. Any director that is an employee of NTIC (Mr. Lynch and Dr. Kubik) does not receive any retainer or Board or Committee meeting fees.

Commencing January 28, 2008, the Chairman of the Board will receive an additional annual retainer of $25,000, the Chair of the Audit Committee will receive an additional annual retainer of $5,000 and other members of the Audit Committee will receive an additional retainer of $4,000. In addition, commencing January 28, 2008, each of our non-employee directors will receive $1,000 for each strategy review meeting attended in addition to Board meetings and the fee to be paid for attendance at each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting will be increased from $500 to $1,000. No director, however, will earn more than $1,000 per day in Board, Board committee and strategy review meeting fees.

Stock Options

For the past several years, each of our non-employee directors have been automatically granted a five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for their services as directors of NTIC. Non-employee directors who were elected or appointed to the Board following the first day of our fiscal year received an automatic grant of an option to purchase a pro rata portion of 2,000 shares of our common stock calculated by dividing the number of months remaining in the fiscal year at the time of election or appointment divided by 12, which options were automatically granted at the time of their election or appointment. Each automatically granted option becomes exercisable, on a cumulative basis, with respect to one-third of the shares covered by such option on each one-year anniversary of the date of its grant. The exercise price of such option is equal to the fair market value of a share of our common stock on the date of grant.

Prior to January 23, 2007, such options were granted under the terms of the Northern Technologies International Corporation 2000 Stock Incentive Plan. After January 23, 2007 and the adoption by our stockholders of the Northern Technologies International Corporation 2007 Stock Incentive Plan, such options were granted under the 2007 plan and standing resolutions of the Board of Directors providing for such automatic grants.

Commencing on September 1, 2008, each of our non-employee directors will be automatically granted a five-year non-qualified option to purchase 4,000 shares of our common stock on the first day of each fiscal year in consideration for their services as directors of NTIC and the Chairman of the Board will be automatically granted an additional five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for his services as Chairman.

Reimbursement of Expenses

All of our directors are reimbursed for travel expenses for attending meetings and other miscellaneous expenses incurred in performing their Board functions.

Consulting Arrangements

We paid consulting fees to Bioplastic Polymers LLC which is owned by Dr. Ramani Narayan in the aggregate amount of $100,000 during the fiscal year ended August 31, 2007. We paid consulting fees to Dr. Sunggyu Lee in the aggregate amount of $50,000 during the fiscal year ended August 31, 2007. The consulting services rendered by Drs. Narayan and Lee related to research and development associated with various new technologies. Our consulting relationship with Dr. Lee was terminated in May 2007.

We have entered into an oral agreement with Bioplastic Polymers LLC which is owned by Dr. Narayan, and Dr. Narayan pursuant to which we have agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to us, three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to us by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then we will until the expiration of such patent pay to Bioplastic Polymers LLC and Dr. Narayan three percent of the biodegradable polymer technology gross margin attributable to such patent.

Exhibit 10.14

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

DESCRIPTION OF EXECUTIVE OFFICER COMPENSATION ARRANGEMENTS

The following is a description of oral compensation arrangements between Northern Technologies International Corporation and each of the executive officers of NTIC as of August 31, 2007:

Name of Executive Officer	Title	Base Salary	Bonus Arrangements	Stock Options	Other
G. Patrick Lynch	President and Chief Executive Officer	$210,000 per year. See footnote (1) below	See footnote (2) below	Stock options to purchase shares of NTIC common stock are granted from time to time in the sole discretion of the NTIC Board of Directors.	Under NTIC's 401(k) Plan, participants, including executive officers, may voluntarily request that NTIC reduce pre-tax compensation by up to 15% (subject to certain special limitations) and contribute such amounts to a trust. NTIC contributed an amount equal to 3.5% of the amount that each participant contributed under this plan. Executive officers receive other benefits received by other NTIC employees, including health, dental and life insurance benefits.
Dr. Donald Kubik	Vice Chairman and Chief Technology Officer	$175,000 per year. See footnote (1) below	See footnote (2) below	See above	See above
Matthew C. Wolsfeld	Chief Financial Officer and Secretary	$155,000 per year. See footnote (1) below	See footnote (2) below	See above	See above

(1) Annual base salaries for NTIC's executive officers are determined each year by NTIC's Board of Directors, upon recommendation of the Compensation Committee of the Board. The salaries listed in the table are the base salaries for fiscal 2008.

(2) Annual performance bonuses for NTIC's executive officers are determined each year by NTIC's Board of Directors, upon recommendation of the Compensation Committee of the Board, have typically been comprised of cash and/or a stock bonus.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Interest	Names Under Which Subsidiary Does Business
NTI Facilities, Inc.	Ohio	100%	Same
React-NTI LLC	Delaware	75%	Same
Northern Technologies Holding Company, LLC	Delaware	100%	Same

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-140245, 333-140244, 333-32596 and 333-33931) of Northern Technologies International Corporation and Subsidiaries of our report dated November 6, 2007, which appears on page 56 of this annual report on Form 10-KSB for the year ended August 31, 2007.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
November 16, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, G. Patrick Lynch, certify that:

1. I have reviewed this annual report on Form 10-KSB of Northern Technologies International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date: November 29, 2007



G. Patrick Lynch
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I, Matthew C. Wolsfeld, certify that:

1. I have reviewed this annual report on Form 10-KSB of Northern Technologies International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.



Date: November 29, 2007

Matthew C. Wolsfeld, CPA
Chief Financial Officer and Corporate Secretary

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Northern Technologies International Corporation (the "Company") on Form 10-KSB for the period ending August 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Patrick Lynch, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



G. Patrick. Lynch
President and Chief Executive Officer
(principal executive officer)

Circle Pines, Minnesota
November 29, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Northern Technologies International Corporation (the "Company") on Form 10-KSB for the period ending August 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew C. Wolsfeld, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Matthew C. Wolsfeld, CPA
Chief Financial Officer and Corporate Secretary
(principal financial officer and principal accounting officer)

Circle Pines, Minnesota
November 29, 2007

Board of Directors
Mr. Pierre Chenu
Chairman of the Board

Dr. Donald A. Kubik
Vice Chairman and
Chief Technology Officer, NTIC

Mr. G. Patrick Lynch
President & CEO, NTIC

Mr. Mark Stone
President, Petrus International, Inc.

Prof. Ramani Narayan
Professor of Chemical & Biochemical
Engineering, Michigan State University

Dr. Sunggyu Lee
Professor of Chemical & Biological Engineering,
University of Missouri-Rolla

Mr. Barry Rosenbaum
Senior Fellow,
University of Akron Research Foundation

Executive Officers
Mr. G. Patrick Lynch
President & CEO

Dr. Donald A. Kubik
Vice Chairman

Mr. Matthew C. Wolsfeld
Chief Financial Officer and
Corporate Secretary

Independent Auditors
Virchow, Krause & Company, LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
For a response to questions regarding misplaced stock certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Wells Fargo Shareowner Services
MAC N9100-030
161 North Concord Exchange
St. Paul, Minnesota 55075-1139
(800) 468-9716

Investor Relations
Northern Technologies International Corporation welcomes inquiries from its stockholders and other interested investors. For further information on the Company's activities, additional copies of this report, please contact:

Investor Relations
(763) 225-6600
Northern Technologies International Corporation
4201 Woodland Road, P.O. Box 69
Circle Pines, Minnesota 55014

Stock Listing
The Company's common stock is traded on the American Stock Exchange under the symbol NTI.

Annual Meeting
The annual meeting of stockholders will be held at 4:00 p.m. on Thursday, January 24th at the Company's corporate headquarters.


NTI
Northern
Technologies
International
Corporation

END

Environmentally Beneficial Materials Science

4201 Woodland Road, P.O. Box 69, Circle Pines, Minnesota 55014 USA
Phone: +1 (763) 225-6600, Fax: +1 (763) 225-6645, Email: info@ntic.com
www.ntic.com